As confidentially submitted with the Securities and Exchange Commission on November 6, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Progressive Care Inc.

(Exact name of registrant as specified in its charter)

Delaware	5912	32-0186005
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

400 Ansin Blvd, Suite A

Hallandale Beach, Florida 33009

(305) 760-2053

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan Jay Weisberg

Chief Executive Officer

Progressive Care Inc.

400 Ansin Blvd, Suite A

Hallandale Beach, Florida 33009

(305) 760-2053

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph M. Lucosky, Esq.
Scott E. Linsky, Esq.
Lucosky Brookman LLP
101 Wood Avenue South, 5th Floor
Woodbridge, NJ 08830
Tel. No.: (732) 395-4400
Fax No.: (732) 395-4401

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☑

If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.0001 par value(3)	$	$
Underwriters’ Warrants to purchase Common Stock(4)
Common Stock underlying Underwriters’ Warrants(5)
Total	$	$

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase from the Registrant in this offering to cover over-allotments, if any. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares of common stock registered hereby also include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant.

(3)	Pursuant to Rule 416 under the Securities Act, the shares of common stock registered hereby also include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(4)	No registration fee pursuant to Rule 457(g) under the Securities Act.

(5)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The underwriters’ warrants are exercisable at a per-share exercise price equal to % of the per-share public offering price. The proposed maximum aggregate offering price of the underwriters’ warrants is $ .

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2020

Shares

Common Stock

Progressive Care Inc.

This is a public offering of shares of common stock of Progressive Care Inc. We are selling                  shares of common stock. We anticipate that the initial public offering price of our shares will be between $                 and $                 and for calculation purposes herein, we assume a mid-point of $          per share.

Our common stock is currently quoted on the OTCQB under the symbol “RXMD.” On         , 2020 the closing price as reported on the OTCQB was $                 per share. This price will fluctuate based on the demand for our common stock. We intend to apply to list our shares of common stock for trading on              under the symbol “            .” The approval of our listing on           is a condition of closing this offering. No assurance can be given that our application will be accepted.

We are an “emerging growth company” under federal securities laws and have elected to comply with certain reduced public company reporting requirements. (See “Prospectus Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”)

This prospectus provides a general description of the securities being offered. You should use this prospectus and the registration statement of which it forms a part before you invest in any securities.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total(1)
Public offering price	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds to us, before expenses	$	$

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares of our common stock described below.

(2)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to % of the public offering price payable to the underwriters (excluding proceeds received from exercise of the underwriter’s overallotment option) which is not included in underwriting discounts and commissions. We have agreed to issue to the representative of the underwriters a warrant to purchase up to shares of our common stock, an amount equal to % of the shares of common stock offered pursuant to this prospectus (excluding shares sold pursuant to the exercise of the underwriter’s over-allotment option), with an exercise price equal to % of the public offering price per share in this offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable for a period beginning on the date that is six months from the effective date of this offering. We refer you to “Underwriting” beginning on page 81 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the underwriters to purchase up to            additional shares of common stock solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $        , and the total proceeds to us, before expenses, will be $        .

The underwriters expect to deliver the shares to purchasers on or about        , 2020.

The date of this prospectus is        , 2020.

PRESCRIBERS
CAREGIVERS
PATIENTS
PROGRESSIVE CARE
JOURNEY

Our Mission

At Progressive Care, our mission is to improve every step of the patient journey by adding value to prescribers, caregivers, and patients in a seamless manner. Through the implementation of proven processes, we empower medical practices to achieve the highest standards of personalized care.

PROGRESSIVE CARE

PharmCo·Rx

LET US TAKE CARE OF YOUR MEDICINE, SO YOU CAN TAKE CARE OF YOURSELF

7:30 AM
Monday
1 Atorvastatin 10MG
2 Lisinopril 20 MG
1 Clopidogrel 75MG
PharmCoRx
SMART RX PACK
POWERED BY PHARMCO RX

5-Star Pharmacy Performance (1)

PROGRESSIVE CARE

(1) Per EQuIPP Performance Valuation Reports 2019 for all pharmacy locations.

ClearMetrX

340Metrx **PharMetrX**

PROGRESSIVE CARE

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

 Unless the context otherwise requires, references in this prospectus to “we,” “us,” “our,” the “Registrant”, the “Company,” and “Progressive Care” refer to Progressive Care Inc. and its subsidiaries. In addition, unless the context otherwise requires, “Exchange Act” refers to the Securities Exchange Act of 1934, as amended; “SEC” or the “Commission” refers to the United States Securities and Exchange Commission; and “Securities Act” refers to the Securities Act of 1933, as amended. Certain pharmaceutical and other industry terms used in this prospectus are defined in the “Glossary Of Terms.” All dollar amounts in this prospectus are in U.S. dollars unless otherwise stated.

You should read the entire prospectus before making an investment decision to purchase our securities.

i

GLOSSARY OF TERMS

The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the pharmaceutical industry:

“340B Covered Entities’’ or “Covered Entity” or “340B” means the Federal 340B Drug Discount Pricing Program, which is a US federal government program created in 1992 that requires drug manufacturers to provide outpatient drugs to eligible health care organizations and covered entities at significantly reduced prices. This also includes Federally Qualified Health Center, which is a community-based organization that provides comprehensive primary care and preventive care, including health, oral, and mental health/substance abuse services to persons of all ages, regardless of their ability to pay or health insurance status.

“ACA’’ means the Patient Protection and Affordable Care Act, often shortened to the Affordable Care Act, nicknamed Obamacare, which is a U.S. federal statute which provides numerous rights and protections that make health coverage more fair and easy to understand, along with subsidies (through “premium tax credits” and “cost-sharing reductions”) to make it more affordable. The law also expands the Medicaid program to cover more people with low incomes.

“ACO’’ means Accountable Care Organizations and is a group of doctors, hospitals, and other health care providers, who come together voluntarily to give coordinated high-quality care to the Medicare patients they serve.

“ARV’’ means Anti-retroviral Medications, which is for the treatment of infection by retroviruses, primarily HIV.

“B2B’’ means Business-to-business.

“CCM’’ means Chronic Care Management, which encompasses the oversight and education activities conducted by health care professionals to help patients with chronic diseases and health conditions such as diabetes, high blood pressure, systemic lupus erythematosus, multiple sclerosis, and sleep apnea learn to understand their condition and live successfully with it.

“CMS’’ means Centers for Medicare and Medicaid Services, which is the agency within the U.S. Department of Health and Human Services (HHS) that administers the nation’s major healthcare programs. The CMS oversees programs including Medicare, Medicaid, the Children’s Health Insurance Program (CHIP), and the state and federal health insurance marketplaces. CMS collects and analyzes data, produces research reports, and works to eliminate instances of fraud and abuse within the healthcare system.

“Compounded Medications” means a drug that is specifically mixed and prepared for an individual patient, based on a prescription from their doctor.

“CPT’’ means Common Procedural Terminology Codes, which are numbers assigned to every task and service a medical practitioner may provide to a patient including medical, surgical, and diagnostic services.

“DEA’’ means the Drug Enforcement Administration, which is a United States federal law enforcement agency under the United States Department of Justice, tasked with combating drug trafficking and distribution within the United States.

“DIR Fees” means Direct and Indirect Remuneration, which are Pharmacy Benefit Managers (see “PBMs” definition in the Glossary Of Terms) clawbacks of reimbursements based on factors that vary from health insurance plan to health insurance plan. ..

“EHR’’ means Electronic Health Record(s), is an electronic version of a patient’s medical history, that is maintained by the provider over time, and may include all of the key administrative clinical data relevant to that persons care under a particular provider, including demographics, progress notes, problems, medications, vital signs, past medical history, immunizations, laboratory data and radiology reports.

“EQuIPP” means Electronic Quality Improvement Platform for Plans and Pharmacies, which is a performance information management platform that makes unbiased, benchmarked performance data available to both health plans and community pharmacy organizations and brings a level of standardization to the measurement of the quality of medication use, and makes this information accessible and easy to understand. By doing so, EQuIPP facilitates an environment where prescription drug plans and community pharmacies can engage in strategic relationships to address improvements in the quality of medication use.

“FDA’’ means the Federal Drug Administration, which is a federal agency of the United States Department of Health and Human Services, one of the United States federal executive departments. The FDA is responsible for protecting and promoting public health through the control and supervision of food safety, tobacco products, dietary supplements, prescription and over-the-counter pharmaceutical drugs (medications), vaccines, biopharmaceuticals, blood transfusions, medical devices, electromagnetic radiation emitting devices (ERED), cosmetics, animal foods & feed and veterinary products.

“Generic Drugs” are copies of brand-name drugs that have the same dosage, intended use, effects, side effects, route of administration, risks, safety, and strength as the original drug.

“Health Practice Risk Management” means an organized effort to identify, assess, and reduce, where appropriate, risk to patients, visitors, staff, and organizational assets.

‘HEDIS Quality Measures’’ means Healthcare Effectiveness Data and Information Set Quality Measures, which is a comprehensive set of standardized performance measures designed to provide purchasers and consumers with the information they need for reliable comparison of health plan performance.

“HIPAA’’ means the Health Insurance Portability and Accountability Act, which is a US law designed to provide privacy standards to protect patients’ medical records and other health information provided to health plans, doctors, hospitals and other health care providers.

“HL7’’ means Health Level Seven. which is a set of international standards for transfer of clinical and administrative data between software applications used by various healthcare providers. These standards focus on the application layer, which is “layer 7” in the OSI model. The HL7 standards are produced by Health Level Seven International, an international standards organization, and are adopted by other standards issuing bodies such as American National Standards Institute and International Organization for Standardization.

“Health Insurance Plans” means a system for the financing of medical expenses by means of contributions or taxes paid into a common fund to pay for all or part of health services specified in and insurance policy or the law. The key elements are advance payment or premiums or taxes, pooling of funds, and eligibility for benefits based on contributions or employment.

“HO’’ means Healthcare Organizations, which are centers that provide health services such as diagnosis of diseases, surgical operations and treatment and recovery of patients.

“ICU” means Intensive Care Unit.

“IP’’ means Independent Providers, which are private sector healthcare companies that are contracted by the national health service in the provision of healthcare or in the support of the provision of healthcare.

“IT’’ means Information Technology and it involves the development, maintenance, and use of computer systems, software, and networks for the processing and distribution of data.

“LTC’’ means Long-term Care Facilities, which are facilities that provide rehabilitative, restorative, and/or ongoing skilled nursing care to patients or residents in need of assistance with activities of daily living.

“‘Medicaid”” is a federal and state health insurance program in the U.S. that helps with medical costs for some people with limited income and resources. Medicaid also offers benefits not normally covered by Medicare, including nursing home care and personal care services.

“Medicare’’ is a national health insurance program in the U.S. It primarily provides health insurance for Americans aged 65 and older, but also for some younger people with disability status as determined by the Social Security Administration, as well as people with end stage renal disease and amyotrophic lateral sclerosis (ALS or Lou Gehrig’s disease).

“Medication adherence” is the act of filling new prescriptions or refilling prescriptions on time.

“Medication compliance” is the act of taking medication on schedule or taking medication as prescribed.

“MSO’’ means Management Service Organization, which is a health care specific administrative and management engine that provides a host of administrative and management functions necessary to be successful in the ever-changing healthcare environment.

“‘MTM’’ means Medication Therapy Management, which is a range of services provided to individual patients to optimize therapeutic outcomes (help patients get the most benefit from their medications) and detect and prevent costly medication problems.

“Network-based Marketing Strategies” means a network that enable you to find potential patients who are linked to your existing patient base.

“PBMs’’ means Pharmacy Benefit Managers, which are third-party administrators of prescription drug programs for commercial health plans, self-insured employer plans, Medicare Part D plans (prescription drug plans), the Federal Employees Health Benefits Program, and state government employee plans.

“PBM Fees” means the fees assessed to pharmacies based on their score as rated by Health Insurance Plans and PBMs based on their ability to adequately supply chronic care medications to patients during a measurement period. This score is then compared to the scores of other pharmacies in the network at which point a relative rating is issued and fees are assessed to the pharmacy.

“PHI’’ means Protected Health Information where the HIPAA Privacy Rule provides federal protections for personal health information held by covered entities and gives patients an array of rights with respect to that information.

“Prescription Pharmaceutical” means a pharmaceutical drug that legally requires a medical prescription to be dispensed.

“Prescription Medications” means a drug that can be obtained only by means of a physician’s prescription.

“PSAO” means Pharmacy Services Administration Organizations, which are cooperative networks for independent pharmacies.

“RX’’ is a doctor’s prescription.

“SaaS’’ means Software-as-a-Service, which is a software licensing model in which access to the software is provided on a subscription basis, with the software being located on external servers rather than on servers located in-house.

“Self-funded Organizations” assumes the financial risk for providing health care benefits to its employees.

“SKU’’ means Stock Keeping Units and is a scannable bar code, most often seen printed on product labels in a retail store.

“SMS’’ means Short Message Service, which is a text messaging service on mobile phones.

“STD’’ means Sexually Transmitted Diseases.

“Tele-pharmacy Services” means the provision of pharmacist care by registered pharmacists and pharmacies using telecommunications to patients located at a distance.

“TPA’’ means Third Party Administration, which is a company that provide operational services such as claims processing and employee benefits management under contract to another company. Insurance companies and self-insured companies often outsource their claims processing to third parties.

“Third Party Payor” is and entity that pays medical claims on behalf of the insured.

“Unit-of-dose Packaging System” means a dose of medicine prepared in an individual packet for convenience, safety, or monitoring.

MARKET AND INDUSTRY DATA

This prospectus includes industry and trade association data, forecasts, and information that we have prepared based, in part, upon data, forecasts, and information obtained from independent trade associations, industry publications and surveys, government agencies, and other independent information publicly available to us. Statements as to our market position are based on market data currently available to us. Industry publications, surveys, and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information obtained from these sources. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources.

We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

In addition, forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks. In addition, certain market and industry data has been obtained from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. We have not independently verified the data obtained from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

v

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be important information about us, you should carefully read this entire prospectus before investing in our common stock, especially the risks and other information we discuss under the headings “Risk Factors” beginning on page 15.

Business Overview

Progressive Care Inc. (“Progressive”) was incorporated under the laws of the state of Delaware on October 31, 2006. Progressive, through its wholly-owned subsidiaries, PharmCo, LLC (referred to as “PharmCo 901”), Touchpoint RX, LLC doing business as PharmCo Rx 1002, LLC (referred to as “PharmCo 1002”), Family Physicians RX, Inc. doing business as PharmCoRx 1103 (referred to as “FPRX” historically or “PharmCo 1103” currently) (pharmacy subsidiaries collectively referred to as “PharmCo”), and ClearMetrX Inc (collectively with all entities referred to as the “Company”, or “we”) is a personalized healthcare services and technology company which provides prescription pharmaceuticals and risk and data management services to healthcare organizations and providers.

Over the past 13 years we have developed a unique model for pharmacy operation and data management. As a health services company, we specialize in analyzing health outcomes, costs and risks associated with administration of prescription pharmaceuticals. The industry has increasingly put the onus on primary care physicians to manage the health outcomes and patient healthcare spending, so our medication therapy management and patient prescription services can assist this process. Physicians recommend our services to their patients as means of ensuring medication adherence and compliance, which prevents costly acute care spending for chronic care conditions and enhances their performance as a practice.

The PharmCo subsidiaries are full-service retail specialty services pharmacies that offer same-day free delivery within Florida. The pharmacies accept most major insurance plans and have competitive out-of-pocket pricing for cash paying patients. The COVID-19 pandemic has created several hurdles for the pharmacy industry, but our history of patient care management and same-day free home delivery resulted in more recommendations from physicians and new patients using our pharmacies.

Over the past year, we have been performing data management and other services for 340B Covered Entities dispensing medications under the federal 340B Drug Discount Pricing Program. Our unique expertise in prescription data management has attracted additional 340B Covered Entities as clients. We created ClearMetrX as a wholly owned subsidiary to perform third party administration and data management services.

We are focused on strategic growth through software development, SaaS based revenue streams, digital health technologies and expanded penetration of our PharmCo branded operations. We anticipate these efforts will be realized through our ongoing B2B healthcare marketing strategies, strategic partnerships, and acquisitions.

Products and Services and their Markets

Pharmacy operations

We provide prescription pharmaceuticals, compounded medications, tele-pharmacy services, anti-retroviral medications, medication therapy management, the supply of prescription medications to long term care facilities, contracted pharmacy services for 340B Covered Entities under the 340B Drug Discount Pricing Program, and health practice risk management. We improve the lives of patients with complex chronic diseases through our partnerships with patients, payors, pharmaceutical manufacturers and distributors, and physicians. We offer a broad range of innovative solutions to address the dispensing, delivery, dosing, and reimbursement of clinically intensive, high-cost drugs. We also provide patient health risk reviews and free same-day delivery. We currently fill on average approximately 44,000 prescriptions per month. We believe we are well positioned to continue expanding our market share in the pharmacy industry.

We offer a variety of value-added services for no additional charge that further encourage satisfaction across all medication stake holders and enhance loyalty and key performance metrics. These services include language support for broad demographics, prior authorization assistance, same-day home-medication delivery, on site provider consultation services, reporting and analytics, customized medication adherence packaging solutions, and patient advocacy. Our pharmacies accept most major insurance plans and provide access to co-pay assistance programs, discount and manufacturer coupons, and competitive cash payment options. We also offer e-commerce of over-the-counter products, certain disease testing, and vaccinations.

We enhance patient adherence to complex drug regimens, collect and report data, and ensure effective dispensing of medications to support the needs of patients, providers, and payors. Our patient and provider support services ensure appropriate drug initiation, facilitate patient compliance and persistence, and capture important information regarding safety and effectiveness of the medications that we dispense.

We have filled over 258,000 prescription during the six months ended June 30, 2020, compared to 187,000 prescriptions for the same period in 2019. Increases in prescriptions filled, physician referrals, and patients serviced stem from our value-added services and our performance as measured by Health Insurance Plans and PBMs. In 2019, our performance score was Five Stars with a relative ranking in the top 20% of all pharmacies in the U.S. Primary care physicians similarly are measured based on chronic care management, the results of which impact their annual revenue. This creates incentive for physicians to refer patients to pharmacies that have high performance scores. As a result of our pharmacy performance and value-added services we have helped retain customers and attract new ones and have resulted in performance incentives from PBMs of approximately $724,000 in 2019.

We provide contracted pharmacy services for 340B Covered Entities under the 340B Drug Discount Pricing Program. The drugs are owned by the 340B Covered Entity up until sale, so we do not incur out of pocket costs for this drug inventory. Under the terms of these agreements, we act as a pass through for reimbursements on prescription claims adjudicated on behalf of the 340B Covered Entities and receive a dispensing fee per prescription. These fees vary by the covered entity and the level of service we provide.

In 2015, we established a non-sterile compounding lab to support those patients looking for alternative primarily topical pain management treatments and customizable dosage forms to accommodate struggles with existing conditions. Our compounding department specializes in formularies such as non-narcotic topical pain creams, wound care creams, scar gels, hormone replacement therapies, female health, pediatrics, and sports medicine. We only use FDA approved and registered ingredients and each compounded prescription can be individually tailored for a result that fully meet the needs of the patient. In addition to these medications, PharmCo prepares psoriasis creams, wellness vitamins, weight loss formulations and holistic capsules which are 100% Kosher and Halal certified. Compounded medications require strict compliance procedures, are highly labor intensive and as of 2020 are largely not covered by insurance. However, we continue to believe that compounded options must be available for our patients as they have proven effective in improving quality of life for patients with complex conditions and treatment regimens.

For our LTC customers, we provide purchasing, custom packaging and dispensing of both prescription and non-prescription pharmaceutical products. We utilize a best practice unit-of-dose packaging system as opposed to the traditional vials, using the same robotic packaging systems currently used by chain, mail order, and large-scale pharmacies. We also provide computerized maintenance of patient prescription histories, third party billing and consultant pharmacist services. Our consultant pharmacy services consist primarily of evaluation of monthly patient drug therapy, as well as monitoring the institution’s drug distribution system.

We also generate revenue from our work in MTM. MTM involves review and adjustment of prescribed drug therapies to improve patient health outcomes for patients with multiple prescriptions. This process includes several activities such as performing patient assessments, creating medication treatment plans, monitoring the effectiveness of and adherence to prescribed therapies and delivering documentation of these services to the patient’s physician to coordinate comprehensive care.

We currently deliver prescriptions to Florida’s diverse population and ship compounded medications to patients in states where we hold non-resident pharmacy licenses as well. We hold a community pharmacy permit in Florida and we hold non-resident pharmacy licenses that allow us to dispense to patients in the following states: Arizona, Colorado, Connecticut, Georgia, Illinois, Massachusetts, Minnesota, Nevada, New Jersey, New York, Pennsylvania, Texas, and Utah.

Data Management Services

Global healthcare systems have been taxed in recent years with aging populations seeking care in greater numbers. Big data and analytics have seen large increases in the market as healthcare stakeholders seek to use information to increase efficiency, lower costs, improve patient outcomes, and innovate. Frontline and independent providers have benefitted from improvements to their digital systems, but data insights are a rare commodity. Regardless of size, digitization of healthcare as global trend will encourage the usage of data analytics to improve care and allow us to compete in an intense healthcare market. Per Valuates Reports, the global healthcare analytics market was estimated be over $10 billion in 2019 and is expected to increase to over $40 billion by 2025.

Through our wholly owned subsidiary, ClearMetrX, we offer data management and reporting services to support health care organizations. Our 340MetrX offering includes data management and TPA services for 340B Covered Entities, pharmacy analytics, and programs to manage HEDIS Quality Measures including medication adherence. These offerings address the glaring need for frontline providers to understand best practices, patient behaviors, care management processes, and the financial mechanisms driving decisions. We deliver data access and also deliver actionable insights that providers and support organizations can use to improve their practice and patient care.

We believe that the key to performing data management is adopting a platform that can efficiently aggregate, index, and prepare data for pharmacy business and professional use. Through our PharmMetrX offering, we believe client pharmacies can leverage the extraction and use of data improving the quality of care for patients, while increasing the profitability of their client medical practices. We believe pharmacies, physician practices, MSOs, can benefit from our data management services in many ways:

1.	Strategic Planning and Budgeting: Develop yearly strategic plans and roadmaps of financial contributions.

2.	Performance Metrics: Create a dashboard of internal and external key performance metrics to manage the business.

3.	Managed Care Reimbursement Profitability: Mine data to identify potential ways to increase reimbursements and boost profitability.

4.	Pricing and Working Capital Strategy: Analyze millions of Rx SKUs to determine optimal prices to maximize revenue, profit, and use of working capital inventory.

5.	Compliance: Perform desktop audits and analyses to address compliance trends and avoid or mitigate potential business and regulatory risks.

6.	Shopper Insight: Identify insights that drive strategies for customer acquisition, retention, and optimization of best loyalty offerings. Identify best customers who can increase consumption basket size and frequency of spend.

7.	Medication Management and Adherence: Develop programs and best practices to improve customer compliance and adherence, increase formulary compliance, avoid harmful drug interactions, remove duplications of therapies, avoid gaps, and lower patient overall healthcare spending.

8.	Value-based Performance Tracking of patients with specific chronic conditions, medications or both: Create actionable performance reports to monitor, track, and trend pharmacy delivery of clinical services to meet payer contract and star ratings expectations.

9.	Operational Optimization and Efficiency: Increase visibility into pharmacy operations and opportunities to identify and address “leakages in profitability.” Streamline operational processes to control cost and improve efficiency.

Industry Overview and Market Opportunities

Pharmacy operations

The retail pharmacy and pharmaceutical wholesale industries are highly competitive and dynamic and have experienced consolidation and an evolving competitive landscape in recent years. Prescription drugs play a significant role in healthcare, constituting a first line of treatment for many medical conditions. New and innovative drugs will improve quality of life and control healthcare costs.

The U.S. retail pharmacy industry relies significantly on private and governmental third-party payors. Many private organizations throughout the healthcare industry, including PBM companies and health insurance companies, have consolidated in recent years to create larger healthcare enterprises with greater bargaining power. Third-party payors, including the Medicare Part D plans and the state-sponsored Medicaid and related managed care Medicaid agencies in the United States, can change eligibility requirements or reduce certain reimbursement rates.

Changes in law or regulation can also impact reimbursement rates and terms. The Patient Protection and Affordable Care Act was enacted to help control federal healthcare spending, including for prescription drugs. These changes at the federal and state level are generally expected to reduce Medicaid reimbursements in the U.S. When third-party payors or governmental authorities take actions that restrict eligibility or reduce prices or reimbursement rates, sales and margins in the retail pharmacy industry could be reduced. In some cases, these possible adverse effects may be partially or entirely offset by controlling inventory costs and other expenses, dispensing higher margin generics, finding new revenue streams through pharmacy services or other offerings, dispensing a greater volume of prescriptions or any combination of these actions.

Generic prescription drugs have continued to help lower overall costs for customers and third-party payors. In the U.S. in general, generic versions of drugs generate lower sales dollars per prescription, but higher gross profit percentages, as compared with patent-protected brand name drugs. In general, in the U.S., specialty prescription business is also growing and generates higher sales dollars per prescription, but lower gross margin, as compared to generic prescription drugs.

Pharmacists are on the frontlines of the healthcare delivery system, and we believe rising healthcare costs and the limited supply of primary care physicians present opportunities for pharmacists and retail pharmacies to play an even greater role in driving positive outcomes for patients and payors through expanded service offerings such as immunizations and other preventive care, healthcare clinics, pharmacist-led medication therapy management and chronic condition management.

Pharmaceuticals represent a significant and growing total addressable healthcare market. The pharmaceutical market experienced significant growth in recent years as complex chronic conditions, care coordination, technology-enabled patient care, biotechnology research and outcomes-based healthcare have increased in focus.

In light of accelerating usage of mail order and delivery-based services, both before and after the global COVID-19 pandemic, the market for personalized and convenient care access is increasing. We have provided same-day and next-day home delivery services over the past 13 years of our operations. We are uniquely positioned in Florida to gain an increasing market share among a broad demography of patients due to our high-performance scores and value-added services. Additionally, we see value in the opportunity to create strategic partnerships, acquire synergistic operations and expand current operations to round out pharmacy capabilities which could include specialty medications, sterile compounding, and mail-order.

Virtual healthcare services and healthcare technologies

Virtual healthcare services, or Telehealth, is a growing segment of the healthcare sector. It involves remotely exchanging patient data between locations for purposes of obtaining assistance in monitoring and diagnosing. Telehealth allows the healthcare practitioner to easily offer their services on consultation, care management, diagnosis, and self-management services using information and communication technologies. These services are being offered through various modes of delivery, such as on-premise, web-based, and cloud-based delivery. A growing population over the age of 65, the increase in the number of chronic diseases, and a rise in demand for home monitoring devices are the major drivers which are likely to aid the growth of the telehealth market.

In the U.S. and globally there has been a surge in interest in digital health services as the COVID-19 pandemic upended the traditional practice of medicine. The pandemic has encouraged accelerating adoption of digital and remote health technologies by providers, and patients have seen the value in using virtual care services for routine care and consultation. Increased usage of these services has shown new methodologies for reducing healthcare spending and increasing access to patients in both rural and urban settings. CMS has recently adopted CPT codes to allow physicians to bill for virtual healthcare encounters. While those codes are initially expected to be temporarily tied to the pandemic, industry experts anticipate broader adoption of insurance acceptance of virtual healthcare claims as the broader market seeks to use the services to perform triage, lower backlogs, and increase access at lower costs than traditional healthcare encounters.

Virtual healthcare today centers on singular health encounters on an as-needed basis with limited integration into the overall care management plan of the practice or the patient. We see a widening gulf between the intent of virtual care services and actual application. Market opportunities exist for us to leverage existing core competencies in remote patient monitoring and home-based care management to enhance the quality of health services provided virtually, increase connectivity and integration, and focus on the intrinsic value of the relationship between physician and patient.

A growing trend involves the capturing of personal health data by smartphone apps and wearable technology. A patient can easily mislead a care provider on a questionnaire regarding what they ate or how much they exercised, but a wearable device can track and transmit healthcare data in real time without being manipulated. Getting access to personal health and fitness data could favorably impact follow-up care, too, as medical professionals are better able to monitor and communicate with patients after they are discharged from care. Patients may be able to address follow-up care without having to go back to the doctor’s office or hospital, saving them time and saving the clinic or hospital money. Better follow-up care is key to lowering hospital readmission rates.

In the current environment, healthcare information is increasingly fragmented with numerous electronic healthcare record platforms, virtual care systems, pharmacy software, and data silos and transmitters which lack fundamental integration. Healthcare stakeholders are often at odds about proper care techniques and this lack of alignment increases burdens on providers and patients alike and is associated with decreasing satisfaction with healthcare services and negative health outcomes. We believe our unique vision of pharmacy enabled health technology will lead the way to independent and integrated health systems.

Data management services

The latest trend in healthcare is to use data to improve patient outcomes and quality of life – a practice known as “Applied Health Analytics”. “Data analytics” refers to the practice of aggregating large data sets and analyzing them to draw important insights and recommendations. This process is increasingly aided by new software and technology that facilitates the examination of large volumes of data to detect hidden information.

In the context of the increasingly data-reliant health care system, data management services can help derive insights on systemic wastes of resources, track individual practitioner performance, and identify people within the population that are most at risk for chronic diseases. With this information, the health system can more efficiently allocate resources to deliver individualized patient care at lower costs, improve the health of the population and maximize revenues and margin in the health care system.

Insurance companies and healthcare providers are also working to use medical data to identify and better manage high-risk, high-cost patients. Insurance companies and self-funded organizations want to identify these patients to provide early interventions that could keep patients in better health and reduce medical costs later. Another sophisticated use of this kind of healthcare data could be to use algorithms with ICU patients to foresee who is more at risk for readmission. Medical staff can then take different, proactive measures as necessary to try to lower that risk of readmission, such as precise discharge instructions, different prescriptions, or a specific follow-up visit schedule.

We have a different approach to data and how to incorporate it into business and professional practice. The goal of all business with access to large data collections should be to harness the most relevant data and use it for optimized decision making. ClearMetrX focuses on using data-driven analytic tools to identify insights targeting three key areas where we see the potential to improve patient outcome and maximize revenue and margin for our clients:

1.	Improving medication adherence. Increasing patients’ adherence to medication treatment plans means they will be healthier, reducing costly advanced treatment claims for those patients. Third party payors will see lower claim payments, and the physicians are rewarded with higher reimbursement under managed care contracts with third party payors.

2.	Improving patient engagement with their physicians. Reducing abandonment while nurturing patients to comply with their therapy through education, reminder, and medication synchronization will improve refill rates, resulting in healthier outcomes.

3.	Optimizing operational efficiency and costs.

The data that will be provided to our physicians’ practices will help doctors to meet third party payor performance goals which will improve reimbursement payments from third party payors.

Competitive Strengths

We believe we are well positioned to continue to increase our market share based on the following competitive strengths.

Adding value to all constituents. The value we deliver to all constituents is based upon our thousands of daily patient interactions. We help patients adhere to complicated medication therapies, process refills and manage any side effects and insurance concerns ensuring that they get the best standard of care. The clinical efficacy of drug therapies, especially for acute and chronic conditions, is typically enhanced when patients precisely follow the prescribed treatment regimens (including dosing and frequency).

Performance. Pharmacies are measured against their peers to improve quality of patient care. We have dedicated staff to track performance metrics, ensuring high comparative adherence rates. Across the population, on average 50% of patients are adherent to prescribed medication protocols. Per EQuIPP performance valuation report, we have achieved patient adherence rates of over 95% which has resulted in continuous five star rating through 2019. We believe our high adherence rates are due to, among other things, our model of proactive patient engagement, direct communication with and connections to healthcare stakeholders, our patient training and education, patient behavior analysis and medication coaching, compliance packaging, tracking timing of refills, free home delivery, and language support. We also help identify third-party funding support programs to help cover expensive out-of-pocket costs.

Clinically trained operational professionals. Our licensed pharmacists and technicians have been trained on our patient care model and data management tools. These healthcare professionals do not simply dispense medications, but also analyze patients’ needs, behaviors, lifestyles, healthcare services providers, and payor resources to optimize the medication therapies received. Our staff conducts this full healthcare evaluation while also communicating necessary care information to authorized providers and caregivers before medications are dispensed, which differentiates our pharmacy operations from our competitors’ models.

Data management services. Our pharmacy model and broader healthcare approach is based on evaluating and analyzing large data sets to glean insights about efficient practice management, reduction of risk, improving adherence, increasing profitability, formulary compliance, PBM reimbursement structures, performance ratings, and care access. As we have successfully leveraged reporting and analytics to enhance our internal operational capabilities and results, so too have we translated this analytical expertise to benefit healthcare organizations. The reporting and information delivery capabilities have been increasingly relied upon by MSOs, 340B Covered Entities, independent providers, and third-party data management companies.

Lean and nimble operational strategy. Healthcare is an industry where best practices are continuously evolving. With increasing emphasis on reducing healthcare costs which puts pressure on gross margins, we have identified new trends and opportunities, pivoting to business processes better suited to future environments. Additionally, we have focused on diversifying our revenue streams within the pharmacy industry to identify complementary and associated revenue opportunities to keep the operation one step ahead of market forces.

Successful acquisition strategies. Our strategy in identifying synergistic acquisition targets stems from identifying characteristics that enhance our core operations and provide the opportunity for further innovation. The acquisitions of both PharmCo 1002 and PharmCo 1103 in 2018 and 2019, respectively, have expanded our geographic service area, while also diversifying our demographics and revenue streams by increasing MTM capabilities and contracted pharmacy services for 340B Covered Entities. We believe this strategy will continue to be successful as we add more organizations to our arsenal of service providers.

Highly experienced and passionate operating team. Our senior operations team has worked together for over 12 years and is responsible for our proven track record of growth-consistent performance and industry leading service.

Diversity and cultural awareness. We represent the fabric of the community from which we originate. Our employees consist of diverse faiths, races, ethnic origins, and sexual orientations. This provides us with the unique ability to speak the language that our patients and providers speak. It has also allowed us to be innovative in our approach to healthcare by leveraging the broad perspectives of our team to challenge our methodologies and be responsive to the unique needs of our patients, clients, and customers.

We also serve the following key constituents, to benefit our patients:

Physicians and Health Systems: Our team works with physician offices to manage prior-authorization and other requirements of managed care organization requirements such as denial and appeal process, to ensure that complicated administrative tasks do not impair the delivery of quality patient care. We provide risk evaluation services, implement risk mitigation strategies, and collect patient adherence data to provide physicians and health systems with enhanced visibility. As a five star rated pharmacy per EQuIPP performance valuation reports, our tools and processes improve physician performance metrics which in turn results in enhanced profitability of the physicians’ practices.

Payors: We manage prescription regimens for chronically ill populations and help payors - including health insurance plans and PBMs - reduce costs through patient care management, reduction in readmission rates, decreased acute care spending for chronic care conditions, formulary compliance, and implementation of lowest cost effective alternative therapies.

Growth Strategy

We plan to grow our business by continuing to execute on the following key growth strategies:

Data Management Services. We have begun transitioning from a pharmacy centered organization focusing on dispensing to an organization that provides data management services and health technology to pharmacies. We believe that data management for frontline and independent providers, 340B Covered Entities, and pharmacies will have increasing importance as health systems evolve to become virtual and digitized. Increasing focus on performance, margins, and quality, means that our models and platforms will have strategic value through our roots in day-to-day care management. Data management services will become an increasing driver of growth and development for us with its higher margins, and diverse monetization pathways.

Virtual Health and Health IT. We have initiated plans to invest in high-growth and high-margin healthcare technologies and virtual health services. Our vision of integrated, pharmacy enabled health tech will be instrumental in reducing health information silos, closing health care gaps and lessening the burdens on providers and patients alike. Through the development of proprietary platforms, we can enter strategic partnerships with public and private health systems. The COVID-19 pandemic has further accelerated the need for these services and entrenched the growing adoption trend of virtual care services in recent years.

Invest in Sales and Marketing. We are based in South Florida and will continue to grow our dispensing operations throughout the state, and there are opportunities to expand geographically throughout the rest of the country. Our data management services, and health IT services can be used by customers across the U.S. as well, and we expect to use funds from this offering to invest in sales and marketing efforts.

Expand Clinical Expertise to a Broad Range of Therapeutic Categories. We serve a broad range of therapeutic categories, and we believe we can expand our clinical expertise to penetrate additional markets such as hormone therapies, reproductive health, mental health, sexual health, and nutrition/dietetics. We believe these categories will become increasingly important to our patient population in the coming years due to advancement of therapies and increased incidences of chronic illness and that our platform will allow us to grow with market expansion.

Selectively Pursue Growth Through Strategic Acquisitions. We believe the specialty pharmacy industry is highly fragmented and provides numerous opportunities to expand through acquisitions. While we will continue to focus on growing our business organically, we believe we can opportunistically enhance our competitive position through complementary acquisitions in both existing and new markets. In June 2019, we completed the acquisition of Family Physicians RX, Inc., a pharmacy with operations in Miami-Dade, Broward, and Orange County, Florida. We plan to selectively evaluate potential acquisition opportunities in other therapeutic categories, services, and technologies, with the goal of preserving our culture, optimizing patient outcomes, enhancing value to other constituents, and building long-term value for our shareholders.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those in the section titled “Risk Factors” and elsewhere in this prospectus. You should read these risks before you invest in our common stock. These risks include, but are not limited to, the following:

●	We have a history of losses and may not be able to achieve or sustain profitability.

●	We derive a significant portion of our sales from prescription drug sales reimbursed by pharmacy benefit management companies.

●	A pandemic, including COVID 19, or an epidemic or outbreak of an infectious disease in the United States or Europe may adversely affect our business.

●	Efforts to reduce reimbursement levels and alter health care financing practices could adversely affect our businesses.

●	A slowdown in the frequency and rate of the introduction of new prescription drugs as well as generic alternatives to brand name prescription products could adversely affect our business, financial position, and results of operations.

●	Changes in industry pricing benchmarks could adversely affect our business, financial position and results of operations.

●	The industries in which we operate are extremely competitive and competition could adversely affect our business, financial position, and results of operations.

●	Existing and new government legislative and regulatory action could adversely affect our business, financial position, and results of operations.

●	Our industry is subject to extensive government regulation, and noncompliance by us or our suppliers could harm our business.

●	Our ability to grow our business may be constrained by our inability to obtain adequate permits and licensing for new locations, business lines, and market territories.

●	Conflicts of interest may arise between us and our directors and officers as a result of other business activities undertaken by such individuals.

●	We will incur increased costs as a result of being a public reporting company and our management will be required to devote substantial time to new compliance initiatives.

●	We will seek to raise additional funds in the future, which may be dilutive to stockholders or impose operational restrictions.

●	Our stock price is likely to be highly volatile because of several factors, including a limited public float.

●	A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to significantly decrease, even if our business is doing well.

●	We cannot assure you that the common stock will be liquid or that it will remain listed on a securities exchange.

Recent Developments

Exchange of Series A Preferred Stock

We are in the process of negotiating an exchange agreement with the Yelena Braslavskaya 2020 Gift Trust, the holder of all of our outstanding shares of Series A Preferred Stock to exchange all of the shares of Series A Preferred Stock into shares of our common stock. We expect to enter into an exchange agreement and complete the exchange simultaneously with the closing of this offering.

Reverse Stock Split

On November        , 2020, our Board of Directors (the “Board”) approved a reverse stock split of our common stock within the range of          of our issued and outstanding common stock and authorized the Pricing Committee of the Board (the “Pricing Committee”), in its sole discretion, to determine the final ratio, effective date, and date of filing of the certificate of change in connection with the reverse stock split. The reverse stock split is subject to the approval of our stockholders at our Annual Meeting of Stockholders to be held on December      , 2020. The closing of this offering will be conditioned upon the completion of the reverse stock split.

Increase in Authorized Shares

On November        , 2020, our Board approved an amendment to our Certificate of Incorporation to increase the authorized shares of common stock to        shares (the “Authorized Share Increase”). The Authorized Share Increase is subject to the approval of our stockholders at our Annual Meeting of Stockholders to be held on December        , 2020.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	reduced disclosure about our executive compensation arrangements;

●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.

Company Information

Our executive offices are located at 400 Ansin Boulevard, Suite A, Hallandale Beach, FL 33009, and our telephone number is (305) 760-2053. Our corporate website address is http://www.progressivecareus.com, and our subsidiary’s website addresses are http://www.pharmcorx.com, and http://www.clearmetrx.com. The references to our websites are intended to be an inactive textual reference only. Information contained on, or accessible through, our websites are not a part of, and are not incorporated by reference into, this prospectus, and you should not rely on this information in making a decision to invest in our common stock in this offering.

THIS OFFERING

Common stock offered by us	Shares(1)

Common stock outstanding prior to this offering(1)(2)

Common stock to be outstanding after the offering(1)(2)

Over-allotment option	We have granted the underwriters the option to purchase up to an additional shares of our common stock at the initial offering price, less any underwriting discounts and commissions, to cover over-allotments, if any, for a period of 45 days from the date of this prospectus.

Use of proceeds

We expect to receive net proceeds from this offering of approximately $            (assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus), or approximately $            if the underwriters exercise in full their over-allotment option to            purchase up to additional shares of our common stock, after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $            payable by us.

We intend to direct approximately $            of the net proceeds of the offering towards the development and marketing of the healthcare data analytics platforms of our wholly owned subsidiary, ClearMetrX. We also intend to use any remaining net proceeds from this offering for working capital, and other general corporate purposes which may include potential future business acquisitions and to a lesser extent repayment of debt. Pending the use of the net proceeds of this offering as described above, we may invest the net proceeds in short-term interest- bearing investment grade instruments.

Risk factors	Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 15 before deciding to invest in our securities.

Dividend policy	We expect to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy”.

(1)	Assumes no exercise of the underwriters’ option to purchase up to an additional shares of our common stock. Excludes: (i) shares of common stock issuable upon exercise of the Representative’s Warrants to be issued to the representative of the underwriters upon closing of this offering; and (ii) shares of common stock issuable upon conversion of the notes held by Chicago Ventures and Iliad Research.

(2)	We intend to apply to list our common stock on the under the proposed symbol “ .” Our common stock is currently quoted on the OTCQB under the trading symbol “RXMD”.

All share and per share information referenced through this prospectus has been retroactively adjusted to reflect a series of transactions that occurred prior to the closing of this offering on         , 2020: (i) the exchange of all shares of our Series A Preferred Stock for shares of our common stock on a basis effective         , 2020; (ii) the filing of our Amended and Restated Articles of Incorporation and the adoption of our Amended and Restated Bylaws effective         , 2020; and (iii) a reverse stock split effected on a 1 for basis effective         , 2020.

Accordingly, all share and per share amounts presented in this prospectus have been adjusted, where applicable, to reflect such conversions. Nevertheless, this prospectus retains references to our Series A Preferred Stock to the extent referring to transactions occurring prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary consolidated statements of operations data for the fiscal years ended December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Additionally, the three and six months ended June 30, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The historical financial data presented below is not necessarily indicative of our financial results in future periods, and the results for the three and six months ended June 30, 2020 are not necessarily indicative of our operating results to be expected for the full fiscal year ending December 31, 2020 or any other period. You should read this information in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our consolidated interim financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations as of and for such periods.

Historical Financial Information

Progressive Care Inc. and Subsidiaries

Consolidated Statements of Operations

	Three Months Ended June 30,	Six Months Ended June 30,	Years Ended December 31,	Years Ended December 31,
	2020	2020	2019	2018
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Revenues, net	$9,225,283	$18,299,945	$32,629,127	$20,637,747
Cost of revenue	7,403,381	14,853,629	24,661,186	15,950,057
Gross profit	1,821,902	3,446,316	7,967,941	4,687,690
Selling, general and administrative expenses
Bad debt expense	22,426	59,485	139,030	43,163
Share-based compensation	-	-	43,000	591,879
Other selling, general and administrative expense	2,330,984	4,713,015	8,719,861	5,595,646
Total Selling, general and administrative expenses	2,353,410	4,772,500	8,901,891	6,230,688
Loss from operations	(531,508)	(1,326,184)	(933,950)	(1,542,998)
Other Income (Expense)
Change in fair value of derivative liability	317,000	881,000	(321,000)	217,718
Automobile casualty loss	-	-	(1,545)	-
Loss on disposal of property and equipment	-	-	(1,973)	-
Other income	-	-	143	-
Interest income	61	115	512	278
Interest expense	(353,906)	(726,760)	(1,245,526)	(302,839)
Total other income (expense) - net	(36,845)	154,355	(1,569,389)	(84,843)
Loss before provision for income taxes	(568,353)	(1,171,829)	(2,503,339)	(1,627,841)
Provision for income taxes	(6,191)	(6,780)	(2,689)	(1,650)
Loss from continuing operations	(574,544)	(1,178,609)	(2,506,028)	(1,629,491)
Loss from discontinued operations, net of tax	-	-	-	(276)
Net loss	$(574,544)	$(1,178,609)	$(2,506,028)	$(1,629,767)
Basic and diluted net loss per common share(1)	$-	$-	$-	$-
Weighted average number of common shares outstanding during the year - basic and diluted(1)	455,476,562	451,823,344	430,999,711	418,129,655
Other Data (Unaudited)
Adjusted EBITDA(2)	$(311,331)	$(954,856)	$(478,983)	$(791,944)
Prescriptions Dispensed(3)	126,000	258,000	457,000	304,000
Net sales per prescription dispensed(4)	73	71	71	68
Gross profit per prescription dispensed(5)	14	13	17	15

(1)	All share and per share amounts presented have been adjusted to reflect the applicable conversions of capital stock and the one for reverse stock split, occurring immediately prior to the completion of the IPO.
(2)	Adjusted EBITDA is a non-GAAP measure. See “Adjusted EBITDA” below for our definition of Adjusted EBITDA, why we present Adjusted EBITDA and a reconciliation of net income (loss) attributable to us to Adjusted EBITDA.

(3)	Prescriptions dispensed (rounded to nearest thousand) represents actual prescriptions filled and dispensed by our wholly owned subsidiaries.
(4)	Net sales per prescription dispensed represents total prescription revenue from prescriptions dispensed by our wholly owned subsidiaries, divided by the number of prescriptions dispensed. Total prescription revenue from prescriptions dispensed includes all revenue collected from patients, third party payors and various patient assistance programs.
(5)	Gross profit per prescription dispensed represents gross profit from prescriptions dispensed, divided by the number of prescriptions dispensed. Gross profit represents total prescription revenue from prescriptions dispensed less the cost of the drugs purchased.

Progressive Care Inc. and Subsidiaries
Consolidated Balance Sheet Data

	As of June 30,	As of December 31,	As of December 31,
	2020	2019	2018
	(Unaudited)	(Audited)	(Audited)
Cash and cash equivalents	$2,072,008	$816,637	$86,831
Working capital (deficit)	$(3,663,874)	$(2,804,830)	$(810,579)
Total assets	$9,863,356	$8,587,516	$4,921,492
Total liabilities	$11,919,867	$10,843,618	$4,711,402
Stockholders’ (deficit) equity	$(2,056,511)	$(2,256,102)	$210,090

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before interest expense, income taxes, depreciation and amortization, share-based compensation, and certain other items that we do not consider indicative of our ongoing operating performance (which items are itemized below). Adjusted EBITDA is a non-GAAP financial measure.

We consider Adjusted EBITDA to be a supplemental measure of our operating performance. We present Adjusted EBITDA because it is used by our Board and management to evaluate our operating performance. It is also used as a factor in determining incentive compensation, for budgetary planning and forecasting overall financial and operational expectations, for identifying underlying trends and for evaluating the effectiveness of our business strategies. Further, we believe it assists us, as well as investors, in comparing performance from period to period on a consistent basis. Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles.

As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP and therefore you should not consider Adjusted EBITDA in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. You should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in the presentation, and we do not infer that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA does not include:

●	depreciation expense from property and equipment or amortization expense from acquired intangible assets (and although they are non-cash charges, the assets being depreciated/amortized will often have to be replaced in the future)

●	interest expense on our debt and capital leases or interest income we earn on cash and cash equivalents;

●	the amounts we paid in taxes or other components of our tax provision (which reduces cash available to us);

●	change in fair value of derivatives;

●	certain expenses associated with our acquisition activities; or

●	the impact of share-based compensation or other matters we do not consider to be indicative of our ongoing operations.

Further, other companies in our industry may calculate Adjusted EBITDA differently than we do and these calculations may not be comparable to our Adjusted EBITDA metric. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) attributable to us and our financial results presented in accordance with U.S. GAAP.

The table below presents a reconciliation of the most directly comparable U.S. GAAP measure, net income (loss) attributable to us to Adjusted EBITDA for the years ended December 31, 2019 and 2018:

Progressive Care Inc. and Subsidiaries
Adjusted EBITDA

	Three Months Ended June 30,	Six Months Ended June 30,	Years Ended December 31,	Years Ended December 31,
	2020	2020	2019	2018
Net loss	$(574,544)	$(1,178,609)	$(2,506,028)	$(1,629,767)
Depreciation and amortization	220,116	371,213	457,830	159,173
Interest expense	353,906	726,760	1,245,526	302,839
Income tax expense	6,191	6,780	2,689	1,650
EBITDA	5,669	(73,856)	(799,983)	(1,166,105)
Change in fair value of derivative liability(1)	(317,000)	(881,000)	321,000	(217,718)
Share-based compensation expense(2)	-	-	-	591,879
Adjusted EBITDA	$(311,331)	$(954,856)	$(478,983)	$(791,944)

(1)	Change in fair value of derivative liability relates to gains or losses recognized on changes in the fair value of embedded derivative features in the Chicago Venture and Iliad Research notes payable. See Note 8 in both the Notes to the Consolidated Financial Statements for the Three and Six Months ended June 30, 2020, and the Years Ended December 31, 2019 and 2018 starting on pages F-16 and F-41, respectively.

(2)	Share-based compensation expense relates to director and employee share-based awards.

RISK FACTORS

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this prospectus before deciding to purchase our securities. There are many risks that affect our business and results of operations, some of which are beyond our control. Our business, financial condition or operating results could be materially harmed by any of these risks. This could cause the trading price of our securities to decline, and you may lose all or part of your investment. Additional risks that we do not yet know of or that we currently think are immaterial may also affect our business and results of operations.

Risks Related to our Business

We have a history of losses and may not be able to achieve or sustain profitability.

We have incurred and may continue to incur operating losses in the foreseeable future. For the years ended December 31, 2019 and December 31, 2018 we had net revenue from continuing operations of $32,629,127 and $20,637,747, respectively. For the years ended December 31, 2019 and 2018, we had net losses from continuing operations of $(2,506,028) and $(1,629,491), respectively. For the six months ended June 30, 2020, we had net revenue of $18,299,945, and a net loss of $(1,178,609). Our ability to achieve and maintain profitability depends on our ability to have successful operations and generate and sustain sales, while maintaining reasonable expense levels.

We have a substantial amount of debt, approximately $3.3 million in principal amount of which will come due in 2022.

As of December 31, 2019, we had a cash balance of $816,637. Over the last several years, we have been substantially dependent on funding our pharmacy acquisitions and operations through the private sale of debt securities. Of the $4,162,000 in convertible debt bearing interest at rates of 9% to 10% per annum that we have issued and outstanding, approximately $3.3 million will come due in 2022. While these debt securities are convertible into our shares of common stock at variable prices based on lowest closing trading prices prior to the conversion, there can be no assurance that the holders of such securities will agree to convert amounts due into common stock. If we are unable to meet these obligations or default on our obligations in any other way, even if we are otherwise generating positive earnings, we could lose substantially all of our business assets as well as being held liable for any deficiency in payment. The net result of such a failure would likely be the end of our business operations and a complete loss of your investment.

Our Series A Preferred Stock entitles the holder of such shares to a supermajority voting on all matters submitted to a stockholder vote.

The Yelena Braslavskaya 2020 Gift Trust (the “Trust”) is the owner of all outstanding shares of our Series A Preferred Stock, which entitles the holder to vote on all matters submitted or required to be submitted to a vote of the stockholders. Through its ownership of the Series A Preferred Stock, the Trust has voting power equal to 50.99% of the total voting power of all issued and outstanding voting capital of the Company. Due to such disproportionate voting power, new investors may not be able to effect a change in our business or management, and therefore, stockholders would have limited recourse as a result of decisions made by management. Moreover, this Series A Preferred Stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

We derive a significant portion of our sales from prescription drug sales reimbursed by pharmacy benefit management companies.

We derive a significant portion of our sales from prescription drug sales reimbursed through prescription drug plans administered by PBM companies. PBM companies typically administer multiple prescription drug plans that expire at various times and provide for varying reimbursement rates. There can be no assurance that we will continue to participate in any pharmacy benefit manager network at any future time. If our participation in the prescription drug programs administered by one or more of the large PBM companies is restricted or terminated, we expect that our sales would be adversely affected, at least in the short-term. If we are unable to replace any such lost sales, either through an increase in other sales or through a resumption of participation in those plans, our operating results may be materially adversely affected. When we exit a pharmacy provider network and later resume network participation, there can be no assurance that we will achieve any level of business on any pace, or that all clients of the PBM sponsor of the network will choose to include us again in their pharmacy network initially or at all. In addition, in such circumstances we may incur increased marketing and other costs about initiatives to regain former patients and attract new patients covered by in-network plans.

A pandemic, including COVID-19, or an epidemic or outbreak of an infectious disease in the United States or Europe may adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States, Europe or worldwide, our business may be adversely affected. In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and, as of March 2020, has spread to over 70 countries, including the U.S., and was declared a pandemic by the World Health Organization in March 2020. The spread of COVID-19 has impacted the global economy and may impact our operations, including revenue from patient prescriptions. The risk is somewhat mitigated as pharmacies are considered essential businesses by federal, state, and local governments and are required to remain open during health emergencies. Nonetheless, such events may result in a period of business disruption and in reduced operations, which could materially affect our business, financial condition, and results of operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. A significant outbreak of coronavirus and other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.

Efforts to reduce reimbursement levels and alter health care financing practices could adversely affect our businesses.

The continued efforts of health maintenance organizations, managed care organizations, other companies, government entities, and other third-party payors to reduce prescription drug costs and pharmacy reimbursement rates may impact our profitability. Increased utilization of generic pharmaceuticals, which normally yield a higher gross profit rate than equivalent brand-named drugs, has resulted in a decrease in reimbursement payments to retail and mail order pharmacies for generic drugs through the imposition by third-party payors of generic effective rates (“GERs”) that have caused a reduction in the generic profit rate. We expect pricing pressures from third-party payors to continue given the high and increasing costs of specialty drugs. As a result of this industry-wide pressure, we also may see profit margins on our contracts continue to compress, which may adversely affect our profitability.

Direct and Indirect Remuneration (“DIR”) fees applied significant downward pressure on our profitability. DIR Fees are often calculated and charged several months after adjudication of a claim, which adversely impacts our profitability. These fees lack transparency and are extremely difficult to predict and accrue. DIR fees are sometimes retroactively “clawed back” by the PBMs with little or no warning at the end of a quarter, which has a significant downward effect on our gross margins.

Retroactive contractual adjustments may be imposed on the pharmacies through execution of new contracts between pharmacy services administration organizations (“PSAOs”) and PBMs with retroactive effectiveness. These contractual adjustments typically impose new lowered effective rate calculations on previously dispensed medications resulting in a PBM overpayment, which is later recouped with or without notice to the pharmacy. effective rates, DIR fees, or other fees are generally not disclosed at adjudication and may change throughout the year. These adjustments and the resultant fees may not be predictable or avoidable and can adversely affect our revenues, cash flow, and profitability.

In addition, during the past several years, the U.S. health care industry has been subject to an increase in governmental regulation at both the federal and state levels. Efforts to control health care costs, including prescription drug costs, are underway at the federal and state government levels. Changing political, economic, and regulatory influences may affect health care financing and reimbursement practices. If the current health care financing and reimbursement system changes significantly, our business, financial position and results of operations could be materially adversely affected.

Quality measurement networks have a significant impact on our revenues. Quality measurement networks can be, but are not always, tied to DIR Fees collected by PBMs. These networks designate specific metrics through which pharmacy performance is assessed. These metrics are disclosed along with benchmark guidance for quality or superior performance. Failure to meet quality measures can result in loss of DIR Fees collected and loss of PBM relationship. There is no guarantee that we will be successful in meeting quality review standards. Quality measurement networks are increasingly rigorous and can be based on comparative success against other pharmacies in the network. If other pharmacies out-perform our pharmacy or if we fail to meet quality metrics, our profitability can be adversely affected.

A slowdown in the frequency and rate of the introduction of new prescription drugs as well as generic alternatives to brand name prescription products could adversely affect our business, financial position, and results of operations.

The profitability of retail pharmacy businesses is dependent upon the utilization of prescription drug products. Utilization trends are affected by the introduction of new and successful prescription pharmaceuticals as well as lower priced generic alternatives to existing brand name products. Accordingly, a slowdown in the introduction of new and successful prescription pharmaceuticals and/or generic alternatives could adversely affect our business, financial position and results of operations.

Uncertainty regarding the impact of Medicare Part D may adversely affect our business, financial position and our results of operations.

Since its inception in 2006, the Medicare drug benefit has resulted in increased utilization and decreased pharmacy gross margin rates as higher margin business, such as cash and state Medicaid customers, migrated to Medicare Part D coverage. To the extent this occurs, the adverse effects of the Medicare drug benefit may outweigh any opportunities for new business generated by the Medicare drug benefit. In addition, if the government alters Medicare program requirements or reduces funding because of the higher-than-anticipated cost to taxpayers of the Medicare drug benefit or for other reasons; or if we fail to design and maintain programs that are attractive to Medicare participants, our Medicare Part D services and the ability to expand our Medicare Part D services could be materially and adversely affected, and our business, financial position and results of operations may be adversely affected.

Unexpected safety or efficacy concerns may arise from pharmaceutical products.

Unexpected safety or efficacy concerns can arise with respect to pharmaceutical drugs dispensed at our pharmacies, whether or not scientifically justified, leading to product recalls, withdrawals or declining sales. If we fail to or do not promptly withdraw pharmaceutical drugs upon a recall by a drug manufacturer, our business and results of operations could be negatively impacted by reversals of pharmacy billings that will result in loss of revenue.

Prescription volumes may decline, and our net revenues and ability to generate earnings may be negatively impacted, if products are withdrawn from the market or if increased safety risk profiles of specific drugs result in utilization decreases.

We dispense significant volumes of drugs from our pharmacies. These volumes are the basis for our net revenues. When increased safety risk profiles of specific drugs or classes of drugs result in utilization decreases, physicians may cease writing or reduce the numbers of prescriptions written for these drugs. Additionally, negative press regarding drugs with higher safety risk profiles may result in reduced consumer demand for such drugs. On occasion, products are withdrawn by their manufacturers. In cases where there are no acceptable prescription drug equivalents or alternatives for these prescription drugs, our volumes, net revenues, profitability, and cash flows may decline.

Certain risks are inherent in providing pharmacy services; our insurance may not be adequate to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceutical products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, unintentional distribution of counterfeit drugs and expiration of drugs. In addition, federal and state laws that require our pharmacists to offer counseling, without additional charge, to their customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant can impact our business. Our pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or eliminate these effects. Although we maintain professional liability and errors and omissions liability insurance, from time to time, claims result in the payment of significant amounts, some portions of which are not funded by insurance.

We cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future. Our results of operations, financial condition or cash flows may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liability for which we self-insure or we suffer reputational harm as a result of an error or omission.

Changes in industry pricing benchmarks could adversely affect our business, financial position and results of operations.

Contracts in the prescription drug industry generally use certain published benchmarks to establish pricing for prescription drugs. These benchmarks include average wholesale price (“AWP”), average sales price and wholesale acquisition cost.

Recent events have raised uncertainties as to whether payors, pharmacy providers, PBMs and others in the prescription drug industry will continue to utilize AWP as it has previously been calculated or whether other pricing benchmarks will be adopted for establishing prices within the industry. In some circumstances, such changes could also impact the reimbursement that we receive from Medicare or Medicaid programs for drugs covered by such programs and from MCOs that contract with government health programs to provide prescription drug benefits.

The industries in which we operate are extremely competitive and competition could adversely affect our business, financial position and results of operations.

We operate in a highly competitive environment. As a pharmacy retailer, we compete with other drugstore chains, supermarkets, discount retailers, membership clubs, Internet companies and retail health clinics, as well as other mail order pharmacies. In that regard, many pharmacy benefits plans have implemented plan designs that mandate or provide incentives to fill maintenance medications through mail order pharmacies. To the extent this trend continues, our retail pharmacy business could be adversely affected. In addition, some of these competitors may offer services and pricing terms that we may not be willing or able to offer. Competition may also come from other sources in the future. Thus, competition could have an adverse effect on our business, financial position and results of operations.

Existing and new government legislative and regulatory action could adversely affect our business, financial position and results of operations.

The retail drugstore business is subject to numerous federal, state and local laws and regulations. Changes in these regulations may require extensive system and operating changes that may be difficult to implement. Untimely compliance or noncompliance with applicable laws and regulations could adversely affect the continued operation of our business, including, but not limited to: imposition of civil or criminal penalties; suspension of payments from government programs; loss of required government certifications or approvals; loss of authorizations to participate in or exclusion from government reimbursement programs, such as the Medicare and Medicaid programs; or loss of licensure. The regulations to which we are subject include, but are not limited to: the laws and regulations; accounting standards; tax laws and regulations; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances; and regulations of the FDA, the U.S. Federal Trade Commission, the Drug Enforcement Administration, and the Consumer Product Safety Commission, as well as state regulatory authorities, governing the sale, advertisement and promotion of products that we sell. In that regard, our business, financial position and results of operations could be affected by one or more of the following:

●	federal and state laws and regulations governing the purchase, distribution, management, dispensing and reimbursement of prescription drugs and related services, whether at retail or mail, and applicable licensing requirements;

●	the effect of the expiration of patents covering brand name drugs and the introduction of generic products;

●	the frequency and rate of approvals by the FDA of new brand named and generic drugs, or of over-the-counter status for brand name drugs;

●	FDA regulation affecting the retail pharmacy industry;

●	rules and regulations issued pursuant to the HIPAA; and other federal and state laws affecting the use, disclosure and transmission of health information, such as state security breach laws and state laws limiting the use and disclosure of prescriber information;

●	administration of the Medicare drug benefit, including legislative changes and/or CMS rulemaking and interpretation;

●	government regulation of the development, administration, review and updating of formularies and drug lists;

●	state laws and regulations establishing or changing prompt payment requirements for payments to retail pharmacies;

●	impact of network access (any willing provider) legislation on ability to manage pharmacy networks;

●	managed care reform and plan design legislation;

●	insurance licensing and other insurance regulatory requirements applicable to offering prescription drug providers (“PDP”) about the Medicare drug benefit;

●	direct regulation of pharmacies by regulatory and quasi-regulatory bodies; and

●	Federal government sequestration affecting Medicare Part B reimbursements.

Changes in the health care regulatory environment may adversely affect our business.

Future rulemaking could increase regulation of pharmacy services, result in changes to pharmacy reimbursement rates, and otherwise change the way we do business. We cannot predict the timing or impact of any future rulemaking, but any such rulemaking could have an adverse impact on our results of operations.

The sustainability of our current business model is also dependent on the availability, pricing and rules and regulations relating to the dispensing of controlled medications. Changes that affect any of these variables could greatly impact our current revenue streams as well as alter our business structure and future plans for growth and development.

Efforts to reform the U.S. health care system may adversely affect our financial performance.

Congress periodically considers proposals to reform the U.S. health care system. These proposals may increase government involvement in health care and regulation of pharmacy services, or otherwise change the way we or our clients do business. Health plan sponsors may react to these proposals and the uncertainty surrounding them by reducing or delaying purchases of cost control mechanisms and related services that the combined company would provide. We cannot predict what effect, if any, these proposals may have on its retail and pharmacy services businesses. Other legislative or market-driven changes in the health care system that we cannot anticipate could also materially adversely affect our results of operations, financial position and/or cash flow from operations.

Passed in 2010, the Affordable Care Act (“ACA”) enacted a number of significant health care reforms. However, there is a significant degree of uncertainty associated with the current state of active healthcare legislation such that we cannot adequately predict how future incarnations of healthcare reform will impact the business.

If we are found to be in violation of Medicaid and Medicare reimbursement regulations, we could become subject to retroactive adjustments and recoupment, or exclusion from the Medicaid, Medicare programs, and PBM networks.

As a Medicaid and Medicare provider, we are subject to retroactive adjustments due to prior-year audits, reviews and investigations, government fraud and abuse initiatives, and other similar actions. Federal regulations provide for withholding payments to recoup amounts payable under the programs and, in certain circumstances, allow for exclusion from Medicaid and Medicare. We cannot offer any assurance that, pursuant to such audits, reviews, investigations, or other proceedings, we will be found to be complying in all respects with such reimbursement regulations. A determination that we are in violation of any such reimbursement regulation could result in retroactive adjustments and recoupment of payments and have a material adverse effect on our financial condition and results of operations. As a Medicaid and Medicare provider, we are also subject to routine, unscheduled audits, and if any such audit results in a negative finding, finding, we may be subject to exclusions from Medicaid, Medicare, and other PBM networks, which would adversely affect our results of operations and financial condition.

Our industry is subject to extensive government regulation, and noncompliance by us or our suppliers could harm our business.

The repackaging, marketing, sale, and purchase of medications are extensively regulated by federal and state governments. In addition, many of the brand name and controlled medications that we sell receive greater attention from law enforcement officials than medications that are most often dispensed by traditional pharmacies due to the high cost of these medications and the potential for diversion and fraud, waste, and abuse. If we fail to, or are accused of failing to, comply with applicable laws and regulations, we could be subject to penalties that may include exclusion from the Medicare or Medicaid programs, fines, requirements to change our practices, and civil or criminal penalties, which could harm our business, financial condition, and results of operations. Any disqualification from participating in Medicare or the state Medicaid programs would significantly reduce our net sales and our ability to maintain profitability. Our business could also be harmed if the entities with which we contract or have business relationships, such as pharmaceutical manufacturers, distributors, physicians, clinics, or home health agencies are accused of violating laws or regulations.

While we believe that we are operating our business in substantial compliance with existing legal requirements material to the operation of our business, there are significant uncertainties involving the application of many of these legal requirements to our business. Changes in interpretation or enforcement policies could subject our current practices to allegations of impropriety or illegality. The applicable regulatory framework is complex and evolving, and the laws are very broad in scope. Many of the laws remain open to interpretation and have not been addressed by substantive court decisions to clarify their meaning. We are also unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our business or the healthcare industry in general, or what effect any such legislation or regulation might have on us. Further, we cannot provide any assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could increase our cost of compliance with such laws or reduce our ability to remain profitable.

Federal and state investigations and enforcement actions continue to focus on the healthcare industry, scrutinizing a wide range of items such as referral and billing practices, product discount arrangements, dissemination of confidential patient information, clinical drug research trials, pharmaceutical marketing programs, and gifts for patients. It is difficult to predict how any of the laws implicated in these investigations and enforcement actions may be interpreted to apply to our business. Any future investigation may cause publicity, regardless of the eventual result of the investigation, or its underlying merits, that would cause potential patients to avoid us, reducing our net sales and profits and causing our stock price to decline.

Our operating results are affected by the health of the economy in general and the markets we serve.

The health of the economy in general and in the markets that we serve could adversely affect our business and our financial results. Our business is affected by the economy in general, including changes in consumer purchasing power, preferences and/or spending patterns. These changes could affect drug utilization trends as well as the financial health and number of covered lives of our clients, resulting in an adverse effect on our business and financial results.

It is possible that the state of the economy could change, and current trends could reverse in the future. A reversal of these trends will cause a decline in drug utilization and dampen demand for pharmaceutical drugs and durable medical equipment as well as consumer demand for sundry products sold in our retail store. If this were to occur, our business and financial results could be adversely affected. Further, interest rate fluctuations and changes in capital market conditions may affect our ability to obtain necessary financing on acceptable terms, our ability to secure suitable store locations under acceptable terms and our ability to execute sale or lease transactions under acceptable terms.

If the merchandise and services that we offer fail to meet customer needs, our sales may be affected.

Our success depends on our ability to offer a superior shopping experience, a quality assortment of available merchandise and superior customer service. We must identify, obtain supplies of, and offer to our customers, attractive, innovative, and high-quality merchandise on a continuous basis. Our products and services must satisfy the needs and desires of our customers, whose preferences may change in the future. If we misjudge either the demand for products and services we sell or our customers’ purchasing habits and tastes, we may be faced with excess inventories of some products and missed opportunities for products and services we chose not to offer. In addition, our sales may decline, or we may be required to sell the merchandise we have obtained at lower prices. This would have a negative effect on our business and results of operations.

We are highly dependent on one supplier for our products, and a loss of that supplier could adversely impact our ability to sell products to our customers.

We obtain pharmaceutical and other products from wholesale distributors. We maintained a relationship with a primary supplier that accounted for 91% and 85% of pharmaceutical purchases in 2019 and 2018, respectively and several supplementary suppliers. If that supplier was to cease supplying us with products for any reason, we would be forced to find alternative sources for our products. We may not be able to quickly or effectively replace that supplier, which may lead to delays in product availability and losses of sales, which would have a negative effect on our business, results of operations and financial condition.

We derive a significant portion of our revenues from a small number of customers and a loss of one or both of those customers would have a material adverse impact on our business.

We sell to numerous customers including various managed care organizations within both the private and public sectors. Certain healthcare payors, including Medicare Part D and the State of Florida, account for more than ten percent or more of our consolidated net revenue in fiscal 2019 and 2018. Medicare Part D and the State of Florida Medicaid public assistance program are major customers of ours. However, both government programs function under several different healthcare payors, the concentration of which varies throughout the course of the year. To the extent we lost the business of one or more of these healthcare payors, our revenues would significantly decrease, having a material adverse effect on our business, results of operations and financial condition.

Our ability to grow our business may be constrained by our inability to find suitable new pharmacy store locations at acceptable prices.

Our ability to grow our business may be constrained if suitable new pharmacy store locations cannot be identified with lease terms or purchase prices that are acceptable to us. We compete with other retailers and businesses for suitable locations for our pharmacy stores. Local land use and other regulations applicable to the types of stores we desire to construct may impact our ability to find suitable locations and influence the cost of constructing our stores. The expiration of leases at existing store locations may adversely affect us if the renewal terms of those leases are unacceptable to us and we are forced to close or relocate stores. Further, changing local demographics at existing store locations may adversely affect revenue and profitability levels at those stores.

Our ability to grow our business may be constrained by our inability to obtain adequate permits and licensing for new locations, business lines, and market territories.

Our ability to grow our business may be constrained if new locations, business lines, and market territories are not permitted and licensed to conduct ordinary operations. Expansion initiatives can be delayed or even canceled due to a failure to acquire certain government agency approvals. Such delay or cancellation will have a negative impact on our business and results of operations.

Product liability, product recall or personal injury issues could damage our reputation and have a significant adverse effect on our businesses, operating results, cash flows and/or financial condition.

Should a product liability issue, recall or personal injury issue arise, inadequate product or other liability insurance coverage or our inability to maintain such insurance may result in a material adverse effect on our business and financial condition. Products that we sell could become subject to contamination, product tampering, mislabeling, recall or other damage. In addition, errors in the dispensing and packaging of pharmaceuticals could lead to serious injury. Product liability or personal injury claims may be asserted against us with respect to any of the products or pharmaceuticals we sell or services we provide.

If we are not able to market our services effectively to clinics, their affiliated healthcare providers and prescription drug providers, we may not be able to grow our patient base as rapidly as we have anticipated.

Our success depends, in part, on our ability to develop and maintain relationships with clinics and their affiliated healthcare providers because each is an important patient referral source for our business. In addition, we also must maintain and continue to establish relationships with prescription drug providers so we can continue to fill prescriptions for our dual eligible customers who receive prescription drug coverage under Medicare Part D. If we are unable to market our services effectively to these clinics, healthcare providers and prescription drug providers , or if our existing relationships with clinics and providers are terminated, our ability to grow our patient base will be harmed, which could significantly reduce our net sales and our ability to maintain profitability. Additionally, Medicare Part D regulations that strictly limit our ability to market to our current and new patients may limit our ability to maintain and grow our current patient base.

If we fail to manage our growth or implement changes to our reporting systems effectively, our business could be harmed.

If we are unable to manage our growth effectively, we could incur losses. How we manage our growth will depend, among other things, on our ability to adapt our operational, financial and management controls, reporting systems and procedures to the demands of a larger business, including the demands of integrating our acquisitions. To manage the growth and increasing complexity of our business, we may make modifications to or replace computer and other reporting systems, including those that report on our financial results and on which we are substantially dependent. We may incur significant financial and resource costs because of any such modifications or replacements, and our business may be subject to transitional difficulties. The difficulties associated with any such implementation, and any failure or delay in the system implementation, could negatively affect our internal control over financial reporting and harm our business and results of operations. In addition, we may not be able to successfully hire, train and manage additional sales, marketing, customer support and pharmacists quickly enough to support our growth. To provide this support, we may need to open additional offices, which will result in additional burdens on our systems and resources and require additional capital expenditures.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to grow our business in response to the demands of the patients and physicians we serve within the health services industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

●	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

●	coordination of technology, research and development and sales and marketing functions;

●	retention of employees from the acquired company;

●	cultural challenges associated with integrating employees from the acquired company into our organization;

●	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

●	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

●	potential write-offs of intangibles or other assets acquired in such transactions that may have an adverse effect our operating results in a given period;

●	liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

●	litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, or the impairment of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize to the extent we anticipate or at all.

Conflicts of interest may arise between us and our directors and officers as a result of other business activities undertaken by such individuals.

We may be subject to various potential conflicts of interest because some of our directors and executive officers may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

In addition, we may also become involved in other transactions which conflict with the interests of our directors and the officers who may from time to time deal with persons, firms or institutions with which we may be dealing, or which may be seeking investments similar to those we desire. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws, regulations and stock market rules. In particular, in the event that such a conflict of interest arises at a meeting of our board of directors, a director who has such a conflict will abstain from voting for or against the approval of such transaction. In accordance with applicable laws, our directors are required to act honestly, in good faith and in our best interests.

A disruption in our telephone system or our computer system could harm our business.

We receive and take most prescription orders electronically, over the telephone and by facsimile. We also rely extensively upon our computer system to confirm payor information, patient eligibility and authorizations; to check on medication interactions and patient medication history; to facilitate filling and labeling prescriptions for delivery and billing; and to help with the collection of payments. Our success depends, in part, upon our ability to promptly fill and deliver complex prescription orders as well as on our ability to provide reimbursement management services for our patients and their healthcare providers. Any continuing disruption in our telephone, facsimile or computer systems could adversely affect our ability to receive and process prescription orders, make deliveries on a timely basis and receive reimbursement from our payors. This could adversely affect our relations with the patients and healthcare providers we serve and potentially result in a partial reduction in orders from, or a complete loss of, these patients.

We will incur increased costs as a result of being a public reporting company and our management will be required to devote substantial time to new compliance initiatives.

We will become a “reporting issuer” under Section 12 of the Securities Exchange Act of 1934 after this registration statement becomes effective. The Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as new rules and regulations subsequently implemented by the Securities and Exchange Commission and the Public Company Accounting Oversight Board impose additional reporting and other obligations on public reporting companies. A number of these requirements will require us to carry out activities we have not done recently or at all. For example, we will adopt new internal controls over financial reporting (“ICFR”) and disclosure controls and procedures. In addition, we will incur additional expenses associated with our Securities and Exchange Commission reporting requirements. For example, under Section 404 of the Sarbanes-Oxley Act, we will need to document and test our internal control procedures and our management will need to assess and report on our internal control over financial reporting.

Our management and other personnel have limited experience operating a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective ICFR and disclosure controls and procedures necessary to ensure timely and accurate reporting of operational and financial results. Our existing management team will need to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with complying with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. These increased costs will require us to divert money that we could otherwise use to expand our business and achieve our strategic objectives.

Furthermore, if we identify any issues in complying with those requirements (for example, if we or our accountants identify a material weakness or significant deficiency in our ICFR), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us.

We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage that is currently in place. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

We may fail to retain or recruit necessary personnel, and, even if we are successful, we may be unable to successfully integrate new personnel into our operations.

Our success is highly dependent on the performance of our management team and certain employees, and our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees and consultants.

We have also engaged consultants to advise us on various aspects of our business. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. While employment agreements and incentive agreements are customarily used as a primary method of retaining the services of key employees, these agreements and arrangements cannot assure the continued services of such employees. The loss of the services of any key personnel or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all.

Moreover, to execute our growth plans, we expect to hire additional executive officers and key employees. Our future performance will depend in part on our ability to successfully integrate those newly hired executive officers into our management team and our ability to develop an effective working relationship among senior management.

Risks Related to the Pharmacy Industry

There is substantial competition in our industry, and we may not be able to compete successfully.

The pharmacy industry is highly competitive and is continuing to become more competitive. All medications, supplies and services that we provide are also available from our competitors. Our current and potential competitors may include:

●	Other pharmacy distributors;

●	Specialty pharmacy divisions of wholesale drug distributors;

●	Not for profit organizations with pharmacies;

●	Hospital-based pharmacies;

●	Local infusion providers;

●	Sterile and non-sterile compounding pharmacies;

●	Other retail pharmacies;

●	Provider dispensaries;

●	Manufacturers that sell their products both to distributors and directly to clinics and physicians’ offices; and

●	Hospital-based care centers and other alternate-site healthcare providers;

●	Insurance companies with proprietary pharmacy services.

●	Chain pharmacies

●	Mail-order pharmacies

Many specialty patients are currently receiving prescription benefits from federally funded programs such as the Ryan White CARE Act. These payors only use non-profit providers to dispense medications to their enrollees.

Many of our competitors have substantially greater resources and marketing staffs and more established operations and infrastructure than we have. A significant factor in effective competition will be our ability to maintain and expand our relationships with patients, healthcare providers and government and private payors.

If demand for our products and services is reduced, our business and ability to grow would be harmed.

A reduction in demand for specialty medications would significantly harm our business, as we would not be able to quickly shift our business to provide medications for other diseases or disorders. Reduced demand for our products and services could be caused by several circumstances, such as:

●	A cure or vaccine for chronic care conditions;

●	The emergence of new diseases resistant to available medications;

●	Shifts to treatment regimens other than those we offer;

●	New methods of delivery of existing medications or of injectable or infusible medications that do not require our specialty pharmacy and disease management services;

●	Recalls of the medications we sell;

●	Adverse reactions caused by the medications we sell; and

●	The expiration of or challenge to the drug patents on the medications we sell.

Our revenues could be adversely affected if new drugs or combination therapies are developed and prescribed to our patients that have a reimbursement rate less than that of the current drug therapies our patients receive.

If our patients switch medications to those with lower reimbursement rates or to combination therapies, which combine multiple drugs into a single medication, our net sales could decline. Combination therapies reduce the number of total prescriptions received by our patients, resulting in reduced average revenues and a decrease in dispensing fees per patient.

If our credit terms with vendors become unfavorable or our relationship with them is terminated, our business could be adversely affected.

We depend on existing credit terms from vendors to meet our working capital needs between the times we purchased medications from vendors and when we received reimbursement or payment from third-party payors. Our ability to grow has been limited in part by our inability to negotiate favorable credit terms from our suppliers. If our position changes and we are unable to maintain adequate credit terms or sufficient financing from third-party lenders, we may become limited in our ability to continue to increase the volume of medications we need to fill prescriptions.

There are only a few wholesale distributors from which we can purchase the high cost medications we offer. If any of our vendor agreements terminate or are not renewed, we might not be able to enter a new agreement with another wholesale distributor on a timely basis or on terms favorable to us. Our inability to enter a new supply agreement may cause a shortage of the supply of medications we keep in stock, or we may be required to accept pricing and credit terms from a vendor that are less favorable to us than those we currently have.

There are several additional business risks which could adversely affect our financial results.

Many other factors could adversely affect our financial results, including:

●	If we are unsuccessful in establishing effective advertising, marketing and promotional programs, our sales or sales margins could be negatively affected.

●

Our success depends on our continued ability to attract and retain store, management and other professional personnel, and the loss of key personnel could have an adverse effect on the results of our operations, financial condition or cash flow.

●	We rely on sales and marketing personnel to bring new sales and maintain relationships with current clients. If we fail to retain these individuals or fail to recruit new sales staff, it could have a material adverse effect on sales and our ability to meet operational needs.

●

We may not be able to successfully and timely implement new computer systems and technology or business processes, or may experience disruptions or delays to the computer systems we depend on to manage our ordering, pricing, point-of-sale, inventory replenishment and other processes, which could adversely impact our operations and our ability to attract and retain customers.

●

Severe weather conditions, terrorist activities, health epidemics or pandemics or the prospect of these events can impact our store operations or damage our facilities in affected areas or have an adverse impact on consumer confidence levels and spending in our store.

●	The long-term effects of climate change on general economic conditions and the pharmacy industry in particular are unclear, and changes in the supply, demand or available sources of energy may affect the availability or cost of goods and services, including natural resources, necessary to run our business.

●

The products we sell are sourced from a wide variety of domestic and international vendors, and any future inability to find qualified vendors and access products in a timely and efficient manner could adversely impact our business.

Mr. Weisberg is involved in outside businesses, which may interfere with his ability to devote time and attention to our business and affairs.

We rely on our senior management team, including Mr. Weisberg, for the day-to-day operations of our business. Our employment agreement with Mr. Weisberg requires him to devote a substantial portion of his business time and attention to our business. Mr. Weisberg continues to serve as chairman of the board of directors and CEO of Progressive Care, Inc. and principle of Weisberg and Company. As such, Mr. Weisberg has certain ongoing duties to Progressive Care, Inc. and Weisberg and Company that could require a substantial portion of his time and attention. Although we expect that Mr. Weisberg will continue to devote a substantial portion of his business time and attention to us, we cannot accurately predict the amount of time and attention that will be required of Mr. Weisberg to perform such ongoing duties. To the extent that Mr. Weisberg is required to dedicate time and attention to Progressive Care, Inc. and/or Weisberg and Company, his ability to devote a substantial portion of his business time and attention to our business and affairs may be limited and could adversely affect our operations.

Risks Relating to Our Data Management Services

Competition with some customers, or decisions by customers to perform internally some of the same solutions or services that we offer, could harm our business, results of operations or financial condition.

Some of our existing customers compete with us, or may do so in the future, and some customers belong to alliances that compete with us, or may do so in the future, either with respect to the solutions or services we provide to them now, or with respect to other lines of business. To the extent that customers elect to perform internally any of the business processes our solutions address, either because they believe they can provide such processes more efficiently internally or otherwise, we may lose such customers, or the volume of our business with such customers may be reduced, which could harm our business, results of operations or financial condition.

If our solutions do not interoperate with our customers’ or their vendors’ networks and infrastructures, or if customers or their vendors implement new system updates that are incompatible with our solutions, sales of those solutions could be adversely affected.

Our solutions must interoperate with our customers’ and their vendors’ existing infrastructures, which often have different specifications, rapidly evolve, utilize multiple protocol standards, and applications from multiple vendors, and contain multiple generations of products that have been added to that infrastructure over time. Some of the technologies supporting our customers and their vendors are changing rapidly and we must continue to adapt to these changes in a timely and effective manner at an acceptable cost. In addition, our customers and their vendors may implement new technologies into their existing networks and systems infrastructures that may not immediately interoperate with our solutions.

Our continued success will depend on our ability to adapt to changing technologies, manage and process ever-increasing amounts of data and information and improve the performance, features and reliability of our services in response to changing customer and industry demands. If we encounter complications related to network configurations or settings, we may have to modify our solutions to enable them to interoperate with customers’ and their vendors’ networks and manage customers’ transactions in the manner intended.

Our ability to generate revenue could suffer if we do not continue to update and improve existing solutions and develop new ones.

We must continually improve the functionality of our existing solutions in a timely manner and introduce new and valuable healthcare IT and service solutions in order to respond to technological and regulatory developments and customer demands and, thereby, retain existing customers and attract new ones. For example, from time to time, government agencies may alter format and data code requirements applicable to electronic transactions. In addition, customers may request that solutions be customized to satisfy particular security protocols, modifications, and other contractual terms in excess of industry norms and standard configurations. We may not be successful in responding to technological and regulatory developments or changing customer needs. In addition, these regulatory or customer-imposed requirements may impact the profitability of particular solutions and customer engagements. The pace of change in the markets served by us is rapid, and there are frequent new product and service introductions by competitors in their offerings. If we do not respond successfully to technological and regulatory changes, as well as evolving industry standards and customer demands, our solutions may become obsolete. Technological changes also may result in the offering of competitive solutions at lower prices than we are charging for our solutions, which could result in us losing sales unless we lower the prices we charge or provide additional efficiencies or capabilities to the customer. If we lower our prices on some of our solutions, we will need to increase margins on other solutions in order to maintain overall profitability.

There are increased risks of performance problems and breaches during times when we are making significant changes to our solutions or systems we use to provide our solutions. In addition, changes to our solutions or systems, including cost savings initiatives, may cost more than anticipated, may not provide the benefits expected, may take longer than anticipated to develop and implement or may increase the risk of performance problems.

In order to respond to technological changes, such as continuing development in the areas of data analytics as well as regulatory changes and evolving security risks and industry standards, our solutions and the software and systems we use to provide our solutions must be continually updated and enhanced. We cannot be certain that errors will not arise in connection with any such changes, updates, enhancements or new versions, especially when first introduced. Even if our new, updated or enhanced solutions do not have performance problems, technical and customer service personnel may have difficulties installing them or providing any necessary training and support to customers, and customers may not follow our guidance on appropriate training, support and implementation for such new, updated or enhanced solutions. In addition, changes in technology and systems may not provide the additional functionality or other benefits that were expected.

Implementation of changes in our technology and systems may cost more or take longer than originally expected and may require more testing than initially anticipated. While new, updated or enhanced solutions will be tested before they are used in production, we cannot be sure that the testing will uncover all problems that may occur in actual use.

If significant problems occur as a result of these changes, we may fail to meet our contractual obligations to customers, which could result in claims being made against us or in the loss of customer relationships.

Breaches and failures of our IT systems and the security measures protecting them, and the sensitive information we transmit, use and store, expose us to potential liability and reputational harm.

Our business relies on sophisticated information systems to obtain, rapidly process, analyze, and manage data, affecting our ability to provide services. To the extent our IT systems are not successfully implemented or fail, our business and results of operations may be adversely affected.

Our business and results of operations may also be adversely affected if a vendor servicing our IT systems does not perform satisfactorily, or if the IT systems are interrupted or damaged by unforeseen events, including the actions of third parties. Further, our business relies to a significant degree upon the secure transmission, use and storage of sensitive information, including protected health information and other personally identifiable information, financial information and other confidential information and data within these systems. To protect this information, we seek to implement commercially reasonable security measures and maintain information security policies and procedures informed by requirements under applicable law and recommended practices, in each case, as applicable to the data collected, hosted and processed. Despite our security management efforts with respect to physical and technological infrastructure, employee training, vendor controls and contractual relationships, our infrastructure, data or other operation centers and systems used in connection with our business operations, including the internet and related systems of our vendors are vulnerable to, and from time to time experience, unauthorized access to data and/or breaches of confidential information due to criminal conduct, physical break-ins, hackers, employee or insider malfeasance and/or improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks, ransomware events, phishing schemes, fraud, terrorist attacks, human error or other breaches by insiders or third parties or similar disruptive problems. It is not possible to prevent all security threats to our systems and data. Techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and may be difficult to detect for long periods of time.

Because our products and services involve the storage, use and transmission of personal information of consumers, we and other industry participants have been and expect to routinely be the target of attempted cyber and other security threats by outside third parties, including technically sophisticated and well-resourced bad actors attempting to access or steal the data we store. Vendor, insider or employee cyber and security threats also occur and are a significant concern for all companies, including us. While we maintain liability insurance coverage including coverage for errors and omissions and cyber-liability, claims may not be covered or could exceed the amount of our applicable insurance coverage, if any, or such coverage may not continue to be available on acceptable terms or in sufficient amounts.

We collect, process, store, share, disclose and use personal information and other data, and our actual or perceived failure to protect such information and data could damage our reputation and brand and harm our business and operating results.

We collect, process, store, share, disclose and use personal information and other data provided by patients and healthcare providers. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of such information. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Any failure or perceived failure to maintain the security of personal and other data that is provided to us by patients and healthcare providers could harm our reputation and brand and expose us to a risk of loss or litigation and possible liability, any of which could harm our business and operating results. In addition, from time to time, it is possible that concerns will be expressed about whether our products, services, or processes compromise the privacy of our users. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy related matters, even if unfounded, could harm our business and operating results.

There are numerous federal, state and local laws around the world regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with and may be inconsistent between countries and jurisdictions or conflict with other rules. We generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices or that new regulations could be enacted. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other user data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers and power/rec vehicle dealers to lose trust in us, which could have an adverse effect on our business. Additionally, if vendors, developers or other third parties that we work with violate applicable laws or our policies, such violations may also put consumer or dealer information at risk and could in turn harm our reputation, business and operating results.

If we are unable to successfully execute on cross-selling opportunities of our solutions the growth of our business and financial performance could be harmed.

Our ability to generate growth partly depends on our ability to cross-sell solutions to existing customers and new customers. We have identified our ability to successfully cross-sell our solutions as a key part of our business strategy and therefore one of the most significant factors influencing growth. We may not be successful in cross-selling our solutions because customers may find additional solutions unnecessary, unattractive or cost-ineffective. Failure to sell additional solutions to existing and new customers could negatively affect our ability to grow our business.

We rely on internet infrastructure, bandwidth providers, other third parties and our own systems in providing certain of our solutions to our customers, and any failure or interruption in the services provided by these third parties or our own systems could negatively impact our relationships with customers, adversely affecting our brand and our business.

Our ability to deliver our solutions is dependent on the development and maintenance of the infrastructure of the internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable internet access and services and reliable telephone and facsimile services. As a result, our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information technology, emerging cybersecurity risks and threats, evolving industry and regulatory standards and changing preferences of our customers.

Our solutions are designed to operate without interruption in accordance with our service level commitments. However, we have experienced limited interruptions in these systems in the past, including server failures that temporarily slow down the performance of our solutions, and we may experience more significant interruptions in the future. We rely on internal systems as well as vendors, including bandwidth and telecommunications equipment providers, to provide our solutions. We do not maintain redundant systems or facilities for some of these services. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins or other catastrophic events, could affect the security or availability of our solutions and prevent or inhibit the ability of our customers to access our solutions.

If a catastrophic event were to occur with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or negatively impact our relationship with our partners, our business, results of operations and financial condition. To operate without interruption, both us and our vendors must guard against:

●	damage from fire, power loss, tornado and other natural disasters;

●	telecommunications failures;

●	software and hardware errors, failures and crashes;

●	security breaches, computer viruses and similar disruptive problems; and

●	other potential interruptions.

Any disruption in the network access, telecommunications or co-location services provided by vendors, or any failure of or by vendors’ systems or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over these vendors, which increases our vulnerability to problems with services they provide. Any errors, failures, interruptions or delays experienced in connection with these vendor technologies and information services or our own systems could negatively impact our relationships with partners and adversely affect our business and could expose us to liabilities. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

Risks Relating to Our Common Stock and This Offering

We expect to seek to raise additional funds in the future, which may be dilutive to stockholders or impose operational restrictions.

We expect to seek to raise additional capital in the future to help fund development of our future expansion plans. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our current stockholders will be reduced. We may also enter strategic transactions, compensate employees or consultants or settle outstanding payables using equity that may be dilutive. Our stockholders may experience additional dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our common stock. If we cannot raise additional funds, we will have to delay development activities of our expansion plans.

Our stock price is likely to be highly volatile because of several factors, including a limited public float.

The market price of our common stock has been volatile in the past and is likely to be highly volatile in the future because there has been a relatively thin trading market for our stock, which causes trades of small blocks of stock to have a significant impact on our stock price. You may not be able to resell shares of our common stock following periods of volatility because of the market’s adverse reaction to volatility.

Other factors that could cause such volatility may include, among other things:

●	actual or anticipated fluctuations in our operating results;

●	the absence of securities analysts covering us and distributing research and recommendations about us;

●	overall stock market fluctuations;

●	announcements concerning our business or those of our competitors;

●	actual or perceived limitations on our ability to raise capital when we require it, and to raise such capital on favorable terms;

●	conditions or trends in the industry;

●	litigation;

●	changes in market valuations of other similar companies;

●	future sales of common stock;

●	departure of key personnel or failure to hire key personnel; and

●	general market conditions.

Any of these factors could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has at times experienced extreme volatility and rapid decline that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

The price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.

The offering price for shares of common stock offered under this prospectus has been determined by negotiation among us and the underwriter. We cannot predict the price at which our common shares will trade upon the closing of the offering, and there can be no assurance that an active and liquid trading market will develop after closing or, if developed, that such a market will be sustained at the offering price. In addition, if an active public market does not develop or is not maintained, holders of our common shares may have difficulty selling their shares.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to significantly decrease, even if our business is doing well.

Sales of a substantial number of our shares of common stock in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our common shares. Immediately after this offering, we will have outstanding        common shares, based on the number of common shares outstanding as of          , 2020. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing shareholders. Of the remaining shares,             shares are currently restricted as a result of securities laws or 90-day or 180-day lock-up agreements (which may be waived, with or without notice, by the Representative) but will be able to be sold beginning 90 or 180 days, as applicable, after this offering, unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended. See “Shares Eligible for Future Sale.” Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements referred to above and described in the section of this prospectus entitled “Underwriting.”

We cannot assure you that the common stock will be liquid or that it will remain listed on a securities exchange.

We cannot assure you that we will be able to maintain the listing standards of            or any other national market. If we are delisted from any national market, then our common stock will not trade. In addition, delisting of our common stock could further depress our stock price, substantially limit liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. Delisting could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

If you purchase common shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our common shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per common share. As a result, investors purchasing common shares in this offering will incur immediate dilution of $       per share, representing the difference between our assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma net tangible book value per share as at December 31, 2019. To the extent outstanding options to purchase our common shares are exercised, new investors may incur further dilution. For more information on the dilution you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”

We are an emerging growth and smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth and smaller reporting companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th , and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to not “opt out” of this exemption from complying with new or revised accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our reverse stock split may not result in a proportional increase in the per share price of our common stock.

The effect of the reverse stock split on the market price for our common stock cannot be accurately predicted. In particular, we cannot assure you that the prices for shares of the common stock after the reverse stock split will increase proportionately to prices for shares of our common stock immediately before the reverse stock split. The market price of our common stock may also be affected by other factors which may be unrelated to the reverse stock split or the number of shares outstanding.

Furthermore, even if the market price of our common stock does rise following the reverse stock split, we cannot assure you that the market price of our common stock immediately after the proposed reverse stock split will be maintained for any period of time. Moreover, because some investors may view the reverse stock split negatively, we cannot assure you that the reverse stock split will not adversely impact the market price of our common stock. Accordingly, our total market capitalization after the reverse stock split may be lower than the market capitalization before the reverse stock split.

We provide indemnification of our officers and directors and we may have limited recourse against these individuals.

Our Articles of Incorporation and Bylaws contain broad indemnification and liability limiting provisions regarding our officers and directors, including the limitation of liability for certain violations of fiduciary duties. If we were called upon to indemnify an officer or director, then the portion of our available funds expended for that purpose would reduce the amount otherwise available for our business. The indemnification obligations and the resultant costs associated with indemnification may also discourage us from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit us and our shareholders. We would bear the expenses of such litigation for any of its directors or officers upon such person’s promise to repay us if it is ultimately determined that any such person shall not have been entitled to indemnification. This could result in significant expenditures which we may be unable to recoup.

We have never paid dividends and do not anticipate paying any dividends to holders of our common shares for the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate paying any for the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after considering many factors, including our earnings, operating results, financial condition and current and anticipated cash needs. As a result, investors may not receive any return on an investment in our common shares unless they sell their common shares for a price greater than that which such investors paid for them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties and include statements regarding, among other things, our projected revenue growth and profitability, our growth strategies and opportunity, anticipated trends in our market and our anticipated needs for working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology. These statements may be found under the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as in this prospectus generally. In particular, these include statements relating to future actions, prospective products, market acceptance, future performance or results of current and anticipated products, sales efforts, expenses, and the outcome of contingencies such as legal proceedings and financial results.

Examples of forward-looking statements in this prospectus include, but are not limited to, our expectations regarding our business strategy, ability to complete and recognize the benefits from acquisitions, business prospects, operating results, operating expenses, working capital, liquidity and capital expenditure requirements. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the cost, terms and availability of components, pricing levels, the timing and cost of capital expenditures, competitive conditions and general economic conditions. These statements are based on our management’s expectations, beliefs and assumptions concerning future events affecting us, which in turn are based on currently available information. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect.

Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include, but are not limited to:

●	changes in the market acceptance of our products;

●	increased levels of competition;

●	the effect of the COVID-19 pandemic on our business;

●	changes in political, economic or regulatory conditions generally and in the markets in which we operate;

●	our relationships with our key customers;

●	our ability to retain and attract senior management and other key employees;

●	our ability to quickly and effectively respond to new technological developments;

●	our ability to protect our trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on our proprietary rights; and

●	other risks, including those described in the “Risk Factors” discussion of this prospectus.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements in this prospectus are based on assumptions management believes are reasonable. However, due to the uncertainties associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and unless required by law, we expressly disclaim any obligation or undertaking to publicly update any of them in light of new information, future events, or otherwise

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $    (assuming an initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $    payable by us. Each $1.00 increase (decrease) in the assumed public offering price of $    per share would increase (decrease) the net proceeds to us from this offering by approximately $    million, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to direct approximately $        of the net proceeds of the offering towards the development and marketing of the healthcare data analytics platforms of our wholly owned subsidiary, ClearMetrX. We also intend to use any remaining net proceeds from this offering for working capital, and other general corporate purposes which may include potential future business acquisitions and to a lesser extent repayment of debt. Pending the use of the net proceeds of this offering as described above, we may invest the net proceeds in short-term interest- bearing investment grade instruments.

The underwriters have an option to purchase up to additional shares of our common stock at the offering price less the underwriting discounts and commissions within 45 days after the date of this prospectus to cover over-allotments, if any, made by the underwriters to investors from whom orders were solicited prior to the date of this prospectus. Exercise of this option in full would result in additional net proceeds to us of approximately $   . All of such additional net proceeds would be used as described above in this section.

DIVIDEND POLICY

We do not currently anticipate paying any dividends to our shareholders in the foreseeable future. We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial performance and condition, capital requirements, restrictions imposed by applicable law, other factors our Board of Directors deems relevant and contractual restrictions under our debt agreements including those discussed under “Our Business—Material Agreements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in this prospectus. As a result, capital appreciation, if any, of our common stock will be your sole source of gain from your purchase of our common stock for the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2020 on:

●	an actual basis; and

●	as adjusted basis to give further effect to the sale of shares of common stock by us in this offering at the public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds of this offering by us as described under “Use of Proceeds”.

The information below is illustrative only and our cash and capitalization following the completion of this offering will be based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2020
	Actual	As Adjusted
	(unaudited)
Cash and cash equivalents	$2,072,008	$
Debt:
Total Current Liabilities	9,194,631
Total Long-term Liabilities	2,725,236
Stockholders’ Deficit:
Preferred Stock, Series A par value $0.001; 10,000,000 shares authorized, 51 shares issued and outstanding as of June 30, 2020	-
Common stock, par value $0.0001; 1,000,000,000 shares authorized, 474,522,031 issued and outstanding as of June 30, 2020	47,452
Additional Paid-in Capital	6,371,767
Accumulated deficit	(8,475,730)
Total stockholders’ deficit	$(2,056,511)	$
Total capitalization	$668,725	$

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock in this offering and the net tangible book value per share of common stock upon completion of this offering.

Net tangible book value per common share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our net tangible book value as of June 30, 2020 was $            , or $            per share of common stock, based upon shares of common stock outstanding as of such date.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of shares of our common stock by us at the public offering price of $            per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2020 would have been approximately $            , or approximately $            per share of common stock.

This represents an immediate increase in net tangible book value of $            per share to existing common shareholders, and an immediate dilution of $       per share to investors participating in this offering. If the initial public offering price is higher or lower, the dilution to new shareholders will be greater or lower, respectively.

The following table illustrates this dilution on a per share basis:

Assumed offering price per share of common stock
Net tangible book value per share as of June 30, 2020
Increase in net tangible book value per share after this offering
As adjusted net tangible book value per share after this offering
Dilution in net tangible book value per share to new investors(1)

(1)	Dilution is determined by subtracting net tangible book value per common share after giving effect to this offering from the public offering price paid by a new investor.

A $1.00 increase (or decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (or decrease) the as adjusted net tangible book value per common share after this offering by approximately $ , and dilution in net tangible book value per common share to new investors by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the as adjusted net tangible book value after this offering would be $ per share, the increase in net tangible book value to existing shareholders would be $ per share and the dilution to new investors would be $ per share, in each case assuming a public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.

The following table summarizes, as of the date of this prospectus, the differences between our existing shareholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect the initial public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share
Existing shareholders			%	$		%	$
New Investors			%	$		%	$
Total		100%		$	100%		$

If the underwriters exercise their option to purchase an additional shares of our common stock in full, our existing shareholders would own % and our new investors would own % of the total number of shares of our common stock outstanding following this offering.

The outstanding share information in the table above is based on shares of our common stock outstanding as of the date of this prospectus, and:

●	assumes no exercise of the underwriter’s option to purchase up to an additional shares of our common stock;

●	excludes shares of our common stock issuable upon the exercise of the Representative’s Warrants to be issued to the representative of the underwriters upon closing of this offering; and

●	excludes shares of our common stock issuable upon conversion of the Chicago Venture and Iliad Research notes.]

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is qualified for quotation on the OTC Markets-OTCQB under the symbol “RXMD” and has been quoted on the OTCQB since March 16, 2010. Previously, our common stock was quoted on the OTC Markets-OTC Pink Current, under the symbol “RXMD.”

Our intention is to list our common stock on          under the symbol “RXMD”. The approval of our listing on           is a condition of closing this offering. No assurance can be given that our application will be accepted.

The following table sets forth the range of the high and low bid prices per share of our common stock for each quarter as reported in the over-the-counter markets. These quotations represent interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions. There currently is a liquid trading market for our common stock. There can be no assurance that a significant active trading market in our common stock will develop, or if such a market develops, that it will be sustained.

	2020		2020
	Post-Reverse	Post-Reverse	Pre-Reverse	Pre-Reverse
	High	Low	High	Low
First Quarter (through March 31)	$	$	$0.067	$0.035
Second Quarter (through June 30)			0.098	0.038
Third Quarter (through September 30)

	2019		2019
	Post-Reverse	Post-Reverse	Pre-Reverse	Pre-Reverse
	High	Low	High	Low
First Quarter (through March 31)	$	$	$0.092	$0.051
Second Quarter (through June 30)			0.071	0.059
Third Quarter (through September 30)			0.068	0.039
Fourth Quarter (through December 31)			0.069	0.032

	2018		2018
	Post-Reverse	Post-Reverse	Pre-Reverse	Pre-Reverse
	High	Low	High	Low
First Quarter (through March 31)	$	$	$0.266	$0.015
Second Quarter (through June 30)			0.166	0.064
Third Quarter (through September 30)			0.090	0.057
Fourth Quarter (through December 31)			0.076	0.050

On         , the closing price for our common stock on the OTCQB Market was $         ($         pre-reverse split) per share with respect to an insignificant volume of shares.

The volume of shares traded on the OTCQB Market was insignificant and therefore, does not represent a reliable indication of the fair market value of these shares.

Holders

According to the records of our transfer agent, as of October 1, 2020, there were approximately 213 record holders of our common stock. The number of record holders does not include beneficial owners of common stock whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

Dividends

We have never paid any cash dividends on our common stock. We currently anticipate that we will retain all future earnings for use in our business. Consequently, we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends in the future will depend upon our results of operations, as well as our short-term and long-term cash availability, working capital, working capital needs, and other factors as determined by our Board of Directors. Currently, except as may be provided by applicable laws, there are no contractual or other restrictions on our ability to pay dividends if we were to decide to declare and pay them.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the attached audited consolidated financial statements and notes thereto. In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Where possible, we have tried to identify these forward-looking statements by using words such as “anticipate,” “believe,” “intends” or similar expressions. Our actual results may differ materially from those anticipated by the forward-looking statements due to important factors and risks including, but not limited to, those set forth under “Risk Related to our Business” beginning on page 15 of this Prospectus.

Overview

Progressive Care Inc. (“Progressive”) was incorporated under the laws of the state of Delaware on October 31, 2006 under the name Progressive Training, Inc. We changed our name to Progressive Care Inc. in connection with a merger with Progressive Care Inc. on November 23, 2010. Progressive, through its wholly-owned subsidiaries, PharmCo, LLC (referred to as “PharmCo 901”), Touchpoint RX, LLC doing business as PharmCo Rx 1002, LLC (referred to as “PharmCo 1002”), Family Physicians RX, Inc. doing business as PharmCoRx 1103 (referred to as “FPRX” historically or “PharmCo 1103” currently) (pharmacy subsidiaries collectively referred to as “PharmCo”), and ClearMetrX Inc. (collectively with all entities referred to as the “Company”, or “we”) is a personalized healthcare services and technology company which provides prescription pharmaceutical and risk and data management services to healthcare organizations and providers.

We provide prescription pharmaceuticals, compounded medications, tele-pharmacy services, anti-retroviral medications, medication therapy management, the supply of prescription medications to long term care facilities, contracted pharmacy services for 340B Covered Entities under the 340B Drug Discount Pricing Program, and health practice risk management. We are focused on improving lives of patients with complex chronic diseases through our partnerships with patients, payors, pharmaceutical manufacturers and distributors, and physicians. We offer a broad range of innovative solutions to address the dispensing, delivery, dosing, and reimbursement of clinically intensive, high-cost drugs. PharmCo also offers e-commerce of over-the-counter products, certain disease testing, and vaccinations.

We have filled over 258,000 prescription during the six months ended June 30, 2020, compared to over 187,000 prescriptions for the same period in 2019. Increases in prescriptions filled, physician referrals, and patients serviced stem from our value-added services and our performance as measured by Health Insurance Plan and PBMs. In 2019, our performance score was five star with a relative ranking in the top 20% of all pharmacies. As a result of our pharmacy performance and value-added services we have received performance bonuses of approximately $724,000 in 2019, attracting new customers and increasing customer retention

PharmCo provides contracted pharmacy services for 340B Covered Entities under the 340B Drug Discount Pricing Program. Under the terms of these agreements, we act as a pass through for reimbursements on prescription claims adjudicated on behalf of the 340B Covered Entities in exchange for a dispensing fee per prescription. These fees vary by the covered entity and the level of service provided by us.

According to data provided to Drug Channels by HRSA, discounted 340B purchases were at least $29.9 billion in 2019 with a compound average growth rate of 27.1% from 2014 through 2019. ClearMetrX includes data management and TPA services for 340B Covered Entities, pharmacy analytics, and programs to manage HEDIS Quality Measures including Medication Adherence. These offerings cater to the glaring need for frontline providers to understand best practices, patient behaviors, care management processes, and the financial mechanisms behind these decisions. We provide data access, and also deliver actionable insights that providers and support organizations can use to improve their practice and patient care.

Our revenue is derived from customized care management programs we deliver to our patients, including the dispensing of their medications. We also provide patient health risk reviews and free same-day delivery.

Our focus is on complex chronic diseases, which generally require multiyear or lifelong therapy, which drives recurring revenue and sustainable growth. Our pharmacy services revenue growth is from our expanding breadth of services, new drugs coming to market, new indications for existing drugs, volume growth with current clients, and addition of new customers due to our focus on higher patient engagement, benefit of free delivery to the patient, and clinical expertise. We also expect expanded revenue growth through the signing of new contract pharmacy service and data management contracts with 340B Covered Entities and expansion of data management and analytics services to healthcare organizations.

On June 1, 2019, we acquired 100% of the issued and outstanding common stock of FPRX, a Florida based pharmacy with locations in Davie and Orlando, Florida. The initial purchase price for the acquisition of FPRX was $3,000,000, whereby $2.3 million was payable in cash over the two-year period following the closing, and $700,000 was payable in 10,000,000 shares of our common stock, at $0.07 per share. On November 8, 2019, the purchase agreement was modified to include a reduced purchase price to approximately $2.5 million, which included approximately $417,000 for the fair value of FPRX inventory at the closing date and approximately $157,000 for FPRX cash balances. In connection with the amendment to the purchase agreement, the sellers agreed to the return and rescission of the shares issued and retention of net accounts receivable, and various modifications to the employment agreements entered into with the sellers. This acquisition expanded our delivery radius to the Orlando/Tampa Central Florida corridor and the Treasure Coast region of Florida. During the 3rd and 4th quarters of 2019, we unified systems, updated accounting processes to U.S. GAAP compliance, and removed redundancies. Marketing efforts were also synchronized, and new campaigns were launched during Fall 2019 to target medical offices and facilities in the Orlando region.

During the three months ended December 31, 2019, we devoted significant time and effort to improving the financial performance of all the subsidiaries. We realized significant cost savings by eliminating non-essential services and removing redundancies and quickly committed resources to areas of the business that have opportunities for higher gross margins. Management actively negotiated better rates on drug purchases from the primary wholesale vendor, secured new relationships with two new 340B covered entities, and improved operational performance across the board. The results of these efforts are expected to continue and improve through the end of fiscal year 2020.

We have continued to expand our market share and development in the Southeast Florida area. We have isolated and prioritized key marketing methods which have yielded the lowest cost of customer acquisition and the most opportunity for growth. Social media, website maintenance, and thought leadership are being optimized to promote brand awareness and recognition, which increases the likelihood of securing physician referrals and customer loyalty. As a result, net pharmacy revenue for the year ended December 31, 2019 was approximately $32.6 million, which included revenue from FPRX of approximately $10.0 million for the period June 1, 2019 (acquisition date) to December 31, 2019. We have filled over 456,000 prescriptions during 2019, a 45% increase over the number of prescriptions filled in the same period in 2018 (9% increase year over year excluding FPRX). We have also experienced a significant growth in the number of prescriptions filled under our 340B contracts with healthcare providers. Dispensing fee revenue earned on these contracts increased over 120% in 2019 as compared to 2018 ($670,513 in 2019; $298,776 in 2018).

We provide services to approximately 20,000 patients, on an annualized basis, of diverse demographics across South and Central Florida. Patient growth trends were also due to expanded marketing efforts, directed advertising, and word-of-mouth of all pharmacies’ five star performance rating and the ability of the pharmacy to improve the performance ratings of the physicians it serves. We have increased our attention to key PBM performance metrics including adherence, brand to generic ratios, high risk medication, statin therapy compliance, therapy gaps, safety, and retention. As a result of these efforts, all pharmacies maintain a five star rating based on the ratings provided by various insurance carriers. We have received performance scores that resulted in full performance bonuses from a major PBM for all four of our pharmacy locations.

Our dispensing revenue growth has been dampened through the continued efforts of health maintenance organizations, managed care organizations, PBMs, government programs (such as Medicare, Medicaid and other federal and state funded programs), and other third-party payers to limit pharmacy reimbursements. While manufacturers have increased the price of drugs, payers have generally decreased reimbursement rates as a percentage of drug cost. We have experienced an overall reduction in the gross profit per prescription prescribed as PBMs have implemented contractual rate adjustments known as generic and brand effective rates. The post adjudication adjustments can in many cases result in reimbursements being below dispensed drug costs. We continue to promote the health and well-being of the community through ensuring necessary medications are received by the patient regardless of cost to us, and we are working with physicians and patients alike to optimize medication practices to dispense drugs that do not result in losses.

In addition, we have actively secured opportunities and relationships that will greatly improve sales and profitability. We believe that monetization of pharmacy administrative and clinical services are the keys offsetting dispensing reimbursement rate contraction.

Pharmacy benefits contraction across all insurance carriers has limited patient access to a wide variety of medication options. Compounded medications were the most adversely effected, but many drugs have been removed from formularies. We expect formulary restriction and pricing pressures from third-party payers to continue given the high and increasing costs of drugs. As a result of this industry-wide pressure, we have experienced compression in profit margins on our contracts, particularly with HIV related medications, which has adversely affected our profitability. We have been implementing processes to improve the profitability of our specialty services and general practices.

DIR fees continued to apply significant downward pressure on our profitability. DIR fees are PBM clawbacks of reimbursements based on factors that vary from plan to plan. DIR fees are often applied retroactively, which has caused the fees charged during the six months ended June 30, 2020 to be over 280% higher than those charged during the same period in 2019. The DIR fees for the six months ended June 30, 2020 and 2019 was $1,183,000 and $312,000, respectively. During the year ended December 31, 2019, DIR fees was $364,000, and increase by over 22% when compared DIR fees of $298,000 in the same period in 2018. We have implemented policy changes to our existing pharmacy procedures to account for anticipated DIR clawbacks, including an increased focus on performance as some PBMs may reduce or return DIR Fees, as a performance bonus, based on the performance of the pharmacy within their network.

Retroactive contractual adjustments were imposed through execution of new contracts in 2019 between our PSAOs and PBMs with retroactive effectiveness. These contractual adjustments imposed new lowered effective rate calculations on previously dispensed medications resulting in a PBM overpayment of $18,000 for claims adjudicated in 2018, which was recouped in March 2019. We are still subject to retroactive recoupments stemming from production in 2018, however, as these adjustments are not disclosed to us, they are impossible to predict.

We relocated corporate administrative functions to the newly acquired building in Hallandale Beach, Florida. We are in the process of completing the build out of the lower floor space to accommodate pharmacy operations from North Miami Beach and Davie. The consolidation of space is expected to save us over $25,000 per month or $300,000 annually in lease and associated expenses in 2021.

Management expects that future growth will be driven by new data management and virtual healthcare service lines; expansion of 340B Covered Entities TPA services; market penetration in existing geographies; development of enhanced healthcare B2B services; development of cash based products and services; and continued implementation of MTM protocols. We also expect future acquisitions, which could provide continued expansion into new market territories; diversification into direct healthcare service relationships and cash based products; concentrated efforts toward developing our compliance and adherence services provided to medical providers; and enhancement of technological opportunities that boost loyalty and customer satisfaction.

Additionally, profitability and cash flow will be positively impacted by the elimination of non-recurring expenses and diversification to revenue streams outside of the third-party insurance payor model.

COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus, or COVID-19, as a pandemic, which has spread to almost every country in the world and all 50 states within the United States. Global health concerns relating to the outbreak of COVID-19 have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders, and business shutdowns. Although certain of these measures are beginning to ease in some geographic regions, overall measures to contain the COVID-19 outbreak may remain in place for a significant period of time, and certain geographic regions are experiencing a resurgence of COVID-19 infections. The spread of COVID-19 has caused us to modify our business practices, including implementing a work from home policy for all employees who are able to perform their duties remotely and restricting all nonessential travel, and we expect to continue to take actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, the patients we serve and other business partners in light of COVID-19.

The Governor of the State of Florida issued an Executive Order late in March 2020, under which we are considered an essential business, allowing us to continue operations with minimal interruptions during COVID-19. However, various government measures, community self-isolation practices and shelter-in-place requirements, as well as the perceived need by individuals to continue such practices to avoid infection, have generally reduced the extent to which patients visit healthcare professionals in-person, seek treatment for certain conditions or ailments, and receive and fill prescriptions.

As the lockdown measures became more stringent, many physicians’ practices were closed for in-person patient visits and limited visits to telemedicine. We believe through our contactless prescription delivery offering, we were able to meet patients demands and continue operations during the pandemic. March through July of 2020 were most significantly impacted by COVID-19, and we saw a 15% month-over-month increase in the number of prescriptions dispensed from February 2020 to March 2020. This was right at the start of the pandemic when the executive orders were enforced. For the period April through June 2020, we experienced a 6% decline in prescriptions dispensed as compared to March 2020, which we believe is a result of the limits on in-person physicians visits and social distancing practiced among the general public. Starting in July 2020, we experienced a 8% month over month increase from June 2020, which appears to be pent-up demand as patients are more comfortable with in-patient visits that were held off during March through June 2020. While we have experienced an increase in prescriptions dispensed, there can be no assurance that the levels of interest, demand and use of our offering will continue at current levels or will not decrease during or after the pandemic. Any such decrease could have an adverse effect on our growth and the success of our business.

The ultimate extent of the impact of any epidemic, pandemic, outbreak, or other public health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic, outbreak, or other public health crisis and actions taken to contain or prevent further spread, among others. Accordingly, we cannot predict the extent to which our business, financial condition and results of operations will be affected. We will continue to work diligently with our partners and stakeholders to continue supporting patient access to their prescribed medications to the extent safe to do so for patients, caregivers and healthcare practitioners, as well as ensuring the continuity of our supply chain.

Results of Operations for the Three and Six Months Ended June 30, 2020 and 2019

The following table summarizes our results of operations for the three months ended June 30, 2020 and 2019:

	For the Three Months Ended June 30, (unaudited)
	2020	2019	$ Change	% Change
Total revenues, net	$9,225,283	$6,997,186	$2,228,097	32%
Total cost of revenue	7,403,381	5,409,401	1,993,980	37%
Total gross profit	1,821,902	1,587,785	234,117	15%
Operating expenses	2,353,410	1,909,662	443,748	23%
Loss from operations	(531,508)	(321,877)	(209,631)	65%
Other income (expense)	(36,845)	(279,979)	243,134	-87%
Loss before provision for income taxes	(568,353)	(601,856)	33,503	-6%
Provision for income taxes	(6,191)	(2,689)	(3,502)	130%
Net loss	$(574,544)	$(604,545)	$30,001	-5%

For the three months ended June 30, 2020, we recognized overall revenue from operations of approximately $9.2 million, which was a $2.2 million year over year increase for the same period in 2019. The increase is mainly due to organic growth of approximately $500,000, the addition of our FPRX acquisition in 2019 of approximately $2.2 million and offset by an increase in PBM Fees of $500,000. Total revenues for the three months ended June 30, 2020 and 2019 included approximately $440,000 and $106,000, respectively, of fees earned on dispensing prescription medications to patients under 340B programs managed by six non-profit healthcare organizations in Florida. Gross profit margins decreased from 23% in 2019 to 20% in 2020, which was negatively impacted by increased DIR fees (which we record as a component of net revenues), reductions to reimbursement rates, and decreases in gross profits from our compounding products. Loss from operations increased by approximately $210,000 for the three months ended June 30, 2020, as compared to the same period in 2019, as a result of operating losses from the FPRX subsidiary of approximately $250,000, and offset by growth of approximately $25,000 and cost savings of approximately $15,000.

The following table summarizes our results of operations for the six months ended June 30, 2020 and 2019:

	For the Six Months Ended June 30, (unaudited)
	2020	2019	$ Change	% Change
Total revenues, net	$18,299,945	$12,172,129	$6,127,816	50%
Total cost of revenue	14,853,629	9,561,247	5,292,382	55%
Total gross profit	3,446,316	2,610,882	835,434	32%
Operating expenses	4,772,500	3,404,129	1,368,371	40%
Loss from operations	(1,326,184)	(793,247)	(532,937)	67%
Other income (expense)	154,355	(455,786)	610,141	-134%
Loss before provision for income taxes	(1,171,829)	(1,249,033)	77,204	-6%
Provision for income taxes	(6,780)	(2,689)	(4,091)	152%
Net loss	$(1,178,609)	$(1,251,722)	$73,113	-6%

For the six months ended June 30, 2020, we recognized overall revenue from operations of approximately $18.3 million, which increased approximately $6.1 million from the same period in 2019 due to organic growth of approximately $1.2 million, the addition of our FPRX acquisition in 2019 of approximately $5.8 million, and offset by an increase in PBM Fees of $900,000. Total revenues for the six months ended June 30, 2020 and 2019 included approximately $639,000 and $219,000, respectively, of fees earned on dispensing prescription medications to patients under 340B programs managed by six non-profit healthcare organizations in Florida. Total billings collected on behalf of and remitted to these organizations was $5.7 million and $3.8 million for the six months ended June 30, 2020 and 2019, respectively.

Gross profit margins decreased from 21% in 2019 to 19% in 2020. Gross margin for 2020 was negatively impacted by DIR fees of approximately $1,183,000 that we record as a component of net revenues, as well as continued reimbursement compression by third party payors. The loss from operations increased by approximately $533,000 during the six months ended June 30, 2020 when compared to the same period in 2019 as a result of decreased gross margin as discussed above, as well as increased personnel costs related to new hires in pharmacy operations associated with our continued growth and development.

Revenue

Our pharmacy revenues were as follows:

	For the Three Months Ended June 30, (unaudited)
	2020		2019
	Dollars	% of Revenue	Dollars	% of Revenue	$ Change	% Change
Pharmacy	$8,783,739	95%	$6,881,345	98%	$1,902,394	28%
Total revenues, net	9,225,283	100%	6,997,186	100%	2,228,097	32%

	For the Six Months Ended June 30, (unaudited)
	2020		2019
	Dollars	% of Revenue	Dollars	% of Revenue	$ Change	% Change
Pharmacy	$17,650,382	96%	$11,962,592	98%	$5,687,790	48%
Total revenues, net	18,299,945	100%	12,172,129	100%	6,127,816	50%

Pharmacy revenues exceeded 95% of all revenue for the three and six months ended June 30, 2020. Pharmacy revenues as a percentage of total net revenues, for the three and six months ended June 30, 2020, have decreased when compared to the same period in 2019 due to the increase in revenue from 340B contracts in 2020.

Total prescriptions dispensed increased to over 258,000 during the six months ended June 30, 2020 from approximately 187,000 during the same period in 2019, a 38% increase.

For the three months ended June 30, 2020, our pharmacy revenue increased by approximately $1.9 million due to organic growth of approximately $200,000, the addition of our FPRX acquisition in 2019 of approximately $2.2 million, and offset by an increase in PBM Fees of approximately $500,000. For the six months ended June 30, 2020, our pharmacy revenue increased by approximately $5.7 million due to organic growth of approximately $800,000, the addition of our FPRX acquisition in 2019 of approximately $5.8 million, and offset by an increase in PBM Fees of approximately $900,000.

Operating Expenses

Our operating expenses increased by approximately $444,000, or 23%, during the three months ended June 30, 2020, as compared to the same period in 2019 and was due to the additional operating costs of our FPRX acquisition in 2019. For the six months ended June 30, 2020, our operating expenses increased by approximately $1,368,000, or 40%, as compared to the same period in 2019. The increase was mainly attributable to the additional operating costs of the FPRX pharmacy acquired in June 2019 of approximately $1,285,000, and additional operating costs of approximately $83,000 due to year over year revenue growth.

Other Income (Expense)

Other income (expense) increased by approximately $243,000 during the three months ended June 30, 2020 as compared to the same period in 2019. The increase was mainly attributable to the change in fair value of $277,000 of the derivative liability associated with the Chicago Venture and Iliad Research note agreements (see Note 8 in the Notes to the Consolidated Financial Statements for the Three and Six Months Ended June 30, 2020 and 2019 starting on page F-16 and F-41, respectively), which was offset by an increase in interest expense of $34,000 associated with the note. During the six months ended June 30, 2020, other income (expense) increased by approximately $610,000 as compared to the same period in 2019. The increase was attributable to the change in fair value of approximately $854,000 of the derivative liability associated with the Chicago Venture and Iliad Research note agreements, which was offset by an increase in interest expense of $244,000 associated with the note.

Net Loss

We had net losses for both the three and six months ended June 30, 2020 and 2019. As discussed above the net losses are mainly attributable to the increase in DIR fees and interest expense offset by the favorable change in the fair value of our embedded derivative.

Non-GAAP Financial Measures

We define Adjusted EBITDA as net income (loss) before interest expense, income taxes, depreciation and amortization, share-based compensation, and certain other items that we do not consider indicative of our ongoing operating performance (which items are itemized below). Adjusted EBITDA is a non-GAAP financial measure.

We consider Adjusted EBITDA to be a supplemental measure of our operating performance. We present Adjusted EBITDA because it is used by our Board and management to evaluate our operating performance. It is also used as a factor in determining incentive compensation, for budgetary planning and forecasting overall financial and operational expectations, for identifying underlying trends and for evaluating the effectiveness of our business strategies. Further, we believe it assists us, as well as investors, in comparing performance from period to period on a consistent basis. Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles.

As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP and therefore you should not consider Adjusted EBITDA in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. You should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in the presentation, and we do not infer that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA does not include:

●	depreciation expense from property and equipment or amortization expense from acquired intangible assets (and although they are non-cash charges, the assets being depreciated/amortized will often have to be replaced in the future)

●	interest expense on our debt and capital leases or interest income we earn on cash and cash equivalents;

●	the amounts we paid in taxes or other components of our tax provision (which reduces cash available to us);

●	change in fair value of derivatives;

●	certain expenses associated with our acquisition activities; or

●	the impact of share-based compensation or other matters we do not consider to be indicative of our ongoing operations.

Further, other companies in our industry may calculate Adjusted EBITDA differently than we do and these calculations may not be comparable to our Adjusted EBITDA metric. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) attributable to us and our financial results presented in accordance with U.S. GAAP.

The table below presents a reconciliation of the most directly comparable U.S. GAAP measure, net income (loss) attributable to us to Adjusted EBITDA for the periods indicated below:

	For the Three Months Ended June 30, (unaudited)
	2020	2019
Net loss	$(574,544)	$(604,545)
Interest expense	353,906	320,167
Change in fair value of derivative liability	(317,000)	(40,000)
Income tax expense	6,191	2,689
Depreciation and amortization expense	220,116	68,108
Condensed consolidated Adjusted EBITDA	$(311,331)	$(253,581)

	For the Six Months Ended June 30, (unaudited)
	2020	2019
Net loss	$(1,178,609)	$(1,251,722)
Interest expense	726,760	481,495
Change in fair value of derivative liability	(881,000)	(27,000)
Income tax expense	6,780	2,689
Depreciation and amortization expense	371,213	121,724
Condensed consolidated Adjusted EBITDA	$(954,856)	$(672,814)

Results of Operations for the Years Ended December 31, 2019 and 2018

The following table summarizes our results of operations for the years ended December 31, 2019 and 2018:

	Years Ended December 31,
	2019	2018	$ Change	% Change
Total revenues, net	$32,629,127	$20,637,747	$11,991,380	58%
Total cost of revenue	24,661,186	15,950,057	8,711,129	55%
Total gross profit	7,967,941	4,687,690	3,280,251	70%
Operating expenses	8,901,891	6,230,688	2,671,203	43%
Loss from operations	(933,950)	(1,542,998)	609,048	39%
Other income (expense)	(1,569,389)	(84,843)	(1,484,546)	-1750%
Loss before provision for income taxes	(2,503,339)	(1,627,841)	(875,498)	-54%
Provision for income taxes	(2,689)	(1,650)	(1,039)	-63%
Loss from continuing operations	(2,506,028)	(1,629,491)	(876,537)	-54%
Loss from discontinued operations, net of tax	-	(276)	276	-
Net loss	$(2,506,028)	$(1,629,767)	$(876,261)	-54%

For the year ended December 31, 2019, we increased overall net revenue from continuing operations by approximately $12.0 million, which was mainly due to our FPRX acquisition of approximately $10.0 million, year over year revenue growth of approximately $1.5 million from our Touchpoint acquisition in 2018 and approximately $500,000 in dispensing in 340B programs and other pharmacy operations. Total revenues in 2019 included approximately $671,000 of fees earned on dispensing prescription medications to patients under 340B programs, up from approximately $299,000 in 2018. Total billings collected on behalf of and remitted to these organizations was $8.3 million and $6.0 million for the years ended December 31, 2019 and 2018, respectively.

Gross profit margins increased from 23% in 2018 to 24% in 2019, a 70% nominal increase when compared to 2018, which was positively impacted by better profitability on pharmacy sales in the FPRX subsidiary (25% in 2019) and negatively impacted by increased DIR fees that we record as a component of net revenues, as well as a decrease in gross profits from our compounding products and continued reimbursement compression by third party payors.

Loss from operations decreased by approximately $609,000 in 2019 as compared to 2018 as a result of gross profits from the FPRX subsidiary (approximately $2.4 million in 2019), improved profitability in the PharmCo 901 and 1002 subsidiaries, and negatively impacted by increased personnel costs related to new hires in pharmacy operations associated with our continued growth and development. These increased costs were partially offset by non-recurring stock compensation costs paid to officers, directors and employees in 2018, as well as decreased compensation costs for compounding pharmacy operations due to lower compounding drug reimbursement rates per claim.

Revenue

Our pharmacy revenues were as follows:

	Years Ended December 31,
	2019		2018
	Dollars	% of Revenue	Dollars	% of Revenue	$ Change	% Change
Pharmacy	$31,950,359	98%	$20,463,477	99%	$11,486,882	56%
Total revenues, net	32,629,127	100%	20,637,747	100%	11,991,380	58%

For the year ended December 31, 2019, pharmacy revenues are approximately 98% of all revenue compared to the same period in 2018. Total prescriptions dispensed increased to approximately 457,000 during the year ended December 31, 2019 from approximately 303,000 during the same period in 2018, a 50% increase. Our increase in pharmacy revenue is the result of the acquisition of FPRX in June 2019 of approximately $10.0 million and PharmCo 1002 in July 2018 of approximately $1.5 million. Revenues were adversely affected by decreases in reimbursements per claim by third party payors. Compounding revenue decreased from approximately $2,559,000 from 5,877 claims during the year ended December 31, 2018 to approximately $856,000 from 3,615 claims during the year ended December 31, 2019.

Operating Expenses

Our operating expenses increased by approximately $2,671,000, or 43%, during the year ended December 31, 2019 as compared to the same period in 2018. The increase was mainly attributable to the additional operating costs of the FPRX pharmacy acquired in June 2019 of approximately $2.6 million, These increased costs were partially offset by non-recurring stock compensation costs paid to officers, directors and employees in 2018, and decreased compensation costs for compounding pharmacy operations due to lower compounding drug reimbursement rates per claim.

Other Income (Expense)

Other income (expense) from non-cash, non-operating sources increased by approximately $1,485,000 during the year ended December 31, 2019 as compared to the year ended December 31, 2018, mainly attributable to increased interest expense of approximately $943,000 incurred on the Chicago Venture and Iliad Research financing obtained in 2019, along with a loss of $321,000 resulting from the change in the fair value of the embedded derivative liability recognized from the conversion features included in the above financing agreements.

Net Loss

We had net losses for both years ended December 31, 2019 and 2018. As discussed above the net losses are mainly attributable to the increased interest expense and unfavorable change in the fair value of our embedded derivative.

Non-GAAP Financial Measures

We define Adjusted EBITDA as net income (loss) before interest expense, income taxes, depreciation and amortization, share-based compensation, and certain other items that we do not consider indicative of our ongoing operating performance (which items are itemized below). Adjusted EBITDA is a non-GAAP financial measure.

We consider Adjusted EBITDA to be a supplemental measure of our operating performance. We present Adjusted EBITDA because it is used by our Board and management to evaluate our operating performance. It is also used as a factor in determining incentive compensation, for budgetary planning and forecasting overall financial and operational expectations, for identifying underlying trends and for evaluating the effectiveness of our business strategies. Further, we believe it assists us, as well as investors, in comparing performance from period to period on a consistent basis. Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles.

As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP and therefore you should not consider Adjusted EBITDA in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. You should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in the presentation, and we do not infer that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA does not include:

●	depreciation expense from property and equipment or amortization expense from acquired intangible assets (and although they are non-cash charges, the assets being depreciated/amortized will often have to be replaced in the future)

●	interest expense on our debt and capital leases or interest income we earn on cash and cash equivalents;

●	the amounts we paid in taxes or other components of our tax provision (which reduces cash available to us);

●	change in fair value of derivatives;

●	certain expenses associated with our acquisition activities; or

●	the impact of share-based compensation or other matters we do not consider to be indicative of our ongoing operations.

Further, other companies in our industry may calculate Adjusted EBITDA differently than we do and these calculations may not be comparable to our Adjusted EBITDA metric. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) attributable to us and our financial results presented in accordance with U.S. GAAP.

The table below presents a reconciliation of the most directly comparable U.S. GAAP measure, net income (loss) attributable to us to Adjusted EBITDA for the periods indicated below:

	Years Ended December 31,
	2019	2018
Net loss	$(2,506,028)	$(1,629,767)
Interest expense	1,245,526	302,839
Change in fair value of derivative liability	321,000	(217,718)
Income tax expense	2,689	1,650
Depreciation and amortization expense	457,830	159,173
Share-based compensation expense	-	591,879
Condensed consolidated Adjusted EBITDA	$(478,983)	$(791,944)

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2020 and 2019.

	For the Six Months Ended June 30, (unaudited)
	2020	2019
Net change in cash from:
Operating activities	$764,592	$(111,389)
Investing activities	(381,861)	219,699
Financing activities	872,640	1,607,854
Change in cash	$1,255,371	$1,716,164
Cash at end of year	$2,072,008	$1,802,995

Net cash provided by operating activities totaled $764,592 during the six months ended June 30, 2020 compared to net cash used in operating activities of $111,389 for the six months ended June 30, 2019. Operational cash flow was positively impacted by the increase in accounts payable and accrued liabilities for the six-month period, which is mainly due to the increased 340B billings for the period, since all 340B billings are due back to the 340B Covered Entity net of our dispensing fee.

Net cash used in investing activities was $381,861 for the six months ended June 30, 2020 attributable to equipment purchases, construction in progress at the 400 Ansin Blvd. building, and leasehold improvements.

Net cash provided by financing activities was $872,640 for the six months ended June 30, 2020 as a result of loan proceeds in the amount of $1,013,900 received from the U.S. CARES Act loans received during Q2 2020, reduced by payments on notes payable and lease liabilities.

The following table summarizes our cash flows for the years ended December 31, 2019 and 2018:

	Years Ended December 31,
	2019	2018
Net change in cash from:
Operating activities	$(614,739)	$(253,226)
Investing activities	(2,244,282)	(572,402)
Financing activities	3,588,827	493,146
Change in cash	$729,806	$(332,482)
Cash at end of year	$816,637	$86,831

Net cash used in operating activities totaled $614,739 during the year ended December 31, 2019 compared to net cash used in operating activities of $253,226 for the year ended December 31, 2018. Factors affecting operational cash flow in 2019 included the increase in accounts receivable of approximately $993,000, the decrease in inventory of approximately $210,000, and the increase in accounts payable and accrued liabilities of approximately $1,088,000.

Net cash used in investing activities was $2,244,282 for the year ended December 31, 2019 attributable to net cash disbursed in the FPRX business acquisition as well as equipment purchases during the year.

Net cash provided by financing activities was $3,588,827 for the year ended December 31, 2019 as a result of proceeds received from the Chicago Venture and Iliad Research financing agreements, reduced by payments on notes payable and the capital lease obligations.

Liquidity and Capital Resources

Current and Future Financing Needs

We have an accumulated deficit of $8,475,730 through June 30, 2020. We have spent, and expect to continue to spend, additional amounts in connection with implementing our business strategy.

We believe that our cash and cash equivalents on hand on June 30, 2020, along with the cash we expect to generate from pharmacy sales and the available funding from our borrowing arrangements, will allow us to operate over the next 12 months. However, additional funding will be necessary to complete our business plan, which includes public registration with the SEC to become a fully reporting public company and an uplisting to a national stock exchange, as anticipated by this offering. We also will need additional funding for future expansion initiatives. The actual amount of funds we will need to operate and expand is subject to many factors, some of which are beyond our control. We have based our estimate on assumptions that may prove to be wrong. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate. Potential sources of financing include public or private sales of our shares or debt and other sources. We may seek to access the public markets when conditions are favorable due to our long-term capital requirements.

Sale of Notes to Chicago Venture Partners, L.P.

On January 2, 2019, we entered a Securities Purchase Agreement (the “Chicago Venture Purchase Agreement”) with Chicago Venture Partners, L.P. (“Chicago Venture”), a Utah limited partnership, in the amount of $2,710,000, which included a $200,000 Original Issue Discount (“OID”) and $10,000 in debt issuance costs for the transaction. The note is comprised of seven tranches consisting of an initial tranche in the amount of $1,090,000 and six additional tranches each in the amount of $270,000. The initial tranche consisted of the initial cash purchase price of $1,090,000, $80,000 of the OID and the debt issuance costs of $10,000. The remaining OID will be allocated $20,000 to each of the remaining six tranches. The note matures on January 2, 2022 (the “Chicago Venture Maturity Date”). The note accrues interest at the rate of 9% per annum and the entire unpaid principal balance plus all accrued and unpaid interest are due on the Chicago Venture Maturity Date. Beginning on January 2, 2020 and continuing through the Chicago Venture Maturity Date, the note is convertible into shares of common stock ($0.0001 par value per share) in 1 year at the average of the five lowest closing trading prices during the twenty trading days immediately preceding the applicable conversion. If Chicago Ventures converts all or part of the note into shares and such shares may be traded under the Securities Act, the shares received upon conversion will be subject to trading volume limitations limiting the number of shares that Chicago Ventures may sell in any given calendar week, which generally may not exceed the greater of (i) 10% of our common stock trading volume in such week, or (ii) $50,000, plus accrued interest.

We granted the Chicago Venture a security interest in all right, title, interest and claims in all of PharmCo 901’s assets on the date thereof or acquired in the future, except for PharmCo 901’s property located at 401 Ansin Boulevard in Hallandale Beach, Florida. PharmCo 901 has agreed to guarantee our obligations under the Chicago Venture Purchase Agreement. Under the Chicago Venture Purchase Agreement, we agreed to pay to PharmCo 901 10% of all proceeds we initially received from Chicago Venture, and to use an additional 50% of all proceeds from Chicago Venture for PharmCo’s ongoing business operations. We used the net proceeds for our general working capital and the general working capital of PharmCo 901 to further our ongoing growth and development.

The first tranche of $1,090,000 less $90,000 of OID and debt issuance costs was disbursed to us on January 7, 2019. On October 25, 2019, we drew down the second tranche against the note in the amount of $162,000, which included $12,000 of the OID. The balance outstanding on the Chicago Venture note was $400,175 and $1,252,000 at June 30, 2020, and December 31, 2019, respectively. Accrued interest on the first and second tranches at June 30, 2020, and December 31, 2019 was $20 and $100,187, respectively.

Under the Chicago Ventures Purchase Agreement, until the note is repaid, we are subject to certain covenants on our ability to, among other things, issue or incur debt other than in the ordinary course of business or sell our common stock pursuant to a Regulation A or Regulation A+ offering. Under the Chicago Ventures Purchase Agreement, if we issue any security with any term or condition more favorable to the holder of the security than Chicago Ventures would be entitled to under the Chicago Ventures Purchase Agreement, then we must notify Chicago Ventures of the term(s) and, at Chicago Ventures’ option, the term(s) may become a part of the Chicago Ventures Purchase Agreement for the benefit of Chicago Ventures.

Iliad Research and Trading, L.P.

On March 6, 2019, we entered a Securities Purchase Agreement (the “Iliad Purchase Agreement”) with Iliad Research and Trading, L.P. (“Iliad Research”), a Utah limited partnership, in the amount of $3,310,000, which included a $300,000 OID and $10,000 in debt issuance costs for the transaction. The note is comprised of two tranches consisting of an initial tranche in the amount of $2,425,000 and a second tranche in the amount of $885,000. The initial tranche consisted of the initial cash purchase price of $2,425,000, $115,000 of the OID and the debt issuance costs of $10,000. The remaining OID of $185,000 has been allocated to the second tranche. The note matures on March 6, 2022 (the “Iliad Maturity Date”). The note accrues interest at the rate of 10% per annum and the entire unpaid principal balance plus all accrued and unpaid interest are due on the Iliad Maturity Date. Beginning on March 6, 2020 and continuing through the Iliad Maturity Date, the note is convertible, in whole or in part, into shares of common stock at the average of the two lowest closing trading prices during the twenty trading days immediately preceding the applicable conversion. If Iliad Research converts all or part of the note into shares and such shares may be traded under the Securities Act, the shares received upon conversion will be subject to trading volume limitations limiting the number of shares that Iliad Research may sell in any given calendar week, which generally may not exceed the greater of (i) 10% of our common stock trading volume in such week, or (ii) $100,000.

We received the initial tranche of $2,425,000 at the closing of the transaction, which included $115,000 of OID and legal costs. We granted the Iliad Research a security interest in all right, title, interest and claims in all of PharmCo 901’s assets on the date thereof or acquired in the future, except for PharmCo 901’s property located at 401 Ansin Boulevard in Hallandale Beach, Florida. Iliad Research and Chicago Venture have agreed to an intercreditor agreement with respect to the enforcement of their respective security interests. PharmCo 901 has agreed to guarantee our obligations under the Iliad Purchase Agreement, the note. We used the net proceeds as part of the total purchase price of the acquisition of 100% of the FPRX ownership interests.

The first tranche of $2,425,000 less the OID and debt issuance costs was disbursed and held in escrow by Iliad Research on March 6, 2019. $1 million of the escrow deposit was disbursed to the owners of FPRX at the purchase closing date, June 1, 2019. The second tranche of $885,000 less the OID was disbursed to us on June 4, 2019 and was used to complete the total purchase price of the FPRX acquisition. On November 8, 2019, we entered into an amendment of the FPRX Purchase Agreement, which in part included a reduction of the purchase price. As a result of the amended FPRX Purchase Agreement, we returned $400,000 of the second tranche to Iliad Research on November 12, 2019. The balance outstanding on the Iliad Research note payable was $2,910,000 on June 30, 2020 and December 31, 2019. Accrued interest on the note payable on June 30, 2020 and December 31, 2019 was $408,857 and $248,893, respectively

Under the Iliad Purchase Agreement, until the note is repaid, we are subject to certain covenants on our ability to issue or incur debt other than trade payables in the ordinary course of business, to sell securities or agreements to sell common stock with anti-dilution or price reset features, and to issue any securities that are more may become convertible or exercisable into common stock with a price that varies from the market price of the common stock. Under the Iliad Purchase Agreement, if we issue any security with any term or condition more favorable to the holder of the security than Iliad Research would be entitled to under the Iliad Purchase Agreement, then we must notify Iliad Research of the term(s) and, at Iliad Research’s option, the term(s) may become a part of the Iliad Purchase Agreement for the benefit of Iliad Research.

Mortgage Notes Payable – collateralized

On December 14, 2018, PharmCo 901 closed on the purchase of land and building located at 400 Ansin Boulevard, Hallandale Beach, Florida. The purchase price was financed through the issuance of two mortgage notes and security agreements entered into with a commercial bank and the sellers. PharmCo 901 entered into a mortgage note and security agreement with Regions Bank for $1,530,000. The promissory note is collateralized by the land and building, bears interest at a fixed rate of 4.75% per annum, matures on December 14, 2028 and is subject to a prepayment penalty. Principal and interest will be repaid through 119 regular payments of $11,901 that began in January 2019, with the final payment of all principal and accrued interest not yet paid on December 14, 2028. Note repayment is guaranteed by Progressive Care Inc. In February 2020, the mortgage note was purchased from Regions Bank by another financial entity. All of the original mortgage and security agreement terms remained unchanged. The balance outstanding on the mortgage payable was $1,459,325 and $1,530,000 at December 31, 2019 and December 31, 2018, respectively. Interest expense was $72,134 for the year ended December 31, 2019.

PharmCo 901 also entered into a mortgage note and security agreement with the sellers of the 400 Ansin Boulevard land and building for $300,000. The note bore interest at an annual rate of 10% and matured on December 14, 2019. The note was secured by the land and building, but such security interest was subordinated to the bank’s security interest in the land and building. On December 14, 2019, principal and accrued but unpaid interest of $330,000 was converted into 6,832,299 shares of our common stock at a conversion price equal to the average of our common stock’s closing price for the three trading day period ending the trading day prior to the conversion date.

Paycheck Protection Program Loans

On various dates in April and May 2020, we received loan proceeds in the aggregate amount of $1,013,900 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight-weeks or twenty-four-weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, mortgage interest payments, employee benefits, rent and utilities, and maintains its payroll levels. The PPP loan regulations were later revised to allow the borrower the option of costs incurred over a twenty-four week period to determine loan forgiveness. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week or twenty-four week periods.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months.  Thereafter, any unforgiven principal and interest are payable in 18 equal monthly installments. We have used the entire proceeds for qualifying expenses. Management believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan.

Acquisitions

Acquisition of Family Physicians RX, Inc. (dba PharmCoRx 1103)

On March 8, 2019, we entered into an agreement (the “FPRX Purchase Agreement”) for the acquisition of 100% of the issued and outstanding common stock FPRX, dba PharmCoRx 1103, a Florida based pharmacy with locations in Davie and Orlando, Florida. The initial purchase price for the acquisition of FPRX was $3,000,000, whereby $2.3 million was payable in cash to the former owners over the two-year period following the closing, and $700,000 was payable in 10,000,000 shares of our common stock, valued at $0.07 per share. In addition, we also agreed to pay to the former owners consideration equal to the following, all value at the closing date: the fair value of FPRX inventory at the closing date plus an amount equal to the book value of FPRX accounts receivable minus accounts payable and all other accrued liabilities as of the closing date, plus an amount equal to the FPRX cash balances. The closing date of the acquisition was May 31, 2019.

On November 8, 2019, the FPRX Purchase Agreement was modified to include a reduced purchase price to approximately $2.5 million, which included approximately $417,000 for the fair value of FPRX inventory at the closing date and approximately $157,000 for FPRX cash balances. In connection with the amendment to the purchase agreement, the sellers agreed to the return and rescission of the common stock shares issued, and retention of net accounts receivable. The acquisition is fully closed and integrated into the operation with no further consideration due to the former owners.

Acquisition of Touchpoint RX, LLC (dba PharmCo Rx 1002, LLC)

On July 1, 2018, we completed the acquisition of 100% of the ownership interests in Touchpoint RX, LLC aka PharmCo 1002 which is a pharmacy located in Palm Springs, FL for a total purchase price of $436,021. We acquired assets in the amount of $359,286, assumed liabilities totaling $214,079 and recorded goodwill in the amount of $290,814.

Recent Developments

Exchange of Series A Preferred Stock

We are in the process of negotiating an exchange agreement with the Yelena Braslavskaya 2020 Gift Trust, the holder of all of our outstanding shares of Series A Preferred Stock to exchange all of the shares of Series A Preferred Stock into shares of our common stock. We expect to enter into an exchange agreement and complete the exchange simultaneously with the closing of this offering.

Reverse Stock Split

On November        , 2020, our Board of Directors (the “Board”) approved a reverse stock split of our common stock within the range of [    ] of our issued and outstanding common stock and authorized the Pricing Committee of the Board (the “Pricing Committee”), in its sole discretion, to determine the final ratio, effective date, and date of filing of the certificate of change in connection with the reverse stock split. The reverse stock split is subject to the approval of our stockholders at our Annual Meeting of Stockholders to be held on December         , 2020. The closing of this offering will be conditioned upon the completion of the reverse stock split.

Increase in Authorized Shares

On November         , 2020, our Board approved an amendment to our Certificate of Incorporation to increase the authorized shares of common stock to          shares (the “Authorized Share Increase”). The Authorized Share Increase is subject to the approval of our stockholders at our Annual Meeting of Stockholders to be held on December            , 2020.

Critical Accounting Policies

Revenue Recognition

We recognize pharmacy revenue from dispensing prescription drugs at the time the drugs are physically delivered to a customer or when a customer picks up their prescription or purchases merchandise at the store, which is the point in time when control transfers to the customer. Each prescription claim is considered an arrangement with the customer and is a separate performance obligation. Payments are received directly from the customer at the point of sale, or the customers’ insurance provider is billed electronically. For third-party medical insurance and other claims, authorization to ensure payment is obtained from the customer’s insurance provider before the medication is dispensed to the customer. Authorization is obtained for these sales electronically and a corresponding authorization number is issued by the customers’ insurance provider.

We record unearned revenue for prescriptions that are filled but not yet delivered at period-end. Billings for most prescription orders are with third-party payers, including Medicare, Medicaid and insurance carriers. Customer returns are nominal. Pharmacy revenues were approximately 98% of total revenue for all periods presented.

We accrue an estimate of fees, including DIR fees, which are assessed or expected to be assessed by payers at some point after adjudication of a claim, as a reduction of revenue at the time revenue is recognized. Changes in the estimate of such fees are recorded as an adjustment to revenue when the change becomes known.

Lease Accounting

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases as off-balance sheet lease arrangements. Recognition, measurement, and presentation of expenses will depend on classification as a finance or operating lease. Topic 842 establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the condensed consolidated balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the recognition, measurement, and presentation of expenses in the income statement. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements.

In adopting Topic 842, a modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. We adopted the guidance in Topic 842 on January 1, 2020 (“the transition date”) and we elected to adopt the transition relief provisions from ASU 2018-11 to use this date as our date of initial application. Consequently, financial information has not been updated and the disclosures required under Topic 842 have not been provided for dates and periods before January 1, 2020. Our reporting for 2019 presented in the consolidated financial statements includes the disclosures required under ASC Topic 840. There was no cumulative effect adjustment to the opening balance of accumulated deficit required.

Topic 842 provides a number of optional practical expedients in transition. We have elected all of Topic 842’s available transition practical expedients which permit us not to reassess under Topic 842 our prior conclusions about lease identification, lease classification and initial direct costs. We did not elect the practical expedient pertaining to land easements as it is not applicable to us. We have also elected the practical expedient for short-term lease recognition exemption for two of our real estate leases. This means that for these leases we will not recognize ROU assets or lease liabilities for existing short-term leases of those assets in transition. We also elected the practical expedient to not separate lease and non-lease components for all of our leases.

Accounts Receivable and Allowances

Accounts receivable consist of amounts due from third party medical insurance carriers, pharmacy benefit management companies, patients and credit card processors. Management periodically reviews the accounts receivable to assess collectability and estimates potential uncollectible accounts. Accounts receivable are written off after collection efforts have been completed in accordance with our policies. The uncollectible accounts allowance reduces the carrying value of the account receivable.

Inventories

Inventories are located at our four pharmacy locations. Inventory consists solely of finished products (primarily prescription drugs) and is valued at the lower of first-in, first-out cost (FIFO) or market. Our inventories are maintained on a periodic basis through the performance of physical inventory counts. Our cost of sales is recorded based upon the quantity of prescription drugs dispensed for each prescription filled by our pharmacies and the corresponding unit cost of each drug.

Inventories are comprised of brand and generic pharmaceutical drugs. Our pharmacies maintain a wide variety of different drug classes, known as Schedule II, Schedule III, and Schedule IV drugs, which vary in degrees of addictiveness. Schedule II drugs, considered narcotics by the DEA, are the most addictive; hence, they are highly regulated by the DEA and are required to be segregated and secured in a separate cabinet. Schedule III and Schedule IV drugs are less addictive and are not regulated. The cost in acquiring Schedule II drugs is higher than Schedule III and IV drugs.

Deferred Taxes

In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carry-forwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, changes to statutory tax rates and future taxable income levels. Based on current estimates of future taxable income, we believe that we will not be able to realize the full value of deferred tax assets and has increased its valuation allowance to offset completely its deferred tax assets resulting from our net operating losses.

Off-Balance Sheet Arrangements

We do not have any unconsolidated special purpose entities and, we do not have significant exposure to any off-balance sheet arrangements. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have: (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

DESCRIPTION OF BUSINESS

Our Company

Progressive Care Inc. (“Progressive”) was incorporated under the laws of the state of Delaware on October 31, 2006 under the name Progressive Training, Inc. We changed our name to Progressive Care Inc. in connection with a merger with Progressive Care Inc. on November 23, 2010. Progressive, through its wholly-owned subsidiaries, PharmCo, LLC (referred to as “PharmCo 901”), Touchpoint RX, LLC doing business as PharmCo Rx 1002, LLC (referred to as “PharmCo 1002”), Family Physicians RX, Inc. doing business as PharmCoRx 1103 (referred to as “FPRX” historically or “PharmCo 1103” currently) (pharmacy subsidiaries collectively referred to as “PharmCo”), and ClearMetrX Inc (collectively with all entities referred to as the “Company”, or “we”) is a personalized healthcare services and technology company which provides prescription pharmaceuticals and risk and data management services to healthcare organizations and providers. PharmCo provides prescription pharmaceuticals, compounded medications, tele-pharmacy services, anti-retroviral medications, medication therapy management, the supply of prescription medications to long term care facilities, contracted pharmacy services for 340B Covered Entities under the 340B Drug Discount Pricing Program, and health practice risk management. PharmCo also offers e-commerce of over-the-counter products, certain disease testing, and vaccinations.

We enhance patient adherence to complex drug regimens, collect and report data, and ensure effective dispensing of medications to support the needs of patients, providers, and payors. Our patient and provider support services ensure appropriate drug initiation, facilitate patient compliance and persistence, and capture important information regarding safety and effectiveness of the medications that we dispense.

The pharmacy is rated by PBMs based on its ability to adequately supply chronic care medications to patients during a measurement period. This score is then compared to the scores of other pharmacies in the network at which point a relative rating is issued and fees are assessed to the pharmacy. In some cases, PBMs may return PBM Fees collected during the measurement period in part or in full to the pharmacies which earn a performance based incentive, while other PBMs use these scores to determine the amount of fees to collect at a later point. In 2019, per EQuIPP performance valuation reports, our performance score was Five Stars with a relative ranking in the top 20% of all pharmacies.

Primary care physicians similarly are measured by Health Insurance Plans based on chronic care management, the results of which impact their annual revenue from these Plans. This potential revenue from the Health Insurance Plans may provide a possible incentive for such prescribing primary care physicians to refer patients to pharmacies that have high performance scores, though patients retain the right to have their prescriptions dispensed by a network of pharmacy of their choice.

Through our wholly-owned subsidiary, ClearMetrX, we offer data management and reporting services to support health care organizations. There are substantial restrictions in HIPAA and state laws on the use and sharing of patient data and the company is in compliance with such laws. The ClearMetrX offerings include data management and TPA services for 340B Covered Entities, Pharmacy Data Analytics, and programs to manage HEDIS Quality Measures including Medication Adherence. These offerings cater to the glaring need for frontline providers to understand best practices, patient behaviors, care management processes, and the financial mechanisms behind these decisions. We provide data access and actionable insights that providers and support organizations can use to improve their practice and patient care.

We currently deliver prescriptions throughout Florida and ship medications to residents in those states where we hold non-resident pharmacy licenses. We currently hold Florida Community Pharmacy Permits at all Florida pharmacy locations and our Pharmco LLC location is licensed as a non-resident pharmacy in the following states: Arizona, Colorado, Connecticut, Georgia, Illinois, Massachusetts, Minnesota, Nevada, New Jersey, New York, Pennsylvania, Texas, and Utah.

We currently offer services in a variety of languages, including English, Spanish, French, Creole, Portuguese, and Russian. We currently have four operating pharmacies, each of which are owned and operated by wholly owned subsidiaries. The current locations of our pharmacies are as follows:

Pharmacy	Address
PharmCo 901	901 N. Miami Beach Blvd., Suite 1, North Miami Beach, FL 33162
PharmCo 1002	3208 2Nd Ave N. Bay 4, Palm Springs, FL 33461
PharmCo 1103 (Davie)	6191 Orange Dr, Suite 6177N, Davie, FL 33314
PharmCo 1103 (Orlando)	2285 S Semoran Blvd., Orlando, FL 32822

We have begun construction on the planned build out of the 400 Ansin Blvd. building. The purchased facility in Hallandale Beach has over 11,000 square feet and will house the operations of both the North Miami Beach and Davie, FL locations.

We have begun construction on the planned build out in the PharmCo 1103 (Orlando) new facility at 1160 S Semoran Blvd., Suite D,E,F, Orlando, FL 32822, to house the growing pharmacy operation in the Orlando area. The facility is leased and approximately 3,600 square feet.

PharmCo pharmacies are full-service pharmacies that offer a variety of value-add services. These services are designed to provide satisfaction across all medication stakeholders and enhance loyalty and key performance metrics. These value-add services that are at no additional charge include prior authorization assistance, same-day home-medication delivery, on site provider consultation services, primary care reporting and analytics, customized packaging solutions, and patient advocacy. The pharmacies accept most major insurance plans and provide access to co-pay assistance programs to income qualified patients, discount and manufacturer coupons, and competitive cash payment options. PharmCo also offers e-commerce of over-the-counter products, certain disease testing, and vaccinations.

PharmCo provides contracted pharmacy services for 340B Covered Entities under the 340B Drug Discount Pricing Program. Under the terms of these agreements, we act as a pass through for third party payor reimbursements on prescription claims adjudicated on behalf of the 340B Covered Entity and receive a dispensing fee per prescription. These dispensing fees vary by the Covered Entity and the level of service provided by us.

Our non-sterile compounding lab was designed to support those patients looking for alternative topical pain management treatments and customizable dosage forms to accommodate struggles with existing conditions. Our compounding department specializes in formularies such as non-narcotic topical pain creams, wound care creams, scar gels, hormone replacement therapies, female health, pediatrics, and sports medicine. We only use FDA approved and registered ingredients and the compound can be individually tailored for a result that fully meets the needs of each patient. In addition to these medications, PharmCo prepares psoriasis creams, wellness vitamins, weight loss formulations and holistic capsules which are 100% Kosher and Halal certified. Compounded medications require strict compliance procedures, are highly labor intensive and as of 2020 are largely not covered by insurance. However, we continue to believe that compounded options must be available for our patients as they have proven effective in improving quality of life for patients with complex conditions and treatment regimens.

For our LTC customers, PharmCo provides purchasing, repackaging and dispensing of both prescription and non-prescription pharmaceutical products. PharmCo utilizes a unit-of-dose packaging system as opposed to the traditional vials as this method of distribution is the industry best practice standard. PharmCo is equipped for various types of unit-of-dose packaging options to meet the needs of LTC patients and retail customers. PharmCo uses the same robotic packaging systems currently used by chain, mail order, and large-scale pharmacies. PharmCo also provides computerized maintenance of patient prescription histories, third party billing and consultant pharmacist services. Its consultant pharmacist services consist primarily of evaluation of monthly patient drug therapy and monitoring the LTC institution’s drug distribution system.

We also generate revenue from our work in MTM, which involves review and adjustment of prescribed drug therapies to improve patient health outcomes for patients with multiple prescriptions. This process includes several activities such as performing patient assessments, creating medication treatment plans, monitoring the effectiveness of and adherence to prescribed therapies and delivering documentation of these services to the patient’s physician to coordinate comprehensive care.

Distribution Method of Products and Services

Sales and marketing efforts are focused primarily on MSOs, ACOs, healthcare organizations, and independent provider practices. Though there is great competition in this market and the landscape of the industry is complicated, we believe we can capitalize on providing risk and data management services, remote patient monitoring, and adherence management. We actively promote our services to patients through traditional advertising methods, health fair sponsorship, speaking engagements, and social media. We have also been conducting market awareness campaigns of the broad extent of our services to develop our market and attract and maintain a loyal customer base. The addition of contracts with 340B Covered Entities have become an integral component for sales success.

Strategic Plan

Our plan is to develop a national footprint as a premier provider of SaaS based healthcare services and data analytics services to healthcare practitioners in all sectors of the healthcare industry. As a pharmacy enabled health technology company we build upon our established reputation as a Five Star pharmacy operation capable of catering to the diverse healthcare needs of individual patients while also enhancing provider practices and healthcare organizations.

We have begun transitioning from a pharmacy centered organization to a pharmacy enabled organization that provides data analytics and health technology. We believe that data analytics for frontline and independent providers, 340B Covered Entities, and pharmacies will have increasing importance as health systems evolve to become virtual and digitized. With more electronic health data and increasing focus on performance, margins, and quality, our models and platforms will have strategic value through their roots in day-to-day care management. Data management services will become an increasing driver of growth and development for us with its higher margins, and diverse monetization pathways.

We are investing in healthcare technologies and virtual health services. Furthermore, our vision of integrated, pharmacy enabled health tech will be instrumental in reducing health information silos, closing health care gaps and lessening the burdens on providers and patients alike. Through the development of proprietary platforms, we can enter strategic partnerships with public and private health systems both domestically and abroad. The COVID-19 Pandemic has further accelerated the need for these services and hopefully entrenched the growing trend of virtual care services.

During fiscal year 2019, we took targeted actions to reduce costs and optimize our pharmacy operations, while still maintaining the specialized controls required for our industry. Areas of current development continue to include market penetration of the Orlando-Tampa corridor and Treasure Coast region of Florida; development of enhanced healthcare B2B services; development of cash-based products and services; and continued implementation of MTM protocols. In addition, we have secured opportunities and relationships for healthcare technology development and data analytics that will greatly improve sales and profitability.

We have begun work on the planned build out of the 400 Ansin Blvd. building. The purchased facility in Hallandale Beach has over 11,000 square feet and will house the operations of both the North Miami Beach and Davie, FL locations. We expect the transition of operations from leased space will result in nearly $300,000 in savings in 2021. We will need to file pharmacy change of address applications with the Florida Board of Pharmacy and address changes with the DEA. We plan to keep a portion of our North Miami Beach location to support our growing e-commerce and retail health products division. We have worked diligently to upgrade the company’s digital platforms to support HIPAA compliance and nationwide e-commerce. Upgrades continue to be made to add products and secure relationships with vendors to obtain favorable and competitive pricing.

We currently have four operating pharmacies and a data management and analytics company, each of which is a wholly owned subsidiary, and our plan over the next two years is to develop a proprietary analytics platform to scale up service offerings, integrate health technology assets through in house development and acquisition of innovative patient centric organizations, and further strengthen our pharmacy operations through the acquisition of strategic pharmacies with service offerings such specialty, mail-order, and sterile compounding. The foundation for our plan to increase and leverage sales at our existing four pharmacies is based on increasing our outreach program to healthcare organizations in need to patient support and prescriptions services, data management and analytics, virtual care platforms, or customized health IT solutions.

We serve a broad range of therapeutic categories, and we believe we can expand our clinical expertise to increasingly penetrate additional markets for products such as hormone therapies, reproductive health, mental health, sexual health, and nutrition/ dietetics. We believe these categories will become increasingly important to our patient population in the coming years due to advancement of these therapies and increased incidences of chronic illness and that our platform will allow us to grow with market expansion.

We believe the healthcare industry is highly fragmented and provides numerous opportunities to expand through acquisitions. While we will continue to focus on growing our business organically, we believe we can opportunistically enhance our competitive position through complementary acquisitions in both existing and new markets. In June 2019, we completed the acquisition of Family Physicians RX, Inc., a pharmacy with operations in Miami-Dade, Broward, and Orange County, Florida. Management expects that future growth will be driven by future acquisitions, which will provide continued expansion into new market territories; diversification into direct healthcare service relationships and cash based products; concentrated efforts toward developing our compliance and adherence services provided to medical providers; and enhancement of technological opportunities that boost loyalty and customer satisfaction. Additionally, we plan to selectively evaluate potential acquisition opportunities in other therapeutic categories, services and technologies, with the goal of preserving our culture, optimizing patient outcomes, enhancing value to other constituents and building long-term value for our shareholders.

We also have evaluated options to reduce the costs of our corporate infrastructure, which includes executive management, centralized support services, accounting, finance, information systems, human resources, payroll and compliance to support each pharmacy’s operations. Notwithstanding these actions, the costs to support our existing corporate infrastructure are significant when allocated over the operations of just four pharmacies. Management believes that our current corporate infrastructure can efficiently support our existing pharmacies and execute on ambitious growth and development plans. However, uplisting to a national exchange, the addition of strategic partnerships, new subsidiaries, and acquisitions may require additional corporate infrastructure.

The implementation of the foregoing is dependent on ability to obtain additional financing and improve our liquidity position. If we are not able to secure additional financing, the implementation of our business plan will be delayed and our ability to expand and develop additional pharmacies will be impaired. We are currently seeking up to $ million in additional funding through equity and/or debt financing arrangements, but there can be no assurance that such additional financing will be available to us on acceptable terms, or at all. Our efforts to secure equity financing have been inhibited by our existing capital structure. In particular, the rights and preferences of our Series A Preferred Stock confer upon the holder of such preferred shares significant control over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and this has been an impediment to securing equity financing. Management intends to register its class of common stock under the Securities Exchange Act of 1934, as amended, and believes that filing periodic public reports with the SEC will enhance our ability to raise capital and under acceptable terms.

Our business is highly leveraged and the successful implementation of the foregoing plan necessitates that we reach an agreement with our existing debt holders or identify other investors to refinance the debt securities with other equity and/or debt financing arrangements that contain more favorable market based repayment and interest terms. As of June 30, 2020, we have $3,310,175 in convertible debt securities all of which will come due in the year 2022. Our past experience with these debt holders has been that the debt securities have been converted into equity based on the variable conversion terms in each debt agreement; however, our debt holders have no obligation to convert their debt into shares. If our debt holders choose not to convert certain of these securities into equity, we will need to repay such debt, or reach an agreement with the debt holders to extend the terms thereof. If we are forced to repay the debt, this need for funds would have a material adverse impact on our business operations, financial condition and prospects, would threaten our ability to operate as a going concern and may force us to seek bankruptcy protection.

Management believes that the foregoing plan and outlined steps to improve our liquidity position will have a positive impact on our efforts to generate earnings and positive cash flow, but the implementation of such plan is dependent on our ability to secure additional financing and restructure our outstanding debt.

Competitive Business Conditions, Competitive Position and Methods of Competition

We compete with national and independent retail drug stores, supermarkets, convenience stores, mail order prescription providers, discount merchandisers, membership clubs, health clinics, provider dispensaries, and internet pharmacies. Competition is based on several factors including store location and convenience, customer service and satisfaction, product selection and variety, and price. Our competitive advantage lies in providing superior personalized service to the patients and facility operators, selectively adding labor saving and compliance enhancing technologies and carrying inventory to provide rapid delivery of all pharmaceutical needs, free home delivery services, data management and analytics.

In the United States, the provision of healthcare services of any kind is highly competitive. Our ability to recruit qualified personnel, attract new institutional and retail clients, expand the reach of our pharmacy operations relies on our ability to quickly adapt to changing societal attitudes, market pressure and government regulation.

We face substantial competition within the pharmaceutical healthcare services industry and in the past year have seen even more consolidation. We expect to see this trend continue in the coming year and it is uncertain what effect, if any, these consolidations will have on us or the industry. The industry also includes several large, well- capitalized companies with nationwide operations and capabilities in the specialty services and PBM services arenas, such as CVS Caremark, Express Scripts, Humana, Walgreens, Optum, MedImpact Healthcare Systems and many smaller organizations that typically operate on a local or regional basis. In the Specialty Pharmacy Services segment, we compete with several national and regional specialty pharmacy companies that have substantial financial resources and which also provide products and services to the chronically ill, such as CVS Caremark, Express Scripts, Humana, Optum and Walgreens.

Some of our Pharmacy Services competitors are under common control with, or are owned by, pharmaceutical wholesalers and distributors or retail pharmacy chains and may be better positioned with respect to the cost-effective distribution of pharmaceuticals. Some of our primary competitors, such as Omnicare and Walgreens, have a substantially larger market share than our existing market share. Moreover, some of our competitors may have secured long-term supply or distribution arrangements for prescription pharmaceuticals necessary to treat certain chronic disease states on price terms substantially more favorable than the terms currently available to us. Because of such advantageous pricing, we may be less price competitive than some of these competitors with respect to certain pharmaceutical products. However, we do not believe that we compete strictly on the selling price of products or services in either business segment; rather, we offer patients the opportunity to receive high quality care through a wide range of value added services and for physicians to be unburdened by pharmacy measurement metrics including in their rating by utilizing our Five Star rated pharmacies, reporting tools, and data analytics services.

Suppliers

We obtain pharmaceutical and other products from wholesale drug distributors. We have maintained a relationship with a primary supplier that accounted for 94%, 91% and 85% of pharmaceutical purchases for the six months ended June 30, 2020 and years ended December 31,2019 and 2018, respectively and several supplementary suppliers. Our primary supplier for the six months ended June 30, 2020 and the years ended December 31, 2019 and 2018 was McKesson. The loss of a supplier could adversely affect our business if alternate sources of drug supply are unavailable. We believe that our relationships with our suppliers, overall, are good, and that there are alternative suppliers in the marketplace.

Dependence on One or Few Major Customers

We sell to numerous customers including various managed care organizations within both the private and public sectors. Certain healthcare payors account for more than ten percent or more of our consolidated net revenue for the six months ended June 30, 2020 and years ended December 31, 2019 and 2018, respectively. Medicare Part D and the State of Florida Medicaid public assistance program are major source of revenue. However, both government programs are privatized and are managed under several different healthcare payors, the concentration of which varies throughout the course of the year. We depend on these health care payors and a loss of one or more would have a major impact on the business.

Patents and Trademarks

We currently have no registered patents or trademarks that we either own or lease.

Need for Governmental Approval of Principal Products or Services

Government approval is necessary to open any new pharmacy or other health services location.

Government contracts

We fill prescriptions for Medicare Part D and the State of Florida Medicaid public assistance program. Both government programs are privatized and are managed under several different private healthcare payors, the concentration of our business with which varies throughout the course of the year. However, while we do not rely on maintaining active contracts with government entities themselves other than the Florida Medicaid Program, the loss of Florida Medicaid or one or more private healthcare payors would have a major impact on our business.

Effect of Existing or Probable Governmental Regulation

As a participant in the healthcare industry, our operations and relationships are subject to Federal and state laws and regulations and enforcement by Federal and state governmental agencies. Various Federal and state laws and regulations govern the purchase, dispensing or distribution, and management of prescription drugs and related services we provide and may affect us. We believe that we are in substantial compliance with all legal requirements material to our operations.

We conduct ongoing educational programs to inform employees regarding compliance with relevant laws and regulations and maintain a formal reporting procedure to disclose possible violations of these laws and regulations to the Office of Inspector General (“OIG”) of the U.S. Department of Health and Human Services.

Professional Licensure. Pharmacists, pharmacy technicians and certain other health care professionals employed by us are required to be individually licensed or certified under applicable state law. We perform criminal, federal and state exclusion lists, and other background checks on employees and are required under state licensure to ensure that our employees possess all necessary licenses and certifications. We believe that our employees comply in all material respects with applicable licensure laws.

State laws require that each pharmacy location be licensed as an in-state or non-resident pharmacy to dispense pharmaceuticals in that state. State controlled substance laws require registration and compliance with state pharmacy licensure, registration or permit standards promulgated by the state’s pharmacy licensing authority. Such standards often address the qualification of an applicant’s personnel, the adequacy of its prescription fulfillment and inventory control practices and the adequacy of its facilities. In general, pharmacy licenses are renewed annually. We believe that our pharmacies’ present and future locations comply with all state licensing laws applicable to these businesses. If our pharmacy location becomes subject to additional licensure requirements, are unable to maintain their required licenses or if states place burdensome restrictions or limitations on pharmacies, our ability to operate in the state would be limited, which could have an adverse impact on our business.

Other Laws Affecting Pharmacy Operations. We are subject to Federal and state statutes and regulations governing the operation of pharmacies, repackaging of drug products, wholesale distribution, dispensing of controlled substances, medical waste disposal, and clinical trials. Federal statutes and regulations govern the labeling, packaging, advertising and adulteration of prescription drugs and the dispensing of controlled substances. Federal controlled substance laws require us to register our pharmacies’ with the U.S. Drug Enforcement Administration (“DEA”) and to comply with security, record keeping, inventory control, labeling standards and other requirements to dispense controlled substances.

Food, Drug and Cosmetic Act. Certain provisions of the Federal Food, Drug and Cosmetic Act govern the handling and distribution of pharmaceutical products. This law exempts many pharmaceuticals and medical devices from federal labeling and packaging requirements if they are not adulterated or misbranded and are dispensed in accordance with, and pursuant to, a valid prescription. We believe that we comply in all material respects with all applicable requirements.

Anti-Kickback Laws. Subject to certain statutory and regulatory exceptions (including exceptions relating to certain managed care, discount, bona fide employment arrangements, group purchasing and personal services arrangements), the Federal “anti-kickback” law prohibits the knowing and willful offer or payment of any remuneration to induce the referral of an individual or the purchase, lease or order (or the arranging for or recommending of the purchase, lease or order) of healthcare items or services paid for in whole or in part by Medicare, Medicaid or other government-funded healthcare programs (including both traditional Medicaid fee-for-service programs as well as Medicaid managed care programs). Violation of the Federal anti-kickback statute could subject us to criminal and/or civil penalties including suspension or exclusion from Medicare and Medicaid programs and other government-funded healthcare programs for not less than five years, or the imposition of civil monetary penalties. Exclusion from any of these programs or sanctions of civil monetary penalties could have a material adverse impact on our operations and financial condition.

The Federal anti-kickback law has been interpreted broadly by courts, the Office of the Inspector General (“OIG”) of the U.S. Department of Health and Human Services (“HHS”), and other administrative bodies. Because of the broad scope of those statutes, Federal regulations establish certain safe harbors from liability. Safe harbors exist for certain properly reported discounts received from vendors, certain investment interests held by a person or entity, and certain properly disclosed payments made by vendors to group purchasing organizations, as well as for other transactions or relationships. Nonetheless, a practice that does not fall within a safe harbor is not necessarily unlawful but may be subject to scrutiny and challenge. In the absence of an applicable exception or safe harbor, a violation of the statute may occur even if only one purpose of a payment arrangement is to induce patient referrals or purchases. Among the practices that have been identified by the OIG as potentially improper under the statute are certain “product conversion” or “switching” programs in which benefits are given by drug manufacturers to pharmacists or physicians for changing a prescription (or recommending or requesting such a change) from one drug to another. Anti-kickback laws have been cited as a partial basis, along with state consumer protection laws discussed below, for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies about such programs.

Several states also have enacted anti-kickback laws that sometimes apply not only to state-sponsored healthcare programs but also to items or services that are paid for by private insurance and self-pay patients. State anti-kickback laws can vary considerably in their applicability and scope and sometimes have fewer statutory and regulatory exceptions than federal law. Management carefully considers the importance of such anti-kickback laws when structuring our operations and believes that we are complying therewith.

The Stark Laws. The Federal self-referral law, commonly known as the “Stark Law”, prohibits physicians from referring Medicare patients for “designated health services” (which include, among other things, outpatient prescription drugs, durable medical equipment and supplies and home health services) to an entity with which the physician, or an immediate family member of the physician, has a direct or indirect financial relationship, unless the financial relationship is structured to meet an applicable exception. Possible penalties for violation of the Stark Law include denial of payment, refund of amounts collected in violation of the statute, civil monetary penalties and program exclusion. Management carefully considers the Stark Law and its accompanying regulations in structuring our relationships with physicians and believes that we are complying therewith.

State Self-Referral Laws. We are subject to state statutes and regulations that prohibit payments for the referral of patients and referrals by physicians to healthcare providers with whom the physicians have a financial relationship. Some state statutes and regulations apply to services reimbursed by governmental as well as private payors. Violation of these laws may result in prohibition of payment for services rendered, loss of pharmacy or health provider licenses, fines and criminal penalties. The laws and exceptions or safe harbors may vary from the Federal Stark Law and vary significantly from state to state. Certain of these state statutes mirror the Federal Stark Law while others may be more restrictive. The laws are often vague, and in many cases, have not been widely interpreted by courts or regulatory agencies; however, we believe we are following such laws.

Statutes Prohibiting False Claims and Fraudulent Billing Activities. A range of Federal civil and criminal laws target false claims and fraudulent billing activities. One of the most significant is the Federal False Claims Act (the “False Claims Act”), which imposes civil penalties for knowingly making or causing to be made false claims to secure a reimbursement from government-sponsored programs, such as Medicare and Medicaid. Investigations or actions commenced under the False Claims Act may be brought either by the government or by private individuals on behalf of the government, through a “whistleblower” or “qui tam” action. The False Claims Act authorizes the payment of a portion of any recovery to the individual suing. Such actions are initially required to be filed under seal pending their review by the Department of Justice. If the government intervenes in the lawsuit and prevails, the whistleblower (or plaintiff filing the initial complaint) may share with the Federal government in any settlement or judgment. If the government does not intervene in the lawsuit, the whistleblower plaintiff may pursue the action independently. The False Claims Act generally provides for the imposition of civil penalties and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in many claims, as each individual claim could be deemed to be a separate violation of the False Claims Act.

Some states also have enacted statutes like the False Claims Act which may include criminal penalties, substantial fines, and treble damages. In recent years, Federal and state governments have launched several initiatives aimed at uncovering practices that violate false claims or fraudulent billing laws. Under Section 1909 of the Social Security Act, if a state false claim act meets certain requirements as determined by the OIG in consultation with the U.S. Attorney General, the state is entitled to an increase of ten percentage points in the state medical assistance percentage with respect to any amounts recovered under a state action brought under such a law. Some of the larger states in terms of population that have had the OIG review such laws include California, Florida, Illinois, Indiana, Massachusetts, Michigan, Nevada, Tennessee and Texas. We operate in several of these states and submit claims for Medicaid reimbursement to the respective state Medicaid agency. This legislation has led to increased auditing activities by state healthcare regulators. As such, we have been the subject of an increased number of audits. While we believe that we are following Medicaid and Medicare billing rules and requirements, there can be no assurance that regulators would agree with the methodology employed by us in billing for our products and services and a material disagreement between us and these governmental agencies on the way we provide products or services could have a material adverse effect on our business and operations, our financial position and our results of operations.

The False Claims Act also has been used by the Federal government and private whistleblowers to bring enforcement actions under so-called “fraud and abuse” laws like the Federal anti-kickback statute and the Stark Law. Such actions are not based on a contention that an entity has submitted claims that are facially invalid. Instead, such actions are based on the theory that when an entity submits a claim, it either expressly or impliedly certifies that it has provided the underlying services in compliance with applicable laws, and therefore that services provided and billed for during an anti-kickback statute or Stark Law violation result in false claims, even if such claims are billed accurately for appropriate and medically necessary services. The availability of the False Claims Act to enforce alleged fraud and abuse violations has increased the potential for such actions to be brought, and which often are costly and time-consuming to defend.

Confidentiality, Privacy and HIPAA. Most of our activities involve the receipt, use and disclosure of confidential medical, pharmacy or other health-related information concerning individual members, including the disclosure of the confidential information to the member’s health benefit plan.

On April 14, 2003, the final regulations issued by HHS, regarding the privacy of individually identifiable health information (the “Privacy Regulations”) pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) took effect. The Privacy Regulations are designed to protect the medical information of a healthcare patient or health plan enrollee that could be used to identify the individual.

The requirements imposed by the Privacy Regulations, the Transactions Standards, and the Security Standards are extensive and can require substantial cost and effort to assess and implement. We have taken and will continue to take steps that we believe are reasonable to ensure that our policies and procedures are following the Privacy Regulations, the Transactions Standards and the Security Standards. The requirements imposed by HIPAA have increased our burden and costs of regulatory compliance, altered our reporting to Plan Sponsors and reduced the amount of information we can use or disclose if members do not authorize such uses or disclosures.

Medicare Part D. The Medicare Part D program, which makes prescription drug coverage available to eligible Medicare beneficiaries, regulates various aspects of the provision of Medicare drug coverage, including enrollment, formularies, pharmacy networks, marketing and claims processing. The Centers for Medicare & Medicaid Services (“CMS”) imposed restrictions and consent requirements for automatic prescription delivery programs, and further limited the circumstances under which Medicare Part D plans may recoup payments to pharmacies for claims that are subsequently determined not payable under Medicare Part D. CMS sanctions for non-compliance may include suspension of enrollment and even termination from the program.

The Medicare Part D program has undergone significant legislative and regulatory changes since its inception. Medicare Part D continues to attract a high degree of legislative and regulatory scrutiny, and applicable government rules and regulations continue to evolve. For example, CMS may issue regulations that limit the ability of Medicare Part D plans to establish preferred pharmacy networks.

Any Willing Provider Statutes and Narrow Networks. Any willing provider statutes are laws that require health insurance carriers to permit providers to join those networks so long as the provider is willing to accept the terms and conditions of that carrier’s plan.  Numerous states have some form of any willing provider law, though nearly all prohibit insurance carriers from limiting membership within their provider networks based on geography or other characteristics. The laws in each state addressing the legality of narrow networks vary widely.  Some laws address plans only. Some laws address non-insurers (like a PBM). Some laws address all types of health benefits. Some laws only address a single type of benefit, like pharmacy. The risk to a pharmacy would be in those states that do not have an applicable any willing provider statute, a provider can be excluded from a narrow network.

While the offering of narrow and preferred networks is common across the country, there have been many lawsuits challenging the use of these type of arrangements due to the fact that they exclude certain providers from participating. The outcome of the challenges has varied, primarily based upon the interpretation of the state laws under which the challenges are made. This is an evolving area of law. Given the intense scrutiny of drug pricing and arrangements, and the ongoing lawsuits that are being filed in response to narrow networks, there remains risk in developing narrow networks, which will vary by state, depending on each state’s laws and legal precedent.  Additionally, state laws are subject to change at any time, resulting in uncertainty for pharmacy operations in a given state.

Health Reform Legislation. Congress passed major health reform legislation, including the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act of 2010 (the “Health Reform Laws”), which enacted a number of significant healthcare reforms. President Donald Trump has stated his intentions to support the repeal and possible replacement of the Health Reform Laws during his term of office. While Congress has not passed repeal legislation, the Tax Cuts and Jobs Act of 2017 included a provision that repealed the tax-based shared responsibility payment imposed by the Health Reform Laws on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Congress may consider other legislation to repeal or replace elements of the Health Reform Laws. While not all of these reforms, or their repeal or replacement, affect our business directly, they could affect the coverage and plan designs that are or will be provided by many of our health plan clients. As a result, these reforms, or their repeal or replacement, could impact many of our services and business practices. There is considerable uncertainty as to the continuation of these reforms, their repeal, or their replacement.

21st Century Cures Act. The 21st Century Cures Act (“Cures Act”), enacted in December 2016, among other things implemented Average Sales Price pricing for Part B DME infusion drugs in January 2017 and delayed payment for the home infusion services necessary to administer these drugs until January 2021. Given our current understanding of the Cures Act, we do not believe that it will have a significant impact on our business.

Estimate of the Amount Spent on Research and Development

Research and development expenses were $0 for each of the years 2019 and 2018.

Costs and effects of environmental compliance

Our environmental compliance costs are minimal. We engage recycling companies for the disposal of all paper products and standard recyclable materials amounting to approximately $1,100 per month.

Properties

Progressive Care

We have purchased an approximately 11,000 sq. ft facility at 400 Ansin Blvd, Bay A & B, Hallandale, FL. The monthly mortgage payment is approximately $12,000. We currently maintain our administrative offices in the Ansin Blvd. Building and expect to build out the property and relocate most of our Miami-Dade and Broward County operations to this building in the 4th quarter of 2020.

PharmCo 901

We lease operating facilities located at 901 N Miami Beach Blvd, Ste. 1-2, North Miami Beach, FL 33162. We currently rent approximately 5,100 square feet of retail and pharmacy space for a monthly rent of approximately $17,000. The lease expires in December 2020. We also lease space for a satellite pharmacy location in the Century Village residential community at 13460 SW 10th St, Suite 102, Pembroke Pines, FL. We pay monthly rent of $2,500 under a lease agreement that renews on a month-to-month basis.

PharmCo 1002

We also rent pharmacy space at 3208 2nd Avenue North, Bays 2, 3 and 4, Palm Springs, FL 33461 for a monthly rent of approximately $4,100. The lease expires in March 2021.

PharmCo 1103

We lease operating facilities of approximately 5,250 square feet located at 6191 Orange Drive, Suite 6177N, Davie, FL 33314 for a monthly rent of approximately $7,600. This lease expired in August 2020 and is currently on a month-to-month basis. We also lease operating facilities of approximately 685 square feet at 2285 S. Semoran Blvd., Orlando, FL 32822 for a monthly rent of approximately $1,400. This lease expired in April 2020 and is currently month-to-month until the build out of the new Orlando Pharmacy is complete. The new lease was entered into and commenced on August 1, 2020 with a 66-month term and expires on February 1, 2026. The lease agreement calls for monthly payments beginning February 1, 2021 of $4,310, with an escalating payment schedule each year thereafter. The Orlando pharmacy’s new location will be 1160 South Semoran Blvd, Suites D, E, F, Orlando, Florida.

We believe that our existing office facilities are adequate for current and presently foreseeable operations. In general, our properties are well maintained and are being utilized for their intended purposes. Additional space may be required as we expand our business activities. We do not foresee any significant difficulties in obtaining additional facilities if deemed necessary.

Employees

As of November 2, 2020, we have approximately 120 employees, none of which are subject to a collective bargaining agreement. Approximately 100 of these employees are full time.

Legal Proceedings

From time to time we may be subject to claims and litigation arising in the ordinary course of business. One or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which such claim or litigation is resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention, and may materially adversely affect our reputation, even if resolved in our favor.

Recent Developments

Exchange of Series A Preferred Stock

We are in the process of negotiating an exchange agreement with the Yelena Braslavskaya 2020 Gift Trust, the holder of all of our outstanding shares of Series A Preferred Stock to exchange all of the shares of Series A Preferred Stock into shares of our common stock. We expect to enter into an exchange agreement and complete the exchange simultaneously with the closing of this offering.

Reverse Stock Split

On November       , 2020, our Board of Directors (the “Board”) approved a reverse stock split of our common stock within the range of our issued and outstanding common stock and authorized the Pricing Committee of the Board (the “Pricing Committee”), in its sole discretion, to determine the final ratio, effective date, and date of filing of the certificate of change in connection with the reverse stock split. The reverse stock split is subject to the approval of our stockholders at our Annual Meeting of Stockholders to be held on December       , 2020. The closing of this offering will be conditioned upon the completion of the reverse stock split.

Increase in Authorized Shares

On November      , 2020, our Board approved an amendment to our Certificate of Incorporation to                    increase the authorized shares of common stock to shares (the “Authorized Share Increase”). The Authorized Share Increase is subject to the approval of our stockholders at our Annual Meeting of Stockholders to be held on December , 2020.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names of our directors and executive officer employees and their ages, positions and biographical information as of the date of this prospectus. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. Our directors will hold office until our next annual meeting of shareholders, or until their earlier resignation or removal.

Name	Position	Age
Alan Jay Weisberg	Chairman of the Board of Directors and Chief Executive Officer	74
Cecile Munnik	Chief Financial Officer	43
Birute Norkute	Chief Operating Officer	39
Jervis Bennett Hough	Director	44
Oleg Firer	Director	43

Alan Jay Weisberg: Mr. Weisberg has served as the Chairman of the Board of Progressive Care since October 2010 and Chief Executive Officer of Progressive Care since August 2020. Also Mr. Weisberg served as CFO of Progressive Care from January 2016 to October 2020. Mr. Weisberg has more than thirty years of accounting experience and has been the CFO of several publicly traded companies. Mr. Weisberg is also a partner in Weisberg & Company, a Boca Raton, Florida accounting firm and has been in that role since July 1987. Mr. Weisberg has served as an adjunct professor of introductory finance at Florida International University and as an instructor of introductory accounting at the American Institute of Banking. He has also lectured to community groups on tax and estate planning. Mr. Weisberg is a graduate of Penn State University where he earned his Bachelor of Science in Accounting and a graduate of Florida International University where he earned his Master of Business Administration. Mr. Weisberg is also a registered Certified Public Accountant in the state of Florida. Mr. Weisberg was selected to serve as a director on our Board due to his expertise in public company accounting.

Cecile Munnik: Ms. Munnik has served as the Chief Financial Officer of Progressive Care since October 2020. She has over fifteen years of accounting and finance experience. She has served in finance and accounting leadership positions for companies and business units with annual revenues ranging from $100M to $3B, and demonstrated expertise in US GAAP, SEC Reporting (10-K, 10-Q), Sarbanes-Oxley, Public Accounting, Mergers & Acquisitions, Internal Controls/Process Efficiencies, ERPs, and Strategy Planning for private and public entities. Prior to joining Progressive Care, she has held several senior management positions. Ms. Munnik served as Director of Asset Management at Unified Women’s Healthcare, a single-specialty management services organization to support Ob-Gyn practices from November 2018 through April 2020. She joined The Service Companies as Director of Finance in May 2017 through October 2018. Prior to The Service Companies, she worked at Lennox International for eleven years. She joined Lennox in June 2006 as Sr. Internal Auditor and left in May 2017 as Manager of Financial Planning and Analysis. Ms. Munnik has a bachelor’s degree in accounting from the University of Pretoria (South Africa) and is a Certified Public Accountant (CPA) and Chartered Accountant (CA). She serves on the board of Damascus Road Partners, which is a group of social enterprise investors who invest charitable capital to sustainably address human suffering.

Birute Norkute: Mrs. Norkute has served as the Chief Operating Officer of Progressive Care since January 2020. Mrs. Norkute has over fifteen years of experience in the healthcare industry, working in medical equipment, compliance, and operations management. She started her career with PharmCo in 2008 to establish the durable medical equipment department. Through strong performance and fostering organic growth in her department, she earned her path into the pharmacy operations in 2013 where she played a vital part in their growth overseeing the compliance, credentialing, licensing, and integration of PharmCo’s two acquisitions in 2018 and 2019. She was promoted to COO in January 2020. Mrs. Norkute graduated from Kaunas University of Technology in 2003 with a bachelor’s degree in Business Administration. Her expertise lies in the healthcare industry, insurance relations, and compliance.

Jervis Bennet Hough: Mr. Hough has served as a Director of Progressive Care since August 2017. Mr. Hough has worked in the capital markets and financial services industry in various compliance and management capacities. His regulatory background provides valuable perspective when assisting firms in the development and implementation of managerial plans and developing business. Mr. Hough currently serves at the nation’s oldest African-American Investment Banking Firm Blaylock Van, LLC as Chief Operations Officer and Chief Compliance Officer. Prior to Blaylock, Mr. Hough served as Chief Compliance Officer for IFS Securities, Inc from 2014 to 2018. Prior to 2014, Mr. Hough has also served in several executive positions at various companies including: President at Fund America Securities; CEO and COO at J&C Global Securities; and CEO and President at Capital & Credit International Inc. Having begun his career with the Financial Industry Regulatory Authority (FINRA), Mr. Hough has gone on to amass experience is various sectors of the industry including corporate investment and public finance. Mr. Hough holds a B.S. Degree in Economics and an M.S. Degree in Agricultural and Applied Economics from Clemson University. He has earned the Certified Securities Compliance Professional Certification from the National Society of Compliance Professionals. Mr. Hough holds the Series 7, 24, 53, 63, 79, and 99 licenses from FINRA (Financial Industrial Regulatory Authority). Mr. Hough is a Founding Board Member of the Georgia Crowdfunding Association and Past Board Member of the U.S.A. Jamaica Chamber of Commerce.

Oleg Firer: Mr. Firer has served as a Director of Progressive Care since October 2017. Mr. Firer is an experienced leader and a visionary with knowledge in international relations, corporate transactions, financial services, wireless technology, and logistics. Mr. Firer served as the Executive Chairman of Unified Payments since January 2011 and led the company from inception until its acquisition by Net Element (NASDAQ: NETE) in April of 2013, where he serves currently as CEO and Executive Chairman and is responsible for the overall vision, strategy, and execution of the company’s mission of developing and providing value-added technologies for mobile payments and transactional services as well as powering global commerce. Prior to Net Elements and Unified Payments, Mr. Firer held senior executive positions as Managing Partner and Director of Star Capital Management, and President and CEO of Acies Corporation. Mr. Firer serves as the Executive Chairman of Net Element and a board/advisory member of various companies including: World Health Organization (WHO), Eastern Caribbean Blockchain Association, E2Exchange, Star Capital, Progressive Care, PharmCo, SarTeleMed and Gainfy Foundation. Mr. Firer also holds a diplomatic rank of the Ambassador Extraordinary and Plenipotentiary. Mr. Firer further supports the initiatives of the Firer Family Charitable Foundation, the charitable family fund focused on helping families and children in need.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Corporate Governance Principles and Code of Ethics

Our Board is committed to sound corporate governance principles and practices. Our Board’s core principles of corporate governance are set forth in our Corporate Governance Principles. In order to clearly set forth our commitment to conduct our operations in accordance with our high standards of business ethics and applicable laws and regulations, our Board also adopted a Code of Business Conduct and Ethics, which is applicable to all directors, officers and employees. A copy of the Code of Business Conduct and Ethics and the Corporate Governance Principles are available on                  . You also may obtain without charge a printed copy of the Code of Ethics and Corporate Governance Principles by sending a written request to:                     , Progressive Care Inc., 400 Ansin Blvd, Suite A, Hallandale Beach, Florida 33009. Amendments or waivers of the Code of Business Conduct and Ethics will be provided on our website within four business days following the date of the amendment or waiver.

Board of Directors

The business and affairs of our company are managed by or under the direction of the Board. The Board is currently composed of three members Alan Jay Weisberg, Jervis Bennett Hough, and Oleg Firer. The Board has not appointed a lead independent director; instead the presiding director for each executive session is rotated among the Chairmen of the committees of our Board.

Board Committees

Pursuant to our bylaws, our Board may establish one or more committees of the Board however designated, and delegate to any such committee the full power of the Board, to the fullest extent permitted by law.

Our Board has established three separately designated standing committees to assist the Board in discharging its responsibilities: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The charters for our Board committees set forth the scope of the responsibilities of that committee. The Board will assess the effectiveness and contribution of each committee on an annual basis. The charters for our Board committees were adopted by the Board in October 2020. These charters are available at                and you may obtain a printed copy of any of these charters by sending a written request to:                    , Progressive Care Inc., 400 Ansin Blvd, Suite A, Hallandale Beach, Florida 33009.

	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Alan Jay Weisberg(1)
Jervis Bennett Hough	X	M	M	M
Oleg Firer	X	M	M	M

(1) Chairman of Board of Directors.

C - Chairman of Committee.

M - Member.

Audit Committee.

The current members of the Audit Committee are Messrs. Hough and Firer, each of whom qualifies as an “independent” director in accordance with the listing requirements of NASDAQ and the SEC. The Board has determined that Mr. Firer is an “audit committee financial expert,” as defined in Item 407 of Regulation S-K and is the Chairman of the Audit Committee. Prior to the completion of this offering, we will appoint a third independent director to serve on our audit committee in accordance with the rules of NASDAQ. The Audit Committee is responsible for, among other things:

●	appointing, retaining and compensating the independent registered public accounting firm to audit our financial statements;

●	helping to ensure the independence and performance of the independent registered public accounting firm;

●	approving audit and non-audit services and fees;

●	reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

●	preparing the audit committee report that the SEC requires to be included in our annual proxy statement;

●	reviewing reports and communications from the independent registered public accounting firm;

●	reviewing earnings press releases and earnings guidance;

●	reviewing the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related party transactions;

●	establishing and overseeing procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters; and

●	reviewing and monitoring actual and potential conflicts of interest.

For a complete description of the Audit Committee’s responsibilities, you should refer to the Audit Committee Charter.

Compensation Committee.

The current members of the Compensation Committee are Messrs. Hough and Firer, each of whom qualifies as an “independent” director in accordance with the listing requirements of NASDAQ. Our compensation committee will be responsible for, among other things:

●	reviewing and approving our general compensation strategy;

●	reviewing and approving the compensation of our other executive officers;

●	making recommendations to our board of directors regarding the compensation of our directors;

●	reviewing and approving our incentive compensation and equity-based plans and arrangements; and

●	appointing and overseeing any compensation consultants.

For a complete description of the Compensation Committee’s responsibilities, you should refer to the Compensation Committee Charter.

Nominating and Corporate Governance Committee.

The current members of the Nominating and Corporate Governance Committee are Messrs. Hough and Firer, each of whom qualifies as an “independent” director in accordance with the listing requirements of NASDAQ. The Nominating Committee is responsible for identifying individuals qualified to become members of the Board or any committee thereof; recommending nominees for election as directors at each annual stockholder meeting; recommending candidates to fill any vacancies on the Board or any committee thereof; and overseeing the evaluation of the Board. For a complete description of the Nominating and Corporate Governance Committee’s responsibilities, you should refer to the Nominating and Corporate Governance Committee Charter.

The Nominating and Corporate Governance Committee will consider all qualified director candidates identified by various sources, including members of the Board, management and stockholders. Candidates for directors recommended by stockholders will be given the same consideration as those identified from other sources. The Nominating and Corporate Governance Committee is responsible for reviewing each candidate’s biographical information, meeting with each candidate and assessing each candidate’s independence, skills and expertise based on a number of factors.

While there are no specific minimum requirements that the Nominating and Corporate Governance Committee believes must be met by a prospective director nominee, the Nominating and Corporate Governance Committee does believe that director nominees should possess personal and professional integrity, have good business judgment, have relevant experience and skills, and be willing and able to commit the necessary time for Board and Board committee service. The Company does not have a formal diversity policy. However, the Nominating and Corporate Governance Committee evaluates each individual in the context of the Board as a whole, with the objective of recommending individuals that can best perpetuate the success of our business and represent stockholder interests through the exercise of sound business judgment using their diversity of experience in various areas. We believe our current directors possess diverse professional experiences, skills and backgrounds, in addition to (among other characteristics) high standards of personal and professional ethics, proven records of success in their respective fields and valuable knowledge of our business and our industry.

Board Leadership

The Board has no policy regarding the need to separate or combine the offices of Chairman of the Board and Chief Executive Officer and instead the Board remains free to make this determination from time to time in a manner that seems most appropriate for the Company. The positions of Chairman of the Board and Chief Executive Officer are currently held by Alan Jay Weisberg. The Board believes the Chief Executive Officer is in the best position to direct the independent directors’ attention on the issues of greatest importance to the Company and its stockholders. As a result, the Company does not have a lead independent director. Our overall corporate governance policies and practices combined with the strength of our independent directors and our internal controls minimize any potential conflicts that may result from combining the roles of Chairman and Chief Executive Officer.

Board Oversight of Enterprise Risk

The Board is actively involved in the oversight and management of risks that could affect the Company. This oversight and management is conducted primarily through the committees of the Board identified above but the full Board has retained responsibility for general oversight of risks. The Audit Committee is primarily responsible for overseeing the risk management function, specifically with respect to management’s assessment of risk exposures (including risks related to liquidity, credit, operations and regulatory compliance, among others), and the processes in place to monitor and control such exposures. The other committees of the Board consider the risks within their areas of responsibility. The Board satisfies its oversight responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

Director Independence

Our Board determines which directors qualify as “independent” directors in accordance with the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests regarding a director’s independence and requires that the Board make an affirmative determination that a director has no relationship with us that would interfere with such director’s exercise of independent judgment in carrying out the responsibilities of a director. In making the determination of whether a member of the board is independent, our board considers, among other things, transactions and relationships between each director and his immediate family and the Company, including those reported under the caption “Certain Relationships and Related-Party Transactions”. The purpose of this review is to determine whether any such relationships or transactions are material and, therefore, inconsistent with a determination that the directors are independent. On the basis of such review and its understanding of such relationships and transactions, our board affirmatively determined that Jervis Bennett Hough and Oleg Firer have qualified as independent and that they have no material relationship with us that might interfere with his or her exercise of independent judgment. Prior to the completion of this offering, we will appoint an additional independent director.

Legal Proceedings

On July 22, 2016, Jervis Hough entered into a letter of acceptance, waiver and consent (No. 2015046056404) with the Financial Industry Regulatory Authority (“FINRA”) with respect to alleged violations of NASD Rule 3010 and FINRA Rule 2010 relating to insufficient due diligence conducted in a private placement. Mr. Hough was fined $5,000 and given a 15 business day suspension from associating with any FINRA registered firm in a principal capacity.

Except as set forth above, during the past ten years, none of our current directors or executive officers has been:

●	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

●	found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, that has not been reversed, suspended, or vacated;

●	subject of, or a party to, any order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of a federal or state securities or commodities law or regulation, law or regulation respecting financial institutions or insurance companies, law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

None of our directors, officers or affiliates, or any beneficial owner of 5% or more of our common stock, or any associate of such persons, is an adverse party in any material proceeding to, or has a material interest adverse to, us or any of our subsidiaries.

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning compensation earned by or paid to Shital Parikh Mars, our former Chief Executive Officer, for services provided for the fiscal years ended December 31, 2019 and 2018. Other than Ms. Mars, no person serving as an executive officer for any part of the fiscal year ended December 31, 2019 received compensation of $100,000 or more in that fiscal year.

Summary Compensation Table
					Non-Equity
				Stock	Incentive Plan	All Other
		Salary	Bonus	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)
Shital Parikh Mars(1)	2019	122,300	-	-	-	-	122,300
Chief Executive Officer	2018	120,000	-	150,000	-	-	270,000

(1)	Mrs. Mars resigned on August 13, 2020.

Ms. Mars did not hold any unexercised options, unvested stock or other contingent equity awards as of December 31, 2019.

Compensation Components

Salary. We compensate our executive officers for their service by payment of salary, which is set in each of the named executive officer’s employment agreement discussed below.

Discretionary Bonuses. Our board of directors has the authority and discretion to award performance-based compensation to our executives if it determined that a particular executive has exceeded his or her objectives and goals or made a unique contribution to us during the year, or other circumstances warrant. There were no discretionary bonuses paid to our Named Executive Officers during fiscal 2019 and 2018.

Stock Awards. Stock awards are determined by the board of directors based on numerous factors, some of which include responsibilities incumbent with the role of each executive and tenure with us.

On January 5, 2018, we issued shares of our common stock as stock-based compensation, including a grant of 10,000,000 shares to Ms. Mars in consideration of services to be provided. The stock grants were subject to a one year vesting period, and fully vested on January 5, 2019.

Employment Agreements

Employment Agreement by and between Shital Parikh Mars and the Company, dated as of August 27, 2012.

We entered into an executive employment agreement with Ms. Mars on August 27, 2012. The term of the employment agreement was initially three years and was renewed by oral agreement for one year renewal terms each year thereafter. Ms. Mars terminated her employment on August 13, 2020. For the year ended December 31, 2019, we agreed to pay Ms. Mars a base annual salary of $122,300. Prior to the termination of her employment, the Board reviewed the base salary for annual increases, and bonuses were determined by the Board based upon corporate profitability and cash flow. Ms. Mars’ employment agreement contained covenants restricting her ability to compete with us in the United States, and to solicit our customers or employees, for a period of two years following her termination of employment, as well as covenants with respect to the protection of our confidential information. On September 22, 2020, we entered into a severance agreement with Ms. Mars, pursuant to which we agreed to pay Ms. Mars a severance amount of $100,000, plus up to $10,000 for outplacement employment services and under which Ms. Mars released us from all claims, known or unknown, arising from her employment.

Employment Agreement by and between Alan Jay Weisberg and the Company, dated as of October 15, 2020.

We entered into an executive employment agreement with Mr. Weisberg on October 15, 2020. The initial term of the employment agreement shall be for one year and shall automatically renew for successive one year periods unless either the Company or Mr. Weisberg provide the other party with written notice of non-renewal at least sixty days before the end of each term. We agreed to pay Mr. Weisberg a base annual salary of $100,000. The employment agreement contains covenants restricting Mr. Weisberg’s ability to compete with us, and to solicit our customers or employees, for a period of 12 months following termination of his employment, as well as covenants with respect to the protection of our confidential information. The employment agreement also requires us to indemnify Mr. Weisberg against certain claims made against him arising from services he provides us in good faith.

Employment Agreement by and between Cecile Munnik and the Company, dated as of October 15, 2020.

We entered into an executive employment agreement with Ms. Munnik October 15, 2020. The initial term of the employment agreement shall be for one year and shall automatically renew for successive one year periods unless either the Company or Ms. Munnik provide the other party with written notice of non-renewal at least sixty days before the end of each term. We agreed to pay Ms. Munnik a base annual salary of $150,000. The employment agreement contains covenants restricting Ms. Munnik’s ability to compete with us, and to solicit our customers or employees, for a period of 12 months following termination of his employment, as well as covenants with respect to the protection of our confidential information. The employment agreement also requires us to indemnify Ms. Munnik against certain claims made against her arising from services she provides us in good faith.

Employment Agreement by and between Birute Norkute and the Company, dated as of January 3, 2020.

We entered into an executive employment agreement with Mrs. Norkute on January 3, 2020. The term of the employment agreement is three years. We agreed to pay Mrs. Norkute a base annual salary of $105,000. The Board will review the base salary for annual increases after the conclusion of the initial one year term, and bonuses will be determined by the Board based upon corporate profitability and cash flow. Mrs. Norkute’s employment agreement contains covenants restricting her ability to compete with us in the United States, and to solicit our customers or employees, for a period of two years following her termination of employment, as well as covenants with respect to the protection of our confidential information.

Compensation of Directors

For the year ended December 31, 2019, we did not compensate our directors for their services to the Board. For the year ended December 31, 2020, we do not anticipate compensating our directors for their service to the Board.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation” beginning on page 73, the following describes transactions since January 1, 2017, to which we have been a participant, in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year end and in which any of our directors, executive officer or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

We have a consulting agreement with Spark Financial Consulting (“Spark”), which is a consulting company owned by Armen Karapetyan, who, as of the date of this prospectus, owns approximately 8.7% of our issued and outstanding common stock. Spark provides business development services including but not limited to recruiting, targeting and evaluation of potential mergers and acquisitions, finding third party contractors and assisting with related negotiations in exchange for a monthly fee of $16,000.  Additionally, Spark may be entitled to additional fees for additional consulting services. During the six months ended June 30, 2020, and the years ended December 31, 2019, 2018 and 2017, we paid Spark $120,400, $238,158, $238,275, and $220,580, respectively. We had accrued balances payable to Spark on our Consolidated Balance Sheets for the six months ended June 30, 2020, and the for the years ended December 31, 2019, 2018 and 2017 of $0, $400, $0, and $0, respectively.

Policies and Procedures for Transactions with Related Persons

Our CEO and CFO are responsible for reviewing and assessing the relevance of proposed relationships and transactions with related parties and ratify agreements for execution on our behalf.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 15, 2020, certain information with respect to the beneficial ownership of our common stock by each shareholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated.

This table is prepared based on information supplied to us by the listed security holders.

Under the rules of the Securities and Exchange Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

Shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table below. Unless provided otherwise, the addresses for each of the individuals below is 400 Ansin Blvd, Suite A Hallandale Beach, Florida 33009.

Name and Address of Beneficial Owner	Common Stock Owned Beneficially	Percent of Class	Series A Preferred Stock Owned Beneficially	Percent of Class
Directors and Named Executive Officers:
Alan Jay Weisberg, Chairman of the Board of Directors and Chief Executive Officer(1)	6,127,091	1.29%	-	-
Birute Norkute, Chief Operating Officer(2)	1,550,000	* %	-	-
Jervis Bennett Hough, Director(3)	1,000,000	* %	-	-
Oleg Firer, Director(4)	1,000,000	* %
All directors and officers as a group (3 persons)	9,677,091	2.04%	-	-
Greater than 5% Stockholders:
Armen Karapetyan(5) 3742 NE 208th Street, Aventura, FL, 333180	41,389,116	8.72%	-	-
Yelena Braslavskaya 2020 Gift Trust(6)(7)	-	-	51	100%
Total	51,066,207	10.76%	51	100%

*	Less than 1%
(1)	Includes 6,127,091 common stock owned directly by Mr. Weisberg.
(2)	Includes 1,550,000 common stock owned directly by Mrs. Norkute.
(3)	Includes 1,000,000 common stock owned directly by Mr. Hough.
(4)	Includes 1,000,000 common stock owned directly by Mr. Firer.
(5)	Includes (i) 35,524,600 common stock owned directly by Mr. Karapetyan and (ii) 5,864,516 common stock owned by Spark Consulting, which is owned by Mr. Karapetyan.
(6)	The beneficiary of the Yelena Braslavskaya 2020 Gift Trust (the “Trust) is Yelena Braslavskaya. Ms. Braslaskava does not maintain any dispositive power over the shares in the Trust. Dmitry Kristal serves as the trustee of the Trust and has no pecuniary interest in the Trust.
(7)	Does not reflect voting power conferred by ownership of Series A Preferred Stock.

There are no arrangements, known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of the Company.

As of December 31, 2019, we have no formal equity compensation plan in effect.

DESCRIPTION OF CAPITAL STOCK

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation, bylaws and the Delaware General Corporation Law (“DGCL”) relating to our capital stock. This summary is not complete. This discussion is subject to the relevant provisions of Delaware law and is qualified by reference to our certificate of incorporation and our bylaws. You should read the provisions of our certificate of incorporation and our bylaws as currently in effect for provisions that may be important to you.

General

We are authorized to issue an aggregate number of 1,010,000,000 shares of capital stock of which 10,000,000 shares are blank check Series A Super-Voting preferred stock, $0.001 par value per share and 1,000,000,000 shares are common stock, $0.0001 par value per share.

On September 23, 2019, our board of directors and stockholders approved an amendment to our certificate of incorporation wherein the total number of shares of all classes of capital stock which we shall have the authority to issue is 1,010,000,000 shares, of which 1,000,000,000 shares are designated as common stock, par value $0.0001 per share, and 10,000,000 shares are designated as Series A preferred stock, par value $0.001 per share.

Common Stock

We are authorized to issue 1,000,000,000 shares of common stock, $0.0001 par value per share. As of June 30, 2020, we had 474,522,031 shares of common stock issued and outstanding.

Dividend Rights

We have not paid any cash dividends to our shareholders. The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

The holders of the common stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, our net assets shall be distributed pro rata to the holders of the common stock in accordance with their respective rights and interest.

Voting Rights

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of common stock do not have cumulative voting rights. The holders of common stock are entitled to dividends if declared by the Board of Directors. There are no redemption or sinking fund provisions applicable to the common stock, and holders of common stock are not entitled to any preemptive rights with respect to additional issuances of common stock by the Company.

Preferred Stock

We are authorized to issue 10,000,000 shares of Series A Super-Voting preferred stock, $0.001 par value per share.

As of the date of this prospectus, we have 51 shares of Series A Super-Voting preferred stock issued and outstanding, all of which are owned by the Yelena Braslavskaya 2020 Gift Trust.

Dividend Rights

The Series A Super-Voting preferred stock is a non-dividend producing instrument that ranks superior to our common stock.

Voting Rights

Each one (1) share of the Series A Super-Voting preferred stock shall have voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding common stock and preferred stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator. With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of Series A preferred stock shall vote together with the holders of common stock without regard to class, except as to those matters on which separate class voting is required by applicable law or the Certificate of Incorporation or By-laws.

Liquidation Rights

The Series A Super-Voting preferred stock ranks senior to our common stock as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. Upon the occurrence of a Liquidation Event (as defined in our certificate of incorporation, as amended), the holders of Series A Super-Voting Preferred Stock are entitled to receive net assets on a pro rata basis.

Registration Rights

None of the holders of securities hold any rights to require us to register any unregistered shares of our common stock.

Transfer Agent

The transfer agent and registrar for our Common Stock is ClearTrust, LLC, 16540 Pointe Village Drive, Suite 210, Lutz, FL 33558.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

The following is a summary of certain provisions of Delaware law, our Certificate of Incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our Certificate of Incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the date that the stockholder became an interested stockholder, subject to certain exceptions.

Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to limited exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Charter Documents. Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders. Certain of these provisions are summarized in the following paragraphs.

Effects of authorized but unissued common stock. One of the effects of the existence of authorized but unissued common stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Cumulative Voting. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors.

SHARES ELIGIBLE FOR FUTURE SALE

General

Future sales of substantial amounts of our common stock (including shares issued on the exercise of options) in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have       shares of common stock issued and outstanding (or        shares if the underwriters exercise in full their option to purchase additional shares).

The shares of our common stock sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except for any shares held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” or “control securities” under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities and control securities may be sold in the public market only if (i) they have been registered or (ii) they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Rule 144

Under Rule 144, a person (or persons whose shares are aggregated) who is, or was at any time during the three months preceding a sale, deemed to be our “affiliate” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately        shares of common stock immediately after this offering (assuming the underwriters do not elect to exercise their option to purchase additional shares), or the average weekly trading volume of our common stock on the during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale and notice requirements and the availability of current public information about us. Upon completion of this offering and subject to the lock-up agreements described above, we expect that approximately % of our outstanding common stock (or               % of our outstanding common stock if the underwriters exercise in full their option to purchase additional shares), will be subject to limitations on sales by affiliates under Rule 144 (assuming such affiliates do not purchase any shares in this offering).

Rule 144 also provides that a person who is not deemed to be, or have been, at any time during the three months preceding a sale, our affiliate, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to be, or have been, at any time during the three months preceding a sale, our affiliate, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Lock-Up Periods

Shares held by our directors, officers and certain of our shareholders are subject to lock-up periods. (See “Underwriting”)

UNDERWRITING

                      is acting as the representative of the underwriters of this offering (the “Representative”). We have entered into an underwriting agreement dated           , 2020 with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Total

The underwriters are committed to purchase all shares offered by us other than those covered by the over-allotment option described below, if any are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering the shares subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the shares offered by us to the public at the public offering price set forth on the cover of the prospectus. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

Over-Allotment Option

We have granted an over-allotment option to the Representative. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the Representative to purchase a maximum of            additional shares of common stock (an amount equal to          % of the shares of common stock sold in this offering) from us to cover over-allotments if any, at a price per share of common stock equal to the public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. If the Representative exercises this option in whole or in part, it will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $        and the total net proceeds, before expenses, to us will be $       .

Discounts and Commissions

The Representative has advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $       per share, of which up to $             per share may be re-allowed to other dealers.

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:

	Per Share	Total Without Over-allotment Option	Total With Over-allotment Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	We have agreed to allow the Representative an underwriting discount of % of the gross proceeds of this offering.
(2)	We have agreed to pay a non-accountable expense allowance to the Representative equal to % of the gross proceeds received in this offering (excluding proceeds received from exercise of the underwriter’s overallotment option) which is not included in Underwriting discounts and commissions.

We have paid an expense deposit of $             to the Representative, which will be applied against the out-of-pocket accountable expenses that will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). We have also paid the Representative a non-refundable advisory fee of $       .

In addition, we have also agreed to reimburse the Representative for all expenses relating to this offering; provided that, if either we or the underwriters elect to terminate our or its further participation in the offering, upon such termination, we will not be obligated to pay any such expenses in excess of $         . Such expenses may include, among other things: (a) all filing fees and expenses associated with the review of this offering by FINRA; (b) all fees, expenses and disbursements relating to background checks for our officers, directors and entities in an amount not to exceed $         in the aggregate; (c) all fees, expenses and disbursements relating to the registration of the shares of common stock under “blue sky” laws; (d) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and Lucite tombstones, in an amount not to exceed $            (e) the fees and expenses of the underwriter’s legal counsel, not to exceed $          ; (f) the $        cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (g) $         for data services and communications expenses; and (h) up to $           of the underwriter’s actual accountable “road show expenses” for the offering.

We estimate the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $        .

Representatives’ Warrants

Upon closing of this offering, we have agreed to issue to the Representative, as compensation, warrants to purchase a number of shares of common stock equal to          % of the aggregate number of shares of common stock sold in this offering, but excluding any shares sold upon exercise of the over-allotment option (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at a per share exercise price equal to           % of the public offering price per share in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, commencing on the date that is six months from the effective date of the registration statement of which this prospectus is a part and expiring on the date that is four and one-half years following the date such warrants become exercisable.

The Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of this registration statement. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of this registration statement in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration right provided will not be greater than seven years from the effective date of this registration statement in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger, or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors and any 5% or greater holder of outstanding shares of the common stock as of the effective date of the registration statement, have agreed, subject to limited exceptions, without the prior written consent of the Representative, not to directly or indirectly, offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, our common stock or any securities convertible into or exercisable or exchangeable for our common stock (the “Lock-Up Securities”), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, make any demand for or exercise any right with respect to the registration of any Lock-Up Securities, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities, subject to customary exceptions, for a period of 180 days from the date of this prospectus.

In addition, we have agreed that for a period of 12 months after this offering, we will not, directly or indirectly, in any “at-the-market,” continuous equity or variable rate transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock without the Representative’s prior written consent.

Right of First Refusal

Subject to certain limited exceptions, until 24 months after the closing date of this offering, the Representative will have, subject to certain exceptions, an irrevocable right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such 24 month period for us, or any successor to or any subsidiary of us, on terms customary for the Representative. The Representative will have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares that they purchase in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be affected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Offer Restrictions Outside of the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Relationships

The underwriters and their affiliates may in the future provide various advisory, investment and commercial banking and other services for us in the ordinary course of business, for which they may receive customary fees and commissions. However, we have not yet had, and have no present arrangements with any of the underwriters for any further services.

Pricing of the Offering

The public offering price will be determined by negotiations among us and the Representative. In addition to prevailing market conditions on the OTC Markets, among the factors to be considered in determining the public offering price of our common stock will be:

●	our historical performance;

●	estimates of our business potential and our earnings prospects;

●	an assessment of our management; and

●	the consideration of the above factors in relation to market valuation of companies in related businesses.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the closing of this offering.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Lucosky Brookman LLP, Woodbridge, New Jersey.

CHANGE IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 22, 2020, (the “Dismissal Date”) the Company dismissed Berkowitz Pollack Brant Advisors + CPAs (“Berkowitz”) from its role as the independent registered public accounting firm for the Company. On June 22, 2020, the Company engaged Daszkal Bolton LLP (“Daszkal”) as its new independent registered public accounting firm. The change of the Company’s independent registered public accounting firm from Berkowitz to Daszkal was approved unanimously by the Audit Committee of our Board of Directors.

Berkowitz audited the Company’s financial statements as of and for the years ended December 31, 2018 and December 31, 2019. Berkowitz’s reports on the Company’s financial statements as of and for the years ended December 31, 2018 and December 31, 2019 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with Berkowitz’s audits of the Company’s financial statements as of and for the years ended December 31, 2018 and December 31, 2019 and the subsequent interim period through March 31, 2020, there were (i) no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Berkowitz on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Berkowitz, would have caused Berkowitz to make a reference to the subject matter thereof in connection with its reports on the Company’s financial statements for such years and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

The Company provided Berkowitz with a copy of this Prospectus and requested that Berkowitz furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Berkowitz agrees with the above statements. A copy of such letter, dated October 22, 2020, is attached as Exhibit 16.1 to the Registration Statement of which this Prospectus forms a part.

During the years ended December 31, 2018 and December 31, 2019, and through the subsequent interim period as of March 31, 2020, neither the Company, nor any party on its behalf, consulted with Daszkal regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s financial statements, and no written reports or oral advice was provided to the Company by Daszkal that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a reportable event (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

EXPERTS

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Our consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2019 and 2018 have been audited by Berkowitz Pollack Brant, an independent registered public accounting firm, as set forth in its report appearing herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The validity of the issuance of the common stock hereby will be passed upon for us by Lucosky Brookman LLP.

WHERE YOU CAN FIND MORE INFORMATION

Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act, applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements, periodic information, and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We maintain a website at www.progressivecareus.com. We will make available, free of charge, on our website, our annual reports, quarterly reports, current reports, and amendments to any of those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits.

PROGRESSIVE CARE INC.

Progressive Care Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30, 2020 (Unaudited)	December 31, 2019(1)
Assets
Current Assets
Cash and cash equivalents	$2,072,008	$816,637
Accounts receivable – trade, net	2,665,861	2,167,159
Accounts receivable - other	14,347	648,778
Inventory, net	704,417	722,144
Prepaid expenses	74,124	82,268
Total Current Assets	5,530,757	4,436,986
Property and equipment, net	2,417,425	2,151,512
Other Assets
Goodwill	1,387,860	1,387,860
Right of use assets, net	87,256	-
Deposits	21,816	21,816
Intangible assets, net	418,242	589,342
Total Other Assets	1,915,174	1,999,018
Total Assets	$9,863,356	$8,587,516
Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities
Accounts payable and accrued liabilities	$5,342,115	$3,715,682
Notes payable, net of unamortized debt discount and debt issuance costs	1,535,559	464,553
Lease liabilities - current portion	205,746	42,327
Unearned revenue	135,211	162,254
Derivative liability	1,976,000	2,857,000
Total Current Liabilities	9,194,631	7,241,816
Long-term Liabilities
Notes payable, net of current portion	2,627,665	3,437,261
Deferred rent liability	-	36,285
Lease liabilities, net of current portion	97,571	128,256
Total Liabilities	11,919,867	10,843,618
Commitments and Contingencies
Stockholders’ Equity (Deficit)
Preferred Stock, Series A par value $0.001; 10,000,000 shares authorized, 51 issued and outstanding as of June 30, 2020 and December 31, 2019	-	-
Common stock, par value $0.0001; 1,000,000,000 shares authorized, 474,522,031 and 436,280,944 issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	47,452	43,628
Additional paid-in capital	6,371,767	4,997,391
Accumulated Deficit	(8,475,730)	(7,297,121)
Total Stockholders’ Equity (Deficit)	(2,056,511)	(2,256,102)
Total Liabilities and Stockholders’ Equity (Deficit)	$9,863,356	$8,587,516

(1)	The information in this column was derived from the Company’s audited consolidated financial statements as of and for the year ended December 31, 2019.

See Accompanying Notes to Condensed Consolidated Financial Statements

Progressive Care Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Revenues, net of DIR fees and sales returns (Note 3)	$9,225,283	$6,997,186	$18,299,945	$12,172,129
Cost of revenue	7,403,381	5,409,401	14,853,629	9,561,247
Gross profit	1,821,902	1,587,785	3,446,316	2,610,882
Selling, general and administrative expenses
Bad debt expense	22,426	18,370	59,485	28,340
Other selling, general and administrative expense	2,330,984	1,891,292	4,713,015	3,375,789
	2,353,410	1,909,662	4,772,500	3,404,130
(Loss) from operations	(531,508)	(321,877)	(1,326,184)	(793,248)
Other Income (Expense)
Change in fair value of derivative liability	317,000	40,000	881,000	27,000
Automobile casualty loss	-	-	-	(1,545)
Interest income	61	188	115	254
Interest expense	(353,906)	(320,167)	(726,760)	(481,495)
Total other income (expense) - net	(36,845)	(279,979)	154,355	(455,786)
(Loss) before provision for income tax	(568,353)	(601,856)	(1,171,829)	(1,249,034)
Provision for income tax	(6,191)	(2,689)	(6,780)	(2,689)
Net loss	$(574,544)	$(604,545)	$(1,178,609)	$(1,251,722)
Basic and diluted net loss per common share	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding during the period - basic and diluted	455,476,562	425,630,944	451,823,344	425,630,944

See Accompanying Notes to Condensed Consolidated Financial Statements.

Progressive Care Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

Three and Six Months Ended June 30, 2020 (Unaudited)

	Preferred Series A		Common Stock		Additional		Total Stockholders’
	$0.001 Par Value		$0.0001 Par Value		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance, December 31, 2019	51	$-	436,280,944	$43,628	$4,997,391	$(7,297,121)	$(2,256,102)
Issuance of common stock for settlement of debt principal and interest			13,228,310	1,323	578,677		580,000
Net loss for the three months ended March 31, 2020						(604,065)	(604,065)
Balance March 31, 2020	51	$-	449,509,254	$44,951	$5,576,068	$(7,901,186)	$(2,280,167)
Issuance of common stock for settlement of debt principal and interest			24,012,777	2,401	747,599		750,000
Issuance of common stock for services rendered			1,000,000	100	48,100		48,200
Net loss for the three months ended June 30, 2020						(574,544)	(574,544)
Balance June 30, 2020	51	$-	474,522,031	$47,452	$6,371,767	$(8,475,730)	$(2,056,511)

See Accompanying Notes to Condensed Consolidated Financial Statements.

Progressive Care Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)

Three and Six Months Ended June 30, 2019 (Unaudited)

	Preferred Series A		Common Stock		Additional		Total Stockholders’
	$0.001 Par Value		$0.0001 Par Value		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance, December 31, 2018	51	$-	425,630,944	$42,563	$4,958,620	$(4,791,093)	$(210,090)
Net loss for the three months ended March 31, 2019						(647,177)	(647,177)
Balance March 31, 2019	51	$-	425,630,944	$42,563	$4,958,620	$(5,438,270)	$(437,087)
Net loss for the three months ended June 30, 2019						(604,545)	(604,545)
Balance June 30, 2019	51	$-	425,630,944	$42,563	$4,958,620	$(6,042,815)	$(1,041,632)

See Accompanying Notes to Condensed Consolidated Financial Statement

Progressive Care Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2020 and 2019 (Unaudited)

	2020	2019
Cash Flows from Operating Activities:
Net loss	$(1,178,609)	$(1,251,722)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	115,949	121,724
Change in provision for doubtful accounts	52,660	20,160
Share-based compensation	48,200	-
Amortization of debt issuance costs and debt discounts	495,625	288,047
Amortization of intangible assets	171,100	-
Amortization of right of use assets	84,164	-
Change in fair value of derivative liability	(881,000)	(27,000)
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash	-	(849,223)
Accounts receivable	83,069	75,985
Inventory	17,727	106,719
Prepaid expenses	8,145	(108,912)
Other assets	-	1,480
Increase (decrease) in:
Accounts payable and accrued liabilities	1,774,605	1,427,008
Unearned revenue	(27,043)	97,751
Deferred rent payable	-	(13,406)
Net Cash Provided by (Used in) Operating Activities	764,592	(111,389)
Cash Flows from Investing Activities:
Cash acquired in business acquisition	-	256,268
Purchase of property and equipment	(381,861)	(36,569)
Net Cash (Used in) Provided by Investing Activities	(381,861)	219,699

Cash Flows from Financing Activities:
Proceeds from issuance of notes payable	1,013,900	2,100,000
Payment of debt discounts and issue costs	-	(400,000)
Payments of notes payable	(60,651)	(43,942)
Payments on lease liabilities	(80,609)	(48,204)
Net Cash Provided by Financing Activities	872,640	1,607,854

Net increase in cash and cash equivalents	1,255,371	1,716,164
Cash and cash equivalents at beginning of period	816,637	86,831
Cash and cash equivalents at end of period	$2,072,008	$1,802,995
Supplemental disclosures of cash flow information:
Cash paid for interest	$171,825	$40,881
Cash paid for income taxes	$6,780	$2,689
Supplemental Schedule of non-cash investing and financing activities:
Deposit for business acquisition acquired through issuance of note payable	$-	$2,300,000
Recognition of debt discount and derivative liability associated with conversion features in note agreements	$-	$2,536,000
Payment of insurance premiums through issuance of note payable	$-	$36,578
Goodwill acquired through consideration payable on business acquisition	$-	$1,578,125
Adoption of ASC Topic 842 for operating lease obligations:
Right of use assets	$171,420	$-
Lease liabilities	$239,400	$-
Debt principal and interest repaid through conversion into common stock shares	$1,330,000	$-
Issuance of common stock for services rendered	$48,200	$-

See Accompanying Notes to Condensed Consolidated Financial Statements.

Note 1 Organization & Nature of Operations

Progressive Care Inc. (“Progressive”) was incorporated under the laws of the state of Delaware on October 31, 2006.

Progressive, through its wholly-owned subsidiaries, PharmCo, LLC (“PharmCo 901”), Family Physicians RX, Inc., doing business as PharmCoRx 1103 (“FPRX” or “PharmCo 1103”), Touchpoint RX, LLC, doing business as PharmCo Rx 1002, LLC (“PharmCo 1002”), RXMD Therapeutics, Inc. (“RXMD Therapeutics”), and ClearMetrX Solutions, Inc., (“ClearMetrX”), (collectively, “PharmCo”, and/or “the Company”) is a Florida technology and health services organization that provides prescription pharmaceuticals, compounded medications, tele-pharmacy services, anti-retroviral medications, medication therapy management, the supply of prescription medications to long term care facilities, 340B services to charitable organizations, and health practice risk management. The Company is focused on developing the PharmCo brand and adding business elements that cater to specific under-served markets and demographics. This effort includes community and network-based marketing strategies, the introduction of new locations, acquisitions, and strategic collaboration(s) with community, government, and charitable organizations.

PharmCo 901 is a pharmacy located in North Miami Beach, Florida that was formed on November 29, 2005 as a Florida Limited Liability Company and is a 100% owned subsidiary of Progressive. PharmCo 901 was acquired by Progressive on October 21, 2010.

FPRX is a pharmacy with locations in Davie and Orlando, Florida that provides PharmCo’s pharmacy services to Broward County, the Orlando/Tampa corridor, and the Treasure Coast of Florida. Progressive acquired all of the ownership interests in FPRX in a purchase agreement entered into on June 1, 2019.

PharmCo 1002 is a pharmacy located in Palm Springs, Florida that provides PharmCo’s pharmacy services to Palm Beach, St. Lucie and Martin Counties, Florida. Progressive acquired all of the ownership interests in PharmCo 1002 in a purchase agreement entered into on July 1, 2018.

ClearMetrX was formed on June 10, 2020 and provides data analytics and reporting services to support and improve care management for health care organizations across the country.

RXMD Therapeutics was formed on October 1, 2019. RXMD Therapeutics had no operating activity in 2020 and 2019.

Note 2 Basis of Presentation

The Company’s fiscal year end is December 31. The Company uses the accrual method of accounting. The accompanying unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. The December 31, 2019 balance sheet has been derived from audited consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements for the three and six months ended June 30, 2020 and 2019 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

The unaudited financial information included in this report includes all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to reflect a fair statement of the results for the interim periods. The results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of the results of the full fiscal year.

The condensed consolidated financial statements included in this report should be read in conjunction with the financial statements and notes thereto included in the Company’s financial statements for the fiscal year ended December 31, 2019.

Note 3 Summary of Significant Accounting Policies

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Progressive and its wholly owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Such estimates and assumptions impact both assets and liabilities, including but not limited to: net realizable value of accounts receivable and inventories, estimated useful lives and potential impairment of property and equipment, estimated fair value of derivative liabilities using the Monte Carlo simulation model, fair value of assets acquired and liabilities assumed in business combinations, and estimates of current and deferred tax assets and liabilities.

Making estimates requires management to exercise significant judgment. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including sales, expenses, and reserves and allowances, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, and national customers and markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk associated with its cash and cash equivalent balances.

Cash Equivalents: The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. As of June 30, 2020, and December 31, 2019, the Company’s cash equivalents consist of a money market account.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are stated at the invoiced amount. Trade accounts receivable primarily include amounts from third-party pharmacy benefit managers and insurance providers and are based on contracted prices. Trade accounts receivable are unsecured and require no collateral. The Company recorded an allowance for doubtful accounts for estimated differences between the expected and actual payment of accounts receivable. These reductions were made based upon reasonable and reliable estimates that were determined by reference to historical experience, contractual terms, and current conditions. Each quarter, the Company reevaluates its estimates to assess the adequacy of its allowance and adjusts the amounts as necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Risks and Uncertainties

The Company’s operations are subject to intense competition, risk and uncertainties including financial, operational, regulatory, and other risks including the potential risk of business failure.

Billing Concentrations

The Company’s primary receivables are from prescription medications billed to various insurance providers. Ultimately, the insured is responsible for payment should the insurance company not reimburse the Company. The Company generated reimbursements from three significant insurance providers for the six months ended June 30, 2020 and 2019:

Payors	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
A	26%	20%
B	16%	16%
C	13%	9%

The Company generated reimbursements from three significant pharmacy benefit managers (PBMs) for the six months ended June 30, 2020 and 2019:

PBMs	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
A	61%	38%
B	28%	25%
C	6%	16%

Inventory

Inventory is valued on a lower of cost or net realizable value using the first-in, first-out (FIFO) basis. Inventory primarily consists of prescription medications, pharmacy supplies, and retail items. The Company provides a valuation allowance for obsolescence and slow-moving items. As of June 30, 2020 and December 31, 2019, the Company recorded an allowance for obsolescence of $53,000 and $40,000, respectively.

Property and Equipment

Property and equipment are recorded at cost or fair value if acquired as part of a business combination. Property and equipment are depreciated or amortized using the straight-line method over their estimated useful lives. Upon the retirement or disposition of property and equipment, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded, when appropriate. Expenditures for maintenance and repairs are charged to expense as incurred. Estimated useful lives of property and equipment as follows:

Description	Estimated Useful Life
Building	40 years
Leasehold improvements and fixtures	Lesser of estimated useful life or life of lease
Furniture and equipment	5 years
Computer equipment and software	3 years
Vehicles	3-5 years

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no impairment charges for the three and six months ended June 30, 2020 and 2019.

Business acquisitions

The Company records business acquisitions using the acquisition method of accounting. All of the assets acquired, liabilities assumed, and contractual contingencies are recognized at their fair value on the acquisition date. The application of the acquisition method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration between assets that are depreciated and amortized and goodwill. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred.

Goodwill

Goodwill represents the excess of purchase price of FPRX and PharmCo 1002 over the value assigned to their net tangible and identifiable intangible assets. FPRX and PharmCo 1002 are considered to be the reporting units for goodwill. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach, and/or cost approach are used to measure fair value. Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired. There were no facts or circumstances occurring during the six months ended June 30, 2020 and 2019 suggesting possible impairment and, therefore, the Company did not record an impairment charge during those periods.

Intangible Assets

Amortizing identifiable intangible assets generally represent the cost of client relationships and tradenames acquired, as well as non-compete agreements to which the Company is a party. In valuing these assets, the Company makes assumptions regarding useful lives and projected growth rates, and significant judgment is required. The Company periodically reviews its identifiable intangible assets for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of those assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment losses, if any.

Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 820 establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities (both common stock and preferred stock) that are traded in an active exchange market, as well as U.S. Treasury securities.

Level 2	Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government, agency mortgage-backed debt securities, non-agency structured securities, corporate debt securities and preferred stocks.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity investments.

The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2020.

Description	Level 1	Level 2	Level 3	Total at June 30, 2020	Total Gains (Losses)
Derivative Liabilities	$-	$-	$1,976,000	$1,976,000	$881,000

Total gains for the six months ended June 30, 2020 are included in net loss for the period.

The following table is a reconciliation of the opening and closing balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended June 30, 2020.

	Derivative Liabilities	Total
Opening balance December 31, 2019	$2,857,000	$2,857,000
Transfers into (out of) Level 3	-	-
Total (gains) or losses for the period
Included in net loss for the period	(881,000)	(881,000)
Closing balance June 30, 2020	$1,976,000	$1,976,000

Fair Value of Financial Instruments

The Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, capital lease obligations, and notes payable. The carrying amounts of the Company’s financial instruments other than notes payable and capital lease obligations generally approximate their fair values on June 30, 2020 and December 31, 2019 due to the short-term nature of these instruments. The carrying amount of notes payable approximated fair value due to variable interest rates at customary terms and rates the Company could obtain in current financing. The carrying value of the capital lease obligations approximate fair value due to the implicit rate in the lease in relation to the Company’s borrowing rate and the duration of the leases.

Derivative Liabilities

U.S. GAAP requires bifurcation of embedded derivative instruments such as conversion features in convertible debt or equity instruments, and their measurement at fair value. In assessing the convertible debt instruments, management determines if the conversion feature requires bifurcation from the host instrument and recording of the bifurcated derivative instrument at fair value.

Once derivative liabilities are determined, they are adjusted to reflect fair value at the end of each reporting period. Any increase or decrease in the fair value is recorded in results of operations as an adjustment to fair value of derivatives. The fair value of these derivative instruments is determined using the Monte Carlo Simulation Model.

Revenue Recognition

The Company recognizes pharmacy revenue from dispensing prescription drugs at the time the drugs are physically delivered to a customer or when a customer picks up their prescription or purchases merchandise at the store, which is the point in time when control transfers to the customer. Each prescription claim is considered an arrangement with the customer and is a separate performance obligation. Payments are received directly from the customer at the point of sale, or the customers’ insurance provider is billed electronically. For third party medical insurance and other claims, authorization to ensure payment is obtained from the customer’s insurance provider before the medication is dispensed to the customer. Authorization is obtained for these sales electronically and a corresponding authorization number is issued by the customers’ insurance provider.

The Company records unearned revenue for prescriptions that are filled but not yet delivered at period-end. Billings for most prescription orders are with third-party payers, including Medicare, Medicaid, and insurance carriers. Customer returns are nominal. Pharmacy revenues exceeded 95% of total revenue for all periods presented.

The Company accrues an estimate of fees, including direct and indirect remuneration fees (“DIR fees”), which are assessed or expected to be assessed by payers at some point after adjudication of a claim, as a reduction of revenue at the time revenue is recognized. Changes in the estimate of such fees are recorded as an adjustment to revenue when the change becomes known.

The following table disaggregates net revenue by categories for the six months ended June 30, 2020 and 2019:

	2020	2019
Prescription revenue	$18,833,664	$12,274,292
340B contract revenue	639,455	219,483
Rent and other revenue	13,076	19,950
Subtotal	19,486,195	12,513,725
DIR fees	(1,183,282)	(311,521)
Sales returns	(2,968)	(30,075)
Revenues, net	$18,299,945	$12,172,129

Cost of Revenue

Cost of pharmacy revenue is derived based upon vendor purchases relating to prescriptions sold and point-of-sale scanning information for non-prescription sales and is adjusted based on periodic inventories. All other costs related to pharmacy revenue are expensed as incurred.

DIR Fees

The Company reports Direct and Indirect Remuneration (“DIR”) fees as a reduction of revenue on the accompanying Condensed Consolidated Statements of Operations. DIR Fees are fees charged by Pharmacy Benefit Managers (“PBMs”) to pharmacies for network participation as well as periodic reimbursement reconciliations. For some PBMs, DIR fees are charged at the time of the settlement of a pharmacy claim. Other PBMs do not determine DIR fees at the claim settlement date, and therefore DIR fees are collected from pharmacies after claim settlement, often as clawbacks of reimbursements based on factors that vary from plan to plan. For example, two PBMs calculate DIR fees on a trimester basis and charge the Company for these fees as reductions of reimbursements paid to the Company 2-3 months after the end of the trimester (e.g., DIR fees for January – April 2020 claims are charged by these PBMs in July – August 2020). For DIR fees that are not collected at the time of claim settlement, the Company records an accrued liability at each reporting date for estimated DIR fees that are expected to be collected by the PBMs in a future period. The estimated liability for these fees is highly subjective and the actual amount collected may differ from the accrued liability. The uncertainty of management’s estimates is due to inadequate disclosure to the Company by the PBMs as to exactly how these fees are calculated either at the time the DIR fees are actually assessed and reported to the Company. The detail level of the disclosure of assessed DIR fees varies based on the information provided by the PBM.

Vendor Concentrations

For the six months ended June 30, 2020 and 2019, the Company had significant vendor concentrations with one vendor. The purchases from this significant vendor are as follows:

Vendor	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
A	94%	90%

Selling, General and Administrative Expenses

Selling expenses primarily consist of store salaries, contract labor, occupancy costs, and expenses directly related to the store. Other general and administrative costs include advertising, insurance and depreciation and amortization.

Advertising

Costs incurred for producing and communicating advertising for the Company are charged to operations as incurred. Advertising expense was $80,883 and $77,536 for the six months ended June 30, 2020 and 2019, respectively.

Share-Based Payment Arrangements

Generally, all forms of share-based payments, including warrants, are measured at their fair value on the awards’ grant date typically using a Black-Scholes pricing model, based on the estimated number of awards that are ultimately expected to vest. The costs associated with share-based compensation awards to employees and non-employee directors are measured at the grant date based on the calculated fair value of the award and recognized as an expense ratably over the recipient’s requisite service period during which that award vests or becomes unrestricted. Share-based compensation awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payment, whichever is more readily determinable. The shares are subsequently re-measured at their fair value at each reporting date over the service period of the awards. The expense resulting from share-based payments is recorded in selling, general and administrative expenses in the condensed consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Progressive Care Inc., ClearMetrX, RXMD Therapeutics and FPRX are taxed as C corporations. PharmCo 901 and PharmCo 1002 are taxed as partnerships, wherein each member is responsible for the tax liability, if any, related to its proportionate share of PharmCo 901 and PharmCo 1002’s taxable income. Progressive Care Inc. has a 100% ownership interest in PharmCo 901 and PharmCo 1002; therefore, all of PharmCo 901 and PharmCo 1002’s taxable income attributable to the period of ownership is included in Progressive Care Inc.’s taxable income.

The provision for income taxes for the three and six months ended June 30, 2020 and 2019 on the condensed consolidated statements of operations represents the minimum state corporate tax payments. There was no current tax provision for the three and six months ended June 30, 2020 and 2019 because the Company did not have taxable income during those periods. Total available net operating losses to be carried forward to future taxable years was approximately $8,800,000 as of June 30, 2020, $6 million of which will expire in various years through 2038. The temporary differences giving rise to deferred income taxes principally relate to accelerated depreciation on property and equipment and amortization of goodwill recorded for tax purposes, share-based compensation, reserves for estimated doubtful accounts and inventory obsolescence and net operating losses recorded for financial reporting purposes. The Company’s net deferred tax asset on June 30, 2020 and December 31, 2019 was fully offset by a 100% valuation allowance as it was not more likely than not that the tax benefits of the net deferred tax asset would be realized.

The Company accounts for uncertainty in income taxes by recognizing a tax position in the condensed consolidated financial statements only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the condensed consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company records interest and penalties related to tax uncertainties, if any, as income tax expense. Based on management’s evaluation, the Company does not believe it has any uncertain tax positions during the six months ended June 30, 2020 and 2019.

Earnings (Loss) per Share

Basic earnings/loss per share (“EPS”) is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of stock warrants), and convertible debt, using the if converted method. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive. The effect of including common stock equivalents in weighted average common shares outstanding for 2020 and 2019 is anti-dilutive, and therefore a separate computation of diluted earnings per share for 2020 and 2019 is not presented.

New Accounting Standards

Lease Accounting

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases as off-balance sheet lease arrangements. Recognition, measurement, and presentation of expenses will depend on classification as a finance or operating lease. Topic 842 establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the condensed consolidated balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the recognition, measurement, and presentation of expenses in the income statement. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements.

In adopting Topic 842, a modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. The Company adopted the guidance in Topic 842 on January 1, 2020 (“the transition date”) and we elected to adopt the transition relief provisions from ASU 2018-11 to use this date as our date of initial application. Consequently, financial information has not been updated and the disclosures required under Topic 842 have not been provided for dates and periods before January 1, 2020. The Company’s reporting for 2019 presented in the condensed consolidated financial statements includes the disclosures required under ASC Topic 840. There was no material cumulative effect adjustment to the opening balance of accumulated deficit required.

Topic 842 provides a number of optional practical expedients in transition. We have elected all of Topic 842’s available transition practical expedients which permit us not to reassess under Topic 842 our prior conclusions about lease identification, lease classification and initial direct costs. We did not elect the practical expedient pertaining to land easements as it is not applicable to us. We have also elected the practical expedient for short-term lease recognition exemption for two of our real estate leases. This means that for these leases we will not recognize ROU assets or lease liabilities for existing short-term leases of those assets in transition. We also elected the practical expedient to not separate lease and non-lease components for all of our leases.

Other New Standards

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates step two from the goodwill impairment test. Under ASU 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. This guidance is effective for the Company’s fiscal year ending December 31, 2020 and should be applied prospectively. The adoption of this guidance on January 1, 2020 did not have a material effect on the Company’s condensed consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date. This guidance is effective for the Company’s fiscal year ending December 31, 2020 and interim periods within fiscal years beginning after December 15, 2020. The adoption of this guidance on January 1, 2020 did not have a material effect on the Company’s condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 82)): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modified the disclosure requirements on fair value measurements found with ASC Topic 820, Fair Value Measurements. Specifically, the following disclosure requirements were removed from ASC 820:

●	The amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.

●	The policy for timing of transfers between levels.

●	The valuation processes for Level 3 fair value measurements.

The following disclosure requirements were added to ASC 820:

●	The changes in unrealized gains and losses for the period included in OCI for recurring Level 3 fair value measurements held at the end of the reporting period.

●	The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. However, early adoption is permitted. The Company has adopted the modified disclosure requirements in its annual and interim financial statements for the year ending December 31, 2020.

Accounting Standards Issued but Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is required to be adopted for annual periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this guidance on the Company’s condensed consolidated financial statements.

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a significant impact on the Company’s condensed consolidated financial statements and related disclosures.

Note 4. Accounts Receivable – Trade, net

Accounts receivable consisted of the following on June 30, 2020 and December 31, 2019.

	June 30, 2020	December 31, 2019
Gross accounts receivable - trade	$2,728,861	$2,252,459
Less: Allowance for doubtful accounts	(63,000)	(85,300)
Accounts receivable – trade, net	$2,665,861	$2,167,159

For the six months ended June 30, 2020 and 2019, the Company recognized bad debt expense in the amount of $59,485 and $28,340, respectively.

Note 5. Property and Equipment, net

Property and equipment, net consisted of the following on June 30, 2020 and December 31, 2019.

	June 30, 2020	December 31, 2019
Building	$1,651,069	$1,651,069
Land	184,000	184,000
Leasehold improvements and fixtures	379,811	365,411
Furniture and equipment	441,244	425,028
Computer equipment and software	95,397	95,397
Vehicles	82,668	82,668
Website	67,933	67,933
Total	2,902,122	2,871,506
Less: accumulated depreciation and amortization	(835,943)	(719,994)
	2,066,179	2,151,512
Construction in progress	351,246	-
Property and equipment, net	$2,417,425	$2,151,512

Depreciation and amortization expense for the six months ended June 30, 2020 and 2019 was $115,949 and $121,724, respectively.

Note 6. Intangible Assets

Intangible assets consisted of the following:

	June 30, 2020	December 31, 2019
Trade names	$362,000	$362,000
Pharmacy records	263,000	263,000
Non-compete agreements	166,000	166,000
Subtotal	791,000	791,000
Less accumulated amortization	(372,758)	(201,658)
Net intangible assets	$418,242	$589,342

Amortization of intangible assets amounted to $171,100 and $0 for the six months ended June 30, 2020 and 2019, respectively. The following table represents the total estimated amortization of intangible assets for the five succeeding years:

Year	Amount
2020 (six months)	$171,100
2021	159,658
2022	36,200
2023	36,200
2024	15,084
2025	-
Total	$418,242

Note 7. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	June 30, 2020	December 31, 2019
Accounts payable - trade	$4,041,154	$2,988,655
Accrued payroll and payroll taxes	248,843	239,364
Accrued interest payable	408,877	349,568
Accrued DIR fees	606,000	-
Other accrued liabilities	37,241	138,095
Totals	$5,342,115	$3,715,682

Note 8. Notes Payable

Notes payable consisted of the following:

	June 30, 2020	December 31, 2019
A. Convertible notes payable - collateralized	$3,310,175	$4,162,000
B. Mortgage note payable – commercial bank - collateralized	1,423,122	1,459,325
B. Mortgage note payable – sellers - collateralized	-	330,000
C. Note payable – uncollateralized	25,000	25,000
D. Note payable - collateralized	70,722	80,348
E. U.S. CARES Act PPP Loans - uncollateralized	1,013,900	-
Insurance premium financing	-	14,823
Subtotal	5,842,919	6,071,496
Less Unamortized debt discount	(1,669,092)	(2,155,755)
Less Unamortized debt issuance costs	(10,603)	(13,927)
Total	4,163,224	3,901,814
Less: Current portion of notes payable	(1,535,559)	(464,553)
Long-term portion of notes payable	$2,627,665	$3,437,261

The corresponding notes payable above are more fully discussed below:

(A) Convertible Notes Payable – collateralized

Chicago Ventures Partners, L..P.

On January 2, 2019, Progressive entered a Securities Purchase Agreement (the “Purchase Agreement”) with Chicago Venture Partners, L.P. (“Chicago Venture”), a Utah limited partnership, in the amount of $2,710,000, which included a $200,000 Original Issue Discount (“OID”) and $10,000 in debt issuance costs for the transaction. The note is comprised of seven tranches consisting of an initial tranche in the amount of $1,090,000 and six additional tranches each in the amount of $270,000. The initial tranche consisted of the initial cash purchase price of $1,090,000, $80,000 of the OID and the debt issuance costs of $10,000. The remaining OID will be allocated $20,000 to each of the remaining six tranches. The note is convertible into shares of common stock ($0.0001 par value per share) in 1 year at the average of the five lowest closing trading prices during the twenty trading days immediately preceding the applicable conversion. The note matures on January 2, 2022 (the “Maturity Date”). The note accrues interest at the rate of 9% per annum and the entire unpaid principal balance plus all accrued and unpaid interest are due on the Maturity Date. Progressive received the initial tranche of $1,090,000 at the closing of the transaction, which included $90,000 of OID and legal costs. Progressive granted the Investor a security interest in all right, title, interest and claims of Progressive. PharmCo 901 has agreed to guarantee Progressive’s obligations under the Purchase Agreement, the note and the Security Agreement by entering into a Guaranty Agreement in favor of Chicago Venture. Pursuant to the Guaranty Agreement, Progressive has agreed to pay to PharmCo 901 10% of all proceeds it received from Chicago Venture, as consideration to secure Progressive’s obligations, and an additional 50% of all proceeds from Chicago Venture for PharmCo’s ongoing business operations. Progressive used the net proceeds for its general working capital and the general working capital of PharmCo 901 to further both companies’ ongoing growth and development.

The first tranche of $1,090,000 less the OID and debt issuance costs was disbursed to the Company on January 7, 2019.

On October 25, 2019, the Company drew down the second tranche against the note in the amount of $162,000, which included $12,000 of the OID. On January 7, 2020, Chicago Venture submitted a redemption request in which $50,000 of note principal and interest was converted into 1,288,527 shares of the Company’s common stock. On January 29, 2020, Chicago Venture submitted a redemption request in which $100,000 of note principal and interest was converted into 2,536,526 shares of the Company’s common stock. On February 24, 2020, Chicago Venture submitted a redemption request in which $100,000 of note principal and interest was converted into 2,570,958 shares of the Company’s common stock. On April 1, 2020, Chicago Venture submitted a redemption request in which $100,000 of note principal and interest was converted into 3,794,778 shares of the Company’s common stock. On May 14, 2020, Chicago Venture submitted a redemption request in which $200,000 of note principal and interest was converted into 6,650,705 shares of the Company’s common stock. On June 30, 2020, Chicago Venture submitted a redemption request in which $450,000 of note principal and interest was converted in 13,567,294 shares of the Company’s common stock.

The balance outstanding on the Chicago Venture note was $400,175 and $1,252,000 on June 30, 2020 and December 31, 2019, respectively. Accrued interest on the first and second tranches on June 30, 2020 and December 31, 2019 was $20 and $100,187, respectively, and such amounts are included in accounts payable and accrued expenses in the accompanying condensed consolidated balance sheets.

The Company has identified conversion features embedded within the Chicago Venture note. The Company has determined that the conversion features represent an embedded derivative. Accordingly, the embedded conversion feature was bifurcated from the debt host and accounted for as a derivative liability. On January 2, 2019, the Company recorded a derivative liability on the note in the amount of $571,000. For the six months ended June 30, 2020 and 2019, the Company recorded a Change in Fair Value of the Derivative Liability in the amount of $586,000 and $16,000, respectively. The derivative liability balance on the condensed consolidated balance sheets on June 30, 2020 and December 31, 2019 was $172,000 and $758,000, respectively.

At inception, the fair value of the derivative instrument has been recorded as a liability on the condensed consolidated balance sheets with the corresponding amount recorded as a discount to the Note. The discount was accreted from the issuance date to June 30, 2020, with a corresponding charge to interest expense. The change in the fair value of the derivative liability was recorded in other income or expenses in the condensed consolidated statements of operations at the end of the six month period, with the offset to the derivative liability on the condensed consolidated balance sheets. The fair value of the embedded derivative liability was determined using the Monte Carlo Simulation model on the issuance date.

Debt Issuance Costs and Debt Discount:

Debt Issuance Costs consist of fees incurred through securing financing from Chicago Venture Partners, L.P. on January 2, 2019. Debt Discount consists of the discount recorded upon recognition of the derivative liability upon issuance of the first tranche. Debt issuance costs and debt discount are amortized to interest expense over the term of the related debt using the effective interest method. Total amortization expense for the six months ended June 30, 2020 and 2019 was $111,028 and $108,658, respectively.

Iliad Research and Trading, L.P.

On March 6, 2019, Progressive entered a Securities Purchase Agreement (the “Purchase Agreement”) with Iliad Research and Trading, L.P. (“Iliad Research”), a Utah limited partnership, in the amount of $3,310,000, which included a $300,000 Original Issue Discount (“OID”) and $10,000 in debt issuance costs for the transaction. The note is comprised of two tranches consisting of an initial tranche in the amount of $2,425,000 and a second tranche in the amount of $885,000. The initial tranche consisted of the initial cash purchase price of $2,425,000, $115,000 of the OID and the debt issuance costs of $10,000. The remaining OID of $185,000 has been allocated to the second tranche. The note is convertible into shares of common stock ($0.0001 par value per share) in 1 year at the average of the two lowest closing trading prices during the twenty trading days immediately preceding the applicable conversion. The note matures on March 6, 2022 (the “Maturity Date”). The note accrues interest at the rate of 10% per annum and the entire unpaid principal balance plus all accrued and unpaid interest are due on the Maturity Date.

Progressive received the initial tranche of $2,425,000 at the closing of the transaction, which included $115,000 of OID and legal costs. Progressive granted the Investor a security interest in all right, title, interest and claims of Progressive. PharmCo 901 has agreed to guarantee Progressive’s obligations under the Purchase Agreement, the note and the Security Agreement by entering into a Guaranty Agreement in favor of Iliad Research. Pursuant to the Guaranty Agreement, Progressive has agreed to pay to PharmCo 901 10% of all proceeds it received from Iliad Research, as consideration to secure Progressive’s obligations. Progressive used the net proceeds as part of the total purchase price of the acquisition of 100% of the FPRX ownership interests.

The first tranche of $2,425,000 less the OID and debt issuance costs was disbursed and held in escrow by Iliad Research on March 6, 2019. $1 million of the escrow deposit was disbursed to the owners of FPRX at the purchase closing date, June 1, 2019. The second tranche of $885,000 less the OID was disbursed to Progressive on June 4, 2019 and was used to complete the total purchase price of the FPRX acquisition. On November 8, 2019, the Company entered into an amendment of the FPRX Purchase Agreement, which in part included a reduction of the purchase price. As a result of the amended Purchase Agreement, the Company returned $400,000 of the second tranche to Iliad Research and Trading, L.P. on November 12, 2019.

The balance outstanding on the Iliad Research note payable was $2,910,000 on June 30, 2020 and December 31, 2019. Accrued interest on the note payable on June 30, 2020 and December 31, 2019 was $408,857 and $248,893, respectively, and such amounts are included in accounts payable and accrued liabilities in the accompanying condensed consolidated balance sheets.

The Company has identified conversion features embedded within the Iliad Research note. The Company has determined that the conversion features represent an embedded derivative. Accordingly, the embedded conversion feature was bifurcated from the debt host and accounted for as a derivative liability. On March 6, 2019, the Company recorded a derivative liability on the first tranche in the amount of $1,351,000. On June 4, 2019, the Company recorded a derivative liability on the second tranche in the amount of $614,000. For the six months ended June 30, 2020 and 2019, the Company recorded a Change in Fair Value of the Derivative Liabilities in the amount of $295,000 and $(43,000), respectively. The derivative liability balance on the Iliad Research note on the condensed consolidated balance sheets on June 30, 2020 and December 31, 2019 was $1,804,000 and $2,099,000, respectively.

At inception, the fair value of the derivative instrument has been recorded as a liability on the condensed consolidated balance sheets with the corresponding amount recorded as a discount to the Note. The discount was accreted from the issuance date to June 30, 2020, with a corresponding charge to interest expense. The change in the fair value of the derivative liability was recorded in other income or expenses in the condensed consolidated statements of operations at the end of the six month period, with the offset to the derivative liability on the condensed consolidated balance sheets. The fair value of the embedded derivative liability was determined using the Monte Carlo Simulation model on the issuance date.

Debt Issuance Costs and Debt Discount:

Debt Issuance Costs consist of fees incurred through securing financing from Iliad Research and Trading, L.P. on March 6, 2019. Debt Discount consists of the discount recorded upon recognition of the derivative liability upon issuance of the first and second tranches. Debt issuance costs and debt discount are amortized to interest expense over the term of the related debt using the effective interest method. Total amortization expense for the six months ended June 30, 2020 and 2019 was $384,597 and $175,560, respectively.

(B) Mortgage Notes Payable – collateralized

On December 14, 2018, PharmCo 901 closed on the purchase of land and building located at 400 Ansin Boulevard, Hallandale Beach, Florida. The purchase price was financed through the issuance of two mortgage notes and security agreements entered into with a commercial bank and the sellers. PharmCo 901 entered into a mortgage note and security agreement with Regions Bank for $1,530,000. The promissory note is collateralized by the land and building, bears interest at a fixed rate of 4.75% per annum, matures on December 14, 2028 and is subject to a prepayment penalty. Principal and interest will be repaid through 119 regular payments of $11,901 that began in January 2019, with the final payment of all principal and accrued interest not yet paid on December 14, 2028. Note repayment is guaranteed by Progressive Care Inc. In February 2020, the mortgage note was purchased from Regions Bank by another financial entity. All of the original mortgage and security agreement terms remained unchanged. The balance outstanding on the mortgage payable was $1,423,122 and $1,459,325 on June 30, 2020 and December 31, 2019, respectively. Interest expense was $35,203 and $36,392 for the six months ended June 30, 2020 and 2019, respectively.

PharmCo 901 also entered into a mortgage note and security agreement with the sellers of the 400 Ansin Boulevard land and building for $300,000. The note bore interest at an annual rate of 10% and matured on December 14, 2019. The note was secured by the land and building, but such security interest was subordinated to the bank’s security interest in the land and building. On December 14, 2019, principal and accrued but unpaid interest of $330,000 was converted into 6,832,299 shares of Progressive Care Inc.’s common stock at the stock’s closing price at the conversion date. The common shares were issued to the sellers on January 4, 2020.

(C) Note Payable – Uncollateralized

As of June 30, 2020, and December 31, 2019, the uncollateralized note payable represents a non-interest-bearing loan that is due on demand from an investor.

(D) Note Payable – Collateralized

In September 2019, the Company entered into a note obligation with a bank, the proceeds from which were used to pay off a capital lease obligation on pharmacy equipment in the amount of $85,429 (Note 9). The terms of the promissory note payable require 48 monthly payments of $2,015, including interest at 6.5%. The balance outstanding on the note payable was $70,722 and $80,348 on June 30, 2020 and December 31, 2019, respectively. The promissory note is secured by equipment with a net book value of $64,950 on June 30, 2020. Interest expense on the note payable was $2,464 for the six months ended June 30, 2020.

(E) U.S. CARES Act PPP Loans - Uncollateralized

On various dates in April and May 2020, the Company received loan proceeds in the amount of $1,013,900 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight-week or twenty-four-week as long as the borrower uses the loan proceeds for eligible purposes, including payroll, mortgage interest payments, employee benefits, rent and utilities, and maintains its payroll levels. The PPP loan regulations were later revised to allow the borrower the option of costs incurred over a twenty-four week period to determine loan forgiveness. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week or twenty-four week periods.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company has used the entire proceeds for qualifying expenses. Management believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan.

Future maturities of notes payable, including the PPP loans, are as follows:

Year	Amount
2021	$1,535,559
2022	3,011,235
2023	106,591
2024	93,554
2025	92,036
Thereafter	1,003,944
Total	$5,842,919

Interest expense on these notes payable was $245,312 and $53,324 for the six months ended June 30, 2020 and 2019, respectively.

Note 9. Lease Obligations

The Company has entered into a number of lease arrangements under which we are the lessee. Three of the leases are classified as finance leases and two of the leases are classified as operating leases. In addition, the Company has elected the short-term lease practical expedient in ASC Topic 842 related to real estate leases with terms of one year or less and short-term leases of equipment used in the Company’s pharmacy locations. The following is a summary of our lease arrangements.

Finance Leases

In July 2016, the Company entered into a finance lease obligation to purchase pharmacy equipment with a cost of $163,224. The terms of the lease agreement required monthly payments of approximately $2,000 over 36 months with no stated interest rate and an incremental borrowing rate of 6%. The Company recorded a discount on the lease obligation in the amount of $26,181 and subsequently amortized the discount over the lease term. The finance lease obligation matured in September 2019 and the remaining unpaid capital lease balance of $85,429 was refinanced from the proceeds of a promissory note payable (Note 8).

In May 2018, the Company entered into a finance lease obligation to purchase pharmacy equipment with a cost of $114,897. The terms of the lease agreement require monthly payments of $1,678 plus applicable tax over 84 months ending March 2025 including interest at the rate of 6%. The finance lease obligation is secured by equipment with a net book value of $79,350 on June 30, 2020.

The Company assumed an equipment finance lease obligation for medication dispensing equipment from the acquisition of PharmCo 1002 in July 2018. The lease expires in March 2022 and required monthly installments of $2,855 including interest at the rate of 2.36%. The finance lease obligation is secured by equipment with a net book value of $0 on June 30, 2020.

Operating Leases

The Company leases its North Miami Beach pharmacy location under a non-cancelable operating lease agreement expiring in December 2020. This lease is guaranteed by a shareholder and an unrelated individual. The Company also leases its Davie, Orlando, and Palm Beach County pharmacy locations under operating lease agreements expiring in various months through March 2021. The Company’s office space rentals are subject to scheduled fixed rent increases throughout the terms of the related leases.

We recognized lease costs associated with all leases for the six months ended June 30, 2020 and 2019 as follows:

	2020	2019
Operating lease cost:
Fixed rent expense	$247,457	$154,970
Finance lease cost:
Amortization of ROU assets (included in depreciation expense)	22,567	-
Interest expense	5,225	-
Capital lease cost
Depreciation of leased equipment	-	22,685
Interest expense	-	8,189
Total Lease Costs	$307,641	$185,859

Supplemental cash flow information related to leases was as follows:

	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$208,339	$168,376
Operating cash flows from finance leases	5,225	8,189
Financing cash flows from finance leases	20,844	48,204

Supplemental balance sheet information related to leases was as follows:

	June 30, 2020	December 31, 2019
Operating leases:
Operating lease right-of-use assets, net	$87,256	$-

Operating lease liabilities:
Current portion	153,588	-
Long-term portion	-	-

Finance leases:
Finance lease – included in property and equipment, net	79,350	87,529

Finance lease liabilities:
Current portion	52,158	42,327
Long-term portion	97,571	128,256

The following table presents summarized revised financial information for the Company for fiscal year 2019 as if Topic 842 had been adopted in 2019:

Amount
Total assets – December 31, 2019	$8,844,909

Total liabilities – December 31, 2019	$11,170,319

Total deficiency in stockholders’ equity – December 31, 2019	$(2,325,409)

Total expenses – 12 months ended December 31, 2019	$8,891,811

Maturities of lease liabilities were as follows:

Year Ending December 31,:	Amount
2020 (six months)	$153,284
2021	73,823
2022	20,142
2023	20,142
2024	20,142
Thereafter	-
Total	$287,533

Note 10. Stockholders’ Equity (Deficit)

Preferred Stock

The Series A preferred stock is a non-dividend producing instrument that ranks superior to the Company’s common stock. Each one (1) share of the Series A Preferred Stock shall have voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding common tock and Preferred Stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator.

With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of Series A Preferred Stock shall vote together with the holders of common stock without regard to class, except as to those matters on which separate class voting is required by applicable law or the Certificate of Incorporation or By-laws.

On July 11, 2014, the board of directors approved the issuance of 51 shares of the Company’s Series A Preferred Stock to a certain employee of the Company, which is equal to 50.99% of the total voting power of all issued and outstanding voting capital of the Company in satisfaction of $20,000 in past due debt. These issued shares of preferred stock are outstanding as of June 30, 2020 and 2019. As of June 30, 2020, the individual is employed by the Company.

Note 11. Contingencies

Legal Matters

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. In the opinion of management, the disposition or ultimate resolution of currently known claims and lawsuits will not have a material adverse effect on the Company’s condensed consolidated financial position, results of operations or liquidity.

Note 12. Related Party Transactions

During the six months ended June 30, 2020 and 2019, the Company had a verbal consulting arrangement with Spark Financial Consulting (“Spark”), which is a consulting company owned by an employee and preferred stock controlling shareholder of the Company. Spark provides business development services including but not limited to recruiting, targeting and evaluation of potential mergers and acquisitions, finding third party contractors and assisting with related negotiations in exchange for a monthly fee of $16,000 in 2020 and 2019. Additionally, Spark may be entitled to additional fees for additional consulting services. During the six months ended June 30, 2020 and 2019, the Company paid Spark $120,400 and $118,158, respectively. The Company had accrued balances payable to Spark on its Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019 of $0 and $400, respectively.

The Company has an employment agreement (the “Agreement”) with a certain pharmacist, Head of the Compounding Department, who is the first paternal cousin to the preferred stock controlling shareholder and employee of the Company. In consideration for duties performed including but not limited to marketing, patient consultation, formulary development, patient and physician education, training, recruitment, sales management, as well as pharmacist responsibilities, the Company agreed to provide monthly compensation of $15,000 or $10,000 per month plus 5% commission on monthly gross profits generated by the Compounding Department, whichever is greater. During the six months ended June 30, 2020 and 2019, payments to the pharmacist were $72,500 and $118,000, respectively.

Note 13. Retirement Plan

The Company sponsors a 401(k) retirement plan (“the Plan”) covering qualified employees of PharmCo 901, PharmCo 1002 and FPRX, as defined. Employees who have been employed more than one year are eligible to participate in the Plan. The Company matches the employee’s contribution up to a maximum of 3% of the eligible employee’s compensation. The Company contributed approximately $9,600 and $17,000 in matching contributions for the six months ended June 30, 2020 and 2019, respectively.

Note 14. Subsequent Events

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the condensed consolidated financial statements through August 14, 2020, the date the condensed consolidated financial statements were available to be issued.

Resignation of Chief Executive Officer and Appointment of New Chief Executive Officer

The Company’s Chief Executive Officer and Board Member, Shital Parikh Mars, notified the Board of Directors of her resignation from those positions on August 10, 2020. The Board of Directors accepted her resignation on August 13, 2020 and appointed Alan Jay Weisberg, Chairman of the Board of Directors, to serve as Chief Executive Officer of the Company on an interim basis. On October 15, 2020, Mr. Weisberg was elevated to Chief Executive Officer on a permanent basis.

Operating Lease – Orlando

The Company entered into a lease agreement for its Orlando pharmacy on August 1, 2020. The lease commencement date was August 1, 2020. The term of the lease is 66 months with a termination date of February 1, 2026. The lease agreement calls for monthly payments beginning February 1, 2021 of $4,310, with an escalating payment schedule each year thereafter. The Orlando pharmacy’s new location will be 1160 South Semoran Blvd, Suites D, E, F, Orlando, Florida.

Contracted Pharmacy Service Agreement

The Company entered into a contracted pharmacy service agreement with Alive and Well Community Partners, LLC (“Alive and Well”) on July 31, 2020, under which the Company will provide drug program services for Alive and Well’s 340B Drug Program. The Company will receive dispensing and administrative fees for its services under this agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Progressive Care Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Progressive Care Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2019 and 2018 and the related consolidated statements of operations, stockholder’s (deficit) equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Progressive Care Inc. and Subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

Miami, Florida

March 30, 2020

Progressive Care Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2019	December 31, 2018
Assets
Current Assets
Cash and cash equivalents	$816,637	$86,831
Accounts receivable – trade, net	2,167,159	1,208,175
Accounts receivable - other	648,778	351,485
Inventory, net	722,144	512,514
Prepaid expenses	82,268	72,164
Total Current Assets	4,436,986	2,231,169
Property and equipment, net	2,151,512	2,371,663
Other Assets
Goodwill	1,387,860	290,814
Deposits	21,816	26,366
Intangible assets, net	589,342	-
Other assets, discontinued operations	-	1,480
Total Other Assets	1,999,018	318,660
Total Assets	$8,587,516	$4,921,492
Liabilities and Stockholders’ (Deficit) Equity
Current Liabilities
Accounts payable and accrued liabilities	$3,715,682	$2,226,554
Notes payable, net of unamortized debt discount and debt issuance costs	464,553	405,611
Capital lease obligations - current portion	42,327	176,978
Unearned revenue	162,254	232,605
Derivative liability	2,857,000	-
Total Current Liabilities	7,241,816	3,041,748
Long-term Liabilities
Notes payable, net of current portion	3,437,261	1,458,318
Deferred rent liability	36,285	63,098
Capital lease obligations, net of current portion	128,256	148,238
Total Liabilities	10,843,618	4,711,402
Commitments and Contingencies

Stockholders’ (Deficit) Equity
Preferred Stock, Series A par value $0.001; 10,000,000 shares authorized, 51 shares issued and outstanding as of December 31, 2019 and 2018	-	-
Common stock, par value $0.0001; 1,000,000,000 shares authorized, 436,280,944 and 425,630,944 issued and outstanding as of December 31, 2019 and 2018, respectively	43,628	42,563
Additional paid-in capital	4,997,391	4,958,620
Accumulated Deficit	(7,297,121)	(4,791,093)
Total Stockholders’ (Deficit) Equity	(2,256,102)	210,090
Total Liabilities and Stockholders’ (Deficit) Equity	$8,587,516	$4,921,492

See Accompanying Notes to Consolidated Financial Statements

Progressive Care Inc. and Subsidiaries

Consolidated Statements of Operations
Years Ended December 31, 2019 and 2018

	2019	2018

Revenues, net	$32,629,127	$20,637,747
Cost of revenue	24,661,186	15,950,057
Gross profit	7,967,941	4,687,690
Selling, general and administrative expenses
Bad debt expense	139,030	43,163
Share-based compensation	43,000	591,879
Other selling, general and administrative expense	8,719,861	5,595,646
Total Selling, general and administrative expenses	8,901,891	6,230,688
Loss from operations	(933,950)	(1,542,998)
Other Income (Expense)
Change in fair value of derivative liability	(321,000)	217,718
Automobile casualty loss	(1,545)	-
Loss on disposal of property and equipment	(1,973)	-
Other income	143	-
Interest income	512	278
Interest expense	(1,245,526)	(302,839)
Total other income (expense) - net	(1,569,389)	(84,843)
Loss before provision for income taxes	(2,503,339)	(1,627,841)
Provision for income taxes	(2,689)	(1,650)
Loss from continuing operations	(2,506,028)	(1,629,491)
Loss from discontinued operations, net of tax	-	(276)
Net loss	$(2,506,028)	$(1,629,767)
Basic and diluted net loss per common share	$0.00	$0.00
Weighted average number of common shares outstanding
during the year - basic and diluted	430,999,711	418,129,655

See Accompanying Notes to Consolidated Financial Statements.

Progressive Care Inc. and Subsidiaries

Consolidated Statements of Stockholders’ (Deficit) Equity

Years Ended December 31, 2019 and 2018

	Preferred Series A		Common Stock		Additional		Total
	$0.001 Par Value		$0.0001 Par Value		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance, December 31, 2017	51	$-	352,315,147	$35,232	$3,556,098	$(3,161,326)	$430,004
Issuance of common stock for settlement of debt principal and interest	-	-	28,597,226	2,860	778,365	-	781,225
Issuance of common stock for services rendered	-	-	2,875,000	287	50,712	-	50,999
Issuance of common stock for officer and employee compensation			41,843,571	4,184	573,445		577,629
Net loss for the year ended December 31, 2018						(1,629,767)	(1,629,767)
Balance, December 31, 2018	51	$-	425,630,944	$42,563	$4,958,620	$(4,791,093)	$210,090
Issuance of common stock for services rendered	-	-	650,000	65	42,935	-	43,000
Issuance of common stock for FPRX business acquisition	-	-	10,000,000	1,000	699,000	-	700,000
Purchase price adjustments – FPRX business acquisition					(3,164)	-	(3,164)

Receivable from shareholders for return of common stock issued in FPRX business acquisition					(700,000)		(700,000)
Net loss for the year ended December 31, 2019	-	-	-	-	-	(2,506,028)	(2,506,028)
Balance, December 31, 2019	51	$-	436,280,944	$43,628	$4,997,391	$(7,297,121)	$(2,256,102)

See Accompanying Notes to Consolidated Financial Statements.

Progressive Care Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

	2019	2018

Cash Flows from Operating Activities:
Net loss	$(2,506,028)	$(1,629,767)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	457,830	159,173
Change in provision for doubtful accounts	74,960	4,860
Provision for inventory obsolescence	-	15,000
Issuance of common stock shares for services rendered and officer/employee compensation	-	591,879
Amortization of debt issuance costs and debt discounts	783,956	271,533
Payment of interest through issuance of common stock shares	-	16,695
Change in fair value of derivative liability	321,000	(217,718)
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(992,759)	(93,257)
Inventory	209,843	200,709
Prepaid expenses	38,059	23,181
Deposits	5,550	-
Other assets	1,480	-
Increase (decrease) in:
Accounts payable and accrued liabilities	1,088,534	367,392
Unearned revenue	(70,351)	54,728
Deferred rent payable	(26,813)	(17,634)
Net Cash Used in Operating Activities	(614,739)	(253,226)
Cash Flows from Investing Activities:
Cash paid for business acquisition	(2,464,529)	(300,000)
Cash advanced to business acquisition prior to closing date	-	(136,021)
Cash acquired in business acquisition	256,268	5,845
Purchase of property and equipment	(36,021)	(142,226)
Net Cash Used in Investing Activities	(2,244,282)	(572,402)
Cash Flows from Financing Activities:
Proceeds from issuance of notes payable	3,770,000	636,304
Payment of debt issue costs	(20,000)	(50,000)
Payments of notes payable	(76,441)	(59,481)
Payments of capital lease obligations	(84,732)	(33,677)
Net Cash Provided by Financing Activities	3,588,827	493,146
Net increase (decrease) in cash and cash equivalents	729,806	(332,482)
Cash and cash equivalents at beginning of year	86,831	419,313
Cash and cash equivalents at end of year	$816,637	$86,831
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$112,001	$287,217
Cash paid for income taxes	$2,689	$1,650
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Payment of insurance premiums through financing agreement	$36,578	$29,353
Debt principal repaid through conversion into common stock shares	$-	$764,530
Capital lease obligation refinanced by issuance of note payable	$85,429	$-
Issuance of common stock shares for business acquisition	$700,000	$-
Receivable from shareholders for cancellation of stock issuance for business acquisition	$(700,000)	$-
Issuance of common stock shares for consulting services	$43,000	$-
Accounts payable and accrued liabilities repaid through issuance of common stock shares	$-	$36,750
Acquisition:
Fair value of assets acquired	$1,817,802	$359,300
Fair value of liabilities assumed	$441,203	$214,079
Recognition of debt discount and derivative liability associated with conversion feature in note agreement	$2,536,000	$213,798
Building acquired through notes payable	$-	$1,830,000
Equipment acquired through capital lease obligation	$-	$114,897

See Accompanying Notes to Consolidated Financial Statements.

Note 1 Organization & Nature of Operations

Progressive Care Inc. (“Progressive”) was incorporated under the laws of the state of Delaware on October 31, 2006.

Progressive, through its wholly-owned subsidiaries, PharmCo, LLC (“PharmCo 901”), RXMD Therapeutics, Inc. (“RXMD Therapeutics”), Family Physicians RX, Inc., doing business as PharmCoRx 1103 (“FPRX” or “PharmCo 1103”), and Touchpoint RX, LLC, doing business as PharmCo Rx 1002, LLC (“PharmCo 1002”), (collectively, “PharmCo”, and/or “the Company”) is a Florida technology and health services organization that provides prescription pharmaceuticals, compounded medications, tele-pharmacy services, anti-retroviral medications, medication therapy management, the supply of prescription medications to long term care facilities, 340B services to charitable organizations, and health practice risk management. The Company is focused on developing the PharmCo brand and adding business elements that cater to specific under-served markets and demographics. This effort includes community and network-based marketing strategies, the introduction of new locations, acquisitions and strategic collaboration(s) with community, government and charitable organizations.

PharmCo 901 is a pharmacy located in North Miami Beach, Florida that was formed on November 29, 2005 as a Florida Limited Liability Company and is a 100% owned subsidiary of Progressive. PharmCo 901 was acquired by Progressive on October 21, 2010.

FPRX is a pharmacy with locations in Davie and Orlando, Florida that provides PharmCo’s pharmacy services to Broward County, the Orlando/Tampa corridor, and the Treasure Coast of Florida. Progressive acquired all of the ownership interests in FPRX in a purchase agreement entered into on June 1, 2019.

PharmCo 1002 is a pharmacy located in Palm Springs, Florida that provides PharmCo’s pharmacy services to Palm Beach, St. Lucie and Martin Counties, Florida. Progressive acquired all of the ownership interests in PharmCo 1002 in a purchase agreement entered into on July 1, 2018.

RXMD Therapeutics was formed on October 1, 2019 and specializes in cannabinoid-based and alternative therapy product lines. RXMD Therapeutics had no operating activity in 2019 and expects to commence operations in 2020.

Note 2 Basis of Presentation

The Company’s fiscal year end is December 31. The Company uses the accrual method of accounting.

Note 3 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Progressive and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions impact both assets and liabilities, including but not limited to: net realizable value of accounts receivable and inventories, estimated useful lives and potential impairment of property and equipment, estimated fair value of derivative liabilities using the Monte Carlo simulation model, fair value of assets acquired and liabilities assumed in business combinations, and estimates of current and deferred tax assets and liabilities.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results could differ significantly from estimates.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk associated with its cash and cash equivalent balances.

Cash Equivalents: The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company’s cash equivalents consist of a money market account. As of December 31, 2018, the Company did not have any cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are stated at the invoiced amount. Trade accounts receivable primarily include amounts from third-party pharmacy benefit managers and insurance providers and are based on contracted prices. Trade accounts receivable are unsecured and require no collateral. The Company recorded an allowance for doubtful accounts for estimated differences between the expected and actual payment of accounts receivable. These reductions were made based upon reasonable and reliable estimates that were determined by reference to historical experience, contractual terms, and current conditions. Each quarter, the Company reevaluates its estimates to assess the adequacy of its allowance and adjusts the amounts as necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Risks and Uncertainties

The Company’s operations are subject to intense competition, risk and uncertainties including financial, operational, regulatory and other risks including the potential risk of business failure.

Billing Concentrations

The Company’s trade receivables are primarily from prescription medications billed to various insurance providers. Ultimately, the insured is responsible for payment should the insurance company not reimburse the Company. The Company generated reimbursements from three significant insurance providers for the years ended December 31, 2019 and 2018:

Payors	Year Ended December 31, 2019	Year Ended December 31, 2018
A	23%	17%
B	18%	17%
C	8%	11%

The Company generated reimbursements from three significant pharmacy benefit managers (PBMs) for the years ended December 31, 2019 and 2018:

PBMs	Year Ended December 31, 2019	Year Ended December 31, 2018
A	33%	34%
B	26%	24%
C	24%	16%

Inventory

Inventory is valued on a lower of first-in, first-out (FIFO) cost or net realizable value basis. Inventory primarily consists of prescription medications, pharmacy supplies, and retail items. The Company provides a valuation allowance for obsolescence and slow-moving items. The Company recorded an allowance for obsolescence of $40,000 as of December 31, 2019, and 2018, respectively.

Property and Equipment

Property and equipment are recorded at cost or fair value if acquired as part of a business combination. Property and equipment are depreciated or amortized using the straight-line method over their estimated useful lives. Upon the retirement or disposition of property and equipment, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded, when appropriate. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed on a straight-line basis over estimated useful lives as follows:

Description	Estimated Useful Life
Building	40 years
Leasehold improvements and fixtures	Lesser of estimated useful life or life of lease
Furniture and equipment	5 years
Computer equipment and software	3 years
Vehicles	3-5 years

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no impairment charges for the years ended December 31, 2019 and 2018.

Business acquisitions

The Company records business acquisitions using the acquisition method of accounting. All of the assets acquired, liabilities assumed, and contractual contingencies are recognized at their fair value on the acquisition date. The application of the acquisition method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration between assets that are depreciated and amortized and goodwill. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred.

Goodwill

Goodwill represents the excess of purchase price of FPRX and PharmCo 1002 over the value assigned to their net tangible and identifiable intangible assets. FPRX and PharmCo 1002 are considered to be the reporting units for goodwill. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach, and/or cost approach are used to measure fair value. Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired. There were no facts or circumstances occurring during 2019 or 2018 suggesting possible impairment and, therefore, the Company did not record an impairment charge during the years ended December 31, 2019 and 2018.

Intangible Assets

Amortizing identifiable intangible assets generally represent the cost of client relationships and tradenames acquired, as well as non-compete agreements to which the Company is a party. In valuing these assets, the Company makes assumptions regarding useful lives and projected growth rates, and significant judgment is required. The Company periodically reviews its identifiable intangible assets for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of those assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment losses, if any.

Fair Value of Financial Instruments

The Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, capital lease obligations, and notes payable. The carrying amounts of the Company’s financial instruments other than notes payable and capital lease obligations generally approximate their fair values at December 31, 2019 and 2018 due to the short-term nature of these instruments. The carrying amount of notes payable approximated fair value due to variable interest rates at customary terms and rates the Company could obtain in current financing. The carrying value of the capital lease obligations approximate fair value due to the implicit rate in the lease in relation to the Company’s borrowing rate and the duration of the leases.

Derivative Liabilities

U.S. GAAP requires bifurcation of embedded derivative instruments such as conversion features in convertible debt or equity instruments, and their measurement at fair value. In assessing the convertible debt instruments, management determines if the conversion feature requires bifurcation from the host instrument and recording of the bifurcated derivative instrument at fair value.

Once derivative liabilities are determined, they are adjusted to reflect fair value at the end of each reporting period. Any increase or decrease in the fair value is recorded in results of operations as an adjustment to fair value of derivatives. The fair value of these derivative instruments is determined using the Monte Carlo Simulation Model.

Revenue Recognition

The Company recognizes pharmacy revenue from dispensing prescription drugs at the time the drugs are physically delivered to a customer or when a customer picks up their prescription or purchases merchandise at the store, which is the point in time when control transfers to the customer. Each prescription claim is considered an arrangement with the customer and is a separate performance obligation. The Company records unearned revenue for prescriptions that are filled but not yet delivered at period-end. Billings for most prescription orders are with third-party payers, including Medicare, Medicaid and insurance carriers. Customer returns are nominal. Pharmacy revenues were approximately 98% of total revenue for all periods presented.

The Company accrues an estimate of fees, including direct and indirect remuneration fees (“DIR fees”), which are assessed or expected to be assessed by payers at some point after adjudication of a claim, as a reduction of revenue at the time revenue is recognized. Changes in the estimate of such fees are recorded as an adjustment to revenue when the change becomes known.

The following table disaggregates net revenue by categories for the years ended December 31, 2019 and 2018:

	2019	2018

Prescription revenue	$32,314,746	$20,789,590
340B contract revenue	670,513	298,776
Rent revenue	39,901	1,821
Subtotal	33,025,160	21,090,187
PBM fees	(364,386)	(297,886)
Sales returns	(31,647)	(154,554)
Revenues, net	$32,629,127	$20,637,747

Cost of Revenue

Cost of pharmacy revenue is derived based upon vendor purchases relating to prescriptions sold and point-of-sale scanning information for non-prescription sales and is adjusted based on periodic inventories. All other costs related to revenues are expensed as incurred.

Discontinued Operations

Smart Medical Alliance Inc. (“Smart Medical”), a wholly owned subsidiary of Progressive, was incorporated on August 17, 2016 to provide management services to healthcare organizations. Smart Medical was head quartered in North Miami Beach, Florida and commenced operations on October 1, 2016. Smart Medical operations were discontinued in the fourth quarter of 2017 as the Company was not successful in its sales and marketing efforts, and therefore revenues were not sufficient to meet operating costs.

Results of operations for Smart Medical are reported for all periods presented as discontinued operations, which is defined as a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Company and which:

●	Represents a separate major line of business or geographic area of operations;

●	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

●	Is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative consolidated statements of operations are re-presented as if the operation had been discontinued from the start of the comparative period and the assets and liabilities of discontinued operations are separately presented in the consolidated balance sheets of the current and prior periods.

Vendor Concentrations

For the years ended December 31, 2019 and 2018, the Company had significant vendor concentrations with one vendor. The purchases from this significant vendor are as follows:

Vendor	Year Ended December 31, 2019	Year Ended December 31, 2018
A	91%	85%

Selling, General and Administrative Expenses

Selling expenses primarily consist of store salaries, contract labor, occupancy costs, and expenses directly related to the stores. General and administrative costs include advertising, insurance and depreciation and amortization.

Advertising

Costs incurred for producing and communicating advertising for the Company are charged to operations as incurred. Advertising expense was $86,615 and $146,132 for the years ended December 31, 2019 and 2018, respectively.

Share-Based Payment Arrangements

Generally, all forms of share-based payments, including warrants, are measured at their fair value on the awards’ grant date typically using a Black-Scholes pricing model, based on the estimated number of awards that are ultimately expected to vest. The costs associated with share-based compensation awards to employees and non-employee directors are measured at the grant date based on the calculated fair value of the award and recognized as an expense ratably over the recipient’s requisite service period during which that award vests or becomes unrestricted. Share-based compensation awards issued to non-employees for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payment, whichever is more readily determinable. The shares are subsequently re-measured at their fair value at each reporting date over the service period of the awards. The expense resulting from share-based payments is recorded in selling, general and administrative expenses in the consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Progressive Care Inc., RXMD Therapeutics and FPRX are taxed as C corporations. PharmCo 901 and PharmCo 1002 are taxed as partnerships, wherein each member is responsible for the tax liability, if any, related to its proportionate share of PharmCo 901 and PharmCo 1002’s taxable income. Progressive Care Inc. has a 100% ownership interest in PharmCo 901 and PharmCo 1002; therefore, all of PharmCo 901 and PharmCo 1002’s taxable income attributable to the period of ownership is included in Progressive Care Inc.’s taxable income.

The provision for income taxes for the years ended December 31, 2019 and 2018 on the Consolidated Statements of Operations represents the minimum state corporate tax payments. There was no current tax provision for the years ended December 31, 2019 and 2018 because the Company did not have taxable income for 2019 and 2018. Total available net operating losses to be carried forward to future taxable years was approximately $7.5 million as of December 31, 2019, $6 million of which will expire in various years through 2038. The temporary differences giving rise to deferred income taxes principally relate to accelerated depreciation on property and equipment and amortization of goodwill recorded for tax purposes, share-based compensation, reserves for estimated doubtful accounts and inventory obsolescence and net operating losses recorded for financial reporting purposes. The Company’s net deferred tax asset at December 31, 2019 and 2018 was fully offset by a 100% valuation allowance as it was not more likely than not that the tax benefits of the net deferred tax asset would be realized. The change in the valuation allowance was approximately $496,000 and $518,000 for the years ended December 31, 2019 and 2018, respectively.

The Company accounts for uncertainty in income taxes by recognizing a tax position in the consolidated financial statements only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company records interest and penalties related to tax uncertainties, if any, as income tax expense. Based on management’s evaluation, the Company does not believe it has any uncertain tax positions during the years ended December 31, 2019 and 2018.

Earnings (Loss) per Share

Basic earnings/loss per share (“EPS”) is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of stock warrants), and convertible debt, using the if converted method. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive. The effect of including common stock equivalents in weighted average common shares outstanding for 2019 and 2018 is anti-dilutive, and therefore a separate computation of diluted earnings per share for 2019 and 2018 is not presented.

New Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”), which supersedes the previous revenue recognition guidance under U.S. GAAP. The new standard focuses on creating a single source of revenue guidance for revenue arising from contracts with customers for all industries. The objective of the new standard is for a company to recognize revenue when it transfers the promised goods or services to its customers for an amount that represents what the company expects to be entitled to in exchange for those goods or services.

Topic 606 permits two methods of adoption:

a)	Retrospectively to each prior reporting period presented (full retrospective method), or

b)	Retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective transition method).

The new standard also includes a cohesive set of disclosure requirements intended to provide users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from a company’s contracts with customers.

On January 1, 2019, the Company adopted Topic 606 using the full retrospective transition method, restating the year ended December 31, 2018 as if Topic 606 was in effect during that year. The adoption of Topic 606 resulted in a reclassification of DIR fees from cost of revenues to revenue, as the Company accrues an estimate of fees, including DIR fees that are assessed or expected to be assessed by payers at some point after adjudication of a claim, as a reduction of revenue at the time revenue is recognized. The effect of this change did not result in a cumulative effect adjustment to beginning retained earnings as of January 1, 2019. Also, the Company will realize a shift in the timing of revenue recognition of dispensing prescription drugs for home delivery from the date the drugs are shipped under the Company’s previous accounting policy to the date the drugs are physically delivered (which better reflects when control transfers) under the new accounting policy adopted in connection with Topic 606. The effect of this change is not significant as there is a very short timeframe (generally 1 – 3 days) from the shipment date to the physical delivery date of the prescription drugs.

Year ended December 31, 2018 As Previously Stated		Effect of Adoption of Topic 606	As Reported
Revenues, net	$20,935,633	$(297,886)	$20,637,747
Cost of revenues	$16,247,943	$(297,886)	$15,950,057

Accounting Standards Issued But Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases as off-balance sheet lease arrangements. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. Similar modifications have been made to lessor accounting in-line with revenue recognition guidance. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2020. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. Early adoption is permitted. The updated guidance requires a modified retrospective adoption. The Company is currently in the process of evaluating this new standard update.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments, Measurement of Credit Losses on Financial Instruments. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses. The main objective of these updates is to replace the incurred loss impairment methodology under current U.S. GAAP, with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Trade receivables that management has the intent and ability to hold for the foreseeable future until payoff shall be reported in the balance sheet at outstanding principal adjusted for any charge-offs and the allowance for credit losses (no longer referred to as the allowance for doubtful accounts). The effective date of these updates is for fiscal years beginning after December 15, 2021. Management does not expect these updates will have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates step two from the goodwill impairment test. Under ASU 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. This guidance is effective for the Company’s fiscal year ending December 31, 2020, with early adoption permitted, and should be applied prospectively. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date. This guidance is effective for the Company’s fiscal year ending December 31, 2020 and interim periods within fiscal years beginning after December 15, 2020. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is required to be adopted for annual periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this guidance on the Company’s consolidated financial statements.

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a significant impact on the Company’s consolidated financial statements.

Note 4. Acquisitions of Family Physicians RX, Inc. and Touchpoint RX, LLC

On March 8, 2019, Progressive entered into an agreement (“the Purchase Agreement”) for the acquisition of 100% of the issued and outstanding common stock of Family Physicians RX, Inc. (“FPRX”), aka Five Star RX, a Florida based pharmacy with locations in Davie and Orlando, Florida. The purchase price for the acquisition of FPRX was $3,000,000, whereby $2.3 million is payable in cash to the former owners over the two-year period following the closing, and $700,000 is payable in common stock of the Company, valued at the lower of the closing price of the Company’s common stock on the closing date or $0.07 per share. In addition, Progressive also agreed to pay to the former owners consideration equal to the following, all value at the closing date: the fair value of FPRX inventory at the closing date plus an amount equal to the book value of FPRX accounts receivable minus accounts payable and all other accrued liabilities as of the closing date, plus an amount equal to the FPRX cash balances. The closing date of the acquisition was May 31, 2019.

On November 8, 2019, the Purchase Agreement was modified to include a reduced purchase price to approximately $2.5 million, which included approximately $417,000 for the fair value of FPRX inventory at the closing date and approximately $157,000 for FPRX cash balances; a rescission of the common stock shares issued, retention of net accounts receivable, and various modifications to the Employment Agreements. At December 31, 2019, the rescission of common stock shares issued was accounted for as a reduction of additional paid-in capital in the accompanying Consolidated Statements of Stockholders’ Equity (Deficit) pending the cancellation of the common stock shares by the transfer agent.

As a result of the acquisition, the Company has expanded the delivery radius of its pharmacy operations to the Orlando/Tampa corridor and the Treasure Coast of Florida. The acquisition is also expected to decrease costs of expansion of products and services and increase prescription dispensing efficiency.

The following table summarizes the consideration paid for FPRX and the amounts of assets acquired and liabilities assumed recognized at the acquisition date:

Cash consideration	$2,473,645
Recognized amounts of identifiable assets acquired, and liabilities assumed:
Cash	$256,268
Accounts receivable	336,449
Inventory	419,473
Identifiable intangible assets	791,000
Other financial assets	14,612
Financial liabilities	(441,203)
Goodwill	1,097,046
$2,473,645

The Company incurred acquisition-related costs in the amount of $83,000 in 2019 (included in other selling, general administrative expenses in the Company’s consolidated statements of operations).

On July 1, 2018, Progressive completed the acquisition of 100% of the ownership interests in Touchpoint RX, LLC for a total purchase price of $436,021. The Company acquired assets in the amount of $359,286, assumed liabilities totaling $214,079 and recorded goodwill in the amount of $290,814.

Note 5. Accounts Receivable – Trade, net

	December 31, 2019	December 31, 2018
Gross accounts receivable - trade	$2,252,459	$1,223,375
Less: Allowance for doubtful accounts	(85,300)	(15,200)
Accounts receivable – trade, net	$2,167,159	$1,208,175

Accounts receivable consisted of the following at December 31, 2019 and 2018.

For the years ended December 31, 2019 and 2018, the Company recognized bad debt expense in the amount of $139,030 and $43,163, respectively

Note 6. Property and Equipment, net

Property and equipment, net consisted of the following at December 31, 2019 and 2018.

	December 31, 2019	December 31, 2018
Building	$1,651,069	$1,651,069
Land	184,000	184,000
Leasehold improvements and fixtures	365,411	335,773
Furniture and equipment	425,028	440,278
Computer equipment and software	95,397	90,758
Vehicles	82,668	95,107
Website	67,933	69,438
Total	2,871,506	2,866,423
Less: accumulated depreciation and amortization	(719,994)	(494,760)
Property and equipment, net	$2,151,512	$2,371,663

Depreciation and amortization expense for the years ended December 31, 2019 and 2018 was $256,172 and $159,173, respectively.

Note 7. Intangible Assets

Intangible assets consisted of the following:

	December 31, 2019	December 31, 2018
Trade names	$362,000	$-
Pharmacy records	263,000	-
Non-compete agreements	166,000	-
Subtotal	791,000	-
Less accumulated amortization	(201,658)	-
Net intangible assets	$589,342	$-

Amortization of intangible assets amounted to $201,658 for 2019. The following table represents the total estimated amortization of intangible assets for the five succeeding years:

Year	Amount
2020	$345,700
2021	163,408
2022	33,200
2023	33,200
2024	13,834
Total	$589,342

Note 8. Notes Payable

Notes payable consisted of the following:

	December 31, 2019	December 31, 2018
A. Convertible notes payable - collateralized	$4,162,000	$-
B. Mortgage note payable – commercial bank - collateralized	1,459,325	1,530,000
B. Mortgage note payable – sellers - collateralized	330,000	300,000
C. Note payable – uncollateralized	25,000	25,000
D. Note payable - collateralized	80,348	-
Insurance premium financing	14,823	8,929
Subtotal	6,071,496	1,863,929
Less Unamortized debt discount	(2,155,755)	-
Less Unamortized debt issuance costs	(13,927)	-
Total	3,901,814	1,863,929
Less: Current portion of notes payable	(464,553)	(405,611)
Long-term portion of notes payable	$3,437,261	$1,458,318

The corresponding notes payable above are more fully discussed below:

(A) Convertible Notes Payable – collateralized

Chicago Venture Partners, L.P.

On January 2, 2019, Progressive entered a Securities Purchase Agreement (the “Purchase Agreement”) with Chicago Venture Partners, L.P. (“Chicago Venture”), a Utah limited partnership, in the amount of $2,710,000, which included a $200,000 Original Issue Discount (“OID”) and $10,000 in debt issuance costs for the transaction. The note is comprised of seven tranches consisting of an initial tranche in the amount of $1,090,000 and six additional tranches each in the amount of $270,000. The initial tranche consisted of the initial cash purchase price of $1,090,000, $80,000 of the OID and the debt issuance costs of $10,000. The remaining OID will be allocated $20,000 to each of the remaining six tranches. The note is convertible into shares of common stock ($0.0001 par value per share) in 1 year at the average of the five lowest closing trading prices during the twenty trading days immediately preceding the applicable conversion. The note matures on January 2, 2022 (the “Maturity Date”). The note accrues interest at the rate of 9% per annum and the entire unpaid principal balance plus all accrued and unpaid interest are due on the Maturity Date. Progressive received the initial tranche of $1,090,000 at the closing of the transaction, which included $90,000 of OID and legal costs. Progressive granted the Investor a security interest in all right, title, interest and claims of Progressive. PharmCo 901 has agreed to guarantee Progressive’s obligations under the Purchase Agreement, the note and the Security Agreement by entering into a Guaranty Agreement in favor of Chicago Venture. Pursuant to the Guaranty Agreement, Progressive has agreed to pay to PharmCo 901 10% of all proceeds it received from Chicago Venture, as consideration to secure Progressive’s obligations, and an additional 50% of all proceeds from Chicago Venture for PharmCo’s ongoing business operations. Progressive intends to use the net proceeds for its general working capital and the general working capital of PharmCo 901 to further both companies’ ongoing growth and development.

The first tranche of $1,090,000 less the OID and debt issuance costs was disbursed to the Company on January 7, 2019.

On October 25, 2019, the Company drew down the second tranche against the note in the amount of $162,000, which included $12,000 of the OID. The balance outstanding on the Chicago Venture note was $1,252,000 at December 31, 2019. Accrued interest on the first and second tranches at December 31, 2019 was $100,187 and such amount is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

The Company has identified conversion features embedded within the Chicago Venture note. The Company has determined that the conversion features represent an embedded derivative. Accordingly, the embedded conversion feature was bifurcated from the debt host and accounted for as a derivative liability. On January 2, 2019, the Company recorded a derivative liability on the note in the amount of $571,000. For the year ended December 31, 2019, the Company recorded a Change in Fair Value of the Derivative Liability in the amount of $187,000. The derivative liability balance on the consolidated balance sheets at December 31, 2019 was $758,000.

At inception, the fair value of the derivative instrument has been recorded as a liability on the consolidated balance sheets with the corresponding amount recorded as a discount to the note. The discount was accreted from the issuance date to December 31, 2019, with a corresponding charge to interest expense. The change in the fair value of the derivative liability was recorded in other income or expenses in the consolidated statements of operations at the end of 2019, with the offset to the derivative liability on the consolidated balance sheets as of December 31, 2019. The fair value of the embedded derivative liability was determined using the Monte Carlo Simulation model on the issuance date.

Debt Issuance Costs and Debt Discount:

Debt Issuance Costs consist of fees incurred through securing financing from Chicago Venture on January 2, 2019. Debt Discount consists of the discount recorded upon recognition of the derivative liability upon issuance of the first tranche. Debt issuance costs and debt discount are amortized to interest expense over the term of the related debt using the effective interest method. Total amortization expense for the year ended December 31, 2019 was $220,475.

Iliad Research and Trading, L.P.

On March 6, 2019, Progressive entered a Securities Purchase Agreement (the “Purchase Agreement”) with Iliad Research and Trading, L.P. (“Iliad Research”), a Utah limited partnership, in the amount of $3,310,000, which included a $300,000 Original Issue Discount (“OID”) and $10,000 in debt issuance costs for the transaction. The note is comprised of two tranches consisting of an initial tranche in the amount of $2,425,000 and a second tranche in the amount of $885,000. The initial tranche consisted of the initial cash purchase price of $2,425,000, $115,000 of the OID and the debt issuance costs of $10,000. The remaining OID of $185,000 has been allocated to the second tranche. The note is convertible into shares of common stock ($0.0001 par value per share) in 1 year at the average of the two lowest closing trading prices during the twenty trading days immediately preceding the applicable conversion. The note matures on March 6, 2022 (the “Maturity Date”). The note accrues interest at the rate of 10% per annum and the entire unpaid principal balance plus all accrued and unpaid interest are due on the Maturity Date.

Progressive received the initial tranche of $2,425,000 at the closing of the transaction, which included $115,000 of OID and legal costs. Progressive granted the Investor a security interest in all right, title, interest and claims of Progressive. PharmCo 901 has agreed to guarantee Progressive’s obligations under the Purchase Agreement, the note and the Security Agreement by entering into a Guaranty Agreement in favor of Iliad Research. Pursuant to the Guaranty Agreement, Progressive has agreed to pay to PharmCo 901 10% of all proceeds it received from Iliad Research, as consideration to secure Progressive’s obligations. Progressive used the net proceeds as part of the total purchase price of the acquisition of 100% of the FPRX ownership interests.

The first tranche of $2,425,000 less the OID and debt issuance costs was disbursed and held in escrow by Iliad Research on March 6, 2019. $1 million of the escrow deposit was disbursed to the owners of FPRX at the purchase closing date, June 1, 2019. The second tranche of $885,000 less the OID was disbursed to Progressive on June 4, 2019 and was used to complete the total purchase price of the FPRX acquisition. On November 8, 2019, the Company entered into an amendment of the FPRX Purchase Agreement, which in part included a reduction of the purchase price (Note 4). As a result of the amended Purchase Agreement, the Company returned $400,000 of the second tranche to Iliad Research and Trading, L.P. on November 12, 2019.

The balance outstanding on the Iliad Research note payable was $2,910,000 at December 31, 2019. Accrued interest on the note payable at December 31, 2019 was $248,893 and such amount is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

The Company has identified conversion features embedded within the Iliad Research note. The Company has determined that the conversion features represent an embedded derivative. Accordingly, the embedded conversion feature was bifurcated from the debt host and accounted for as a derivative liability. On March 6, 2019, the Company recorded a derivative liability on the first tranche in the amount of $1,351,000. On June 4, 2019, the Company recorded a derivative liability on the second tranche in the amount of $614,000. For the year ended December 31, 2019, the Company recorded a Change in Fair Value of the Derivative Liabilities in the amount of $134,000. The derivative liability balance on the Iliad Research note on the consolidated balance sheets December 31, 2019 was $2,099,000.

At inception, the fair value of the derivative instrument has been recorded as a liability on the consolidated balance sheets with the corresponding amount recorded as a discount to the note. The discount was accreted from the issuance date to December 31, 2019, with a corresponding charge to interest expense. The change in the fair value of the derivative liability was recorded in other income or expenses in the consolidated statements of operations at the end of 2019, with the offset to the derivative liability on the consolidated balance sheets. The fair value of the embedded derivative liability was determined using the Monte Carlo Simulation model on the issuance date.

Debt Issuance Costs and Debt Discount:

Debt Issuance Costs consist of fees incurred through securing financing from Iliad Research on March 6, 2019. Debt Discount consists of the discount recorded upon recognition of the derivative liability upon issuance of the first and second tranches. Debt issuance costs and debt discount are amortized to interest expense over the term of the related debt using the effective interest method. Total amortization expense for the year ended December 31, 2019 was $557,843.

(B) Mortgage Notes Payable – collateralized

On December 14, 2018, PharmCo 901 closed on the purchase of land and building located at 400 Ansin Boulevard, Hallandale Beach, Florida. The purchase price was financed through the issuance of two mortgage notes and security agreements entered into with a commercial bank and the sellers. PharmCo 901 entered into a mortgage note and security agreement with Regions Bank for $1,530,000. The promissory note is collateralized by the land and building, bears interest at a fixed rate of 4.75% per annum, matures on December 14, 2028 and is subject to a prepayment penalty. Principal and interest will be repaid through 119 regular payments of $11,901 that began in January 2019, with the final payment of all principal and accrued interest not yet paid on December 14, 2028. Note repayment is guaranteed by Progressive Care Inc. In February 2020, the mortgage note was purchased from Regions Bank by another financial entity. All of the original mortgage and security agreement terms remained unchanged. The balance outstanding on the mortgage payable was $1,459,325 and $1,530,000 at December 31, 2019 and December 31, 2018, respectively. Interest expense was $72,134 for the year ended December 31, 2019.

PharmCo 901 also entered into a mortgage note and security agreement with the sellers of the 400 Ansin Boulevard land and building for $300,000. The note bore interest at an annual rate of 10% and matured on December 14, 2019. The note was secured by the land and building, but such security interest was subordinated to the bank’s security interest in the land and building. On December 14, 2019, principal and accrued but unpaid interest of $330,000 was converted into 6,832,299 shares of Progressive Care Inc.’s common stock at the stock’s closing price at the conversion date. Since the common shares were not issued to the note holder until January 4, 2020, the $330,000 amount is included in notes payable – current portion in the accompanying consolidated balance sheets as of December 31, 2019. (Note 10). Interest expense was $30,000 for the year ended December 31, 2019. The seller’s security interest in the 400 Ansin Boulevard land and building will be retained until such time that the sellers are able to sell the common stock shares.

(C) Note Payable – Uncollateralized

As of December 31, 2019 and 2018, the uncollateralized note payable represents a non-interest-bearing loan that is due on demand from an investor.

(D) Note Payable – Collateralized

In September 2019, the Company entered into a note obligation with a bank, the proceeds from which were used to pay off a capital lease obligation on pharmacy equipment in the amount of $85,429 (Note 9). The terms of the promissory note payable require 48 monthly payments of $2,015, including interest at 6.5%. The balance outstanding on the note payable was $80,348 at December 31, 2019. The promissory note is secured by equipment with a net book value of $74,706 at December 31, 2019. Interest expense on the note payable was $965 for the year ended December 31, 2019.

Future maturities of notes payable are as follows:

Year	Amount
2020	$464,553
2021	99,679
2022	4,266,893
2023	104,306
2024	90,856
Thereafter	1,045,209
Total	$6,071,496

Interest expense on these notes payable was $453,860 and $24,453 for the years ended December 31, 2019 and 2018, respectively.

Note 9. Capital Lease Obligations

In July 2016, the Company entered into a capital lease obligation to purchase pharmacy equipment with a cost of $163,224. The terms of the capital lease agreement required monthly payments of approximately $2,000 over 36 months with no stated interest rate and an incremental borrowing rate of 6%. The Company recorded a discount on the capital lease obligation in the amount of $26,181 and subsequently amortizes the discount over the lease term. The Company recorded amortization of the discount in the amount of $4,882 and $7,735 for the years ended December 31, 2019 and 2018, respectively, which has been included in interest expense on the accompanying consolidated statements of operations. The unamortized discount was $0 and $5,637 at December 31, 2019 and 2018, respectively. The capital lease obligation matured in September 2019 and the remaining unpaid capital lease balance of $85,429 was refinanced from the proceeds of a promissory note payable (Note 8).

In May 2018, the Company entered into a capital lease obligation to purchase pharmacy equipment with a cost of $114,897. The terms of the capital lease agreement require monthly payments of $1,678 plus applicable tax over 84 months at an interest rate of 6%. The lease is secured by equipment with a net book value of $87,529 at December 31, 2019. As of December 31, 2019 and 2018, the outstanding capital lease balance totals approximately $92,000 and $105,000, respectively.

The Company assumed an equipment capital lease obligation for medication dispensing equipment from the acquisition of PharmCo 1002 in July 2018. The lease expires in March 2020 and requires monthly installments of $2,855 including interest at the rate of 2.36%. The capital lease obligation is secured by equipment with a net book value of $12,610 at December 31, 2019. As of December 31, 2019 and 2018, the outstanding capital lease balance totals approximately $79,000 and $121,000, respectively.

Minimum lease payments for years subsequent to December 31, 2019 are as follows:

Year	Amount
2020	$52,158
2021	76,492
2022	20,142
2023	20,142
2024	20,142
Thereafter	5,034
Subtotal	194,110
Less: interest	23,527
Total	170,583
Less: current maturities	42,327
Long-term portion of capital lease obligation	$128,256

The current portion of the capital lease obligations was $42,327 and $176,978 as of December 31, 2019 and 2018, respectively. Interest expense for the years ended December 31, 2019 and 2018 was $13,452 and $14,587, respectively. Depreciation expense related to the assets under the capital leases was approximately $71,000 and $85,000 for the years ended December 31, 2019 and 2018, respectively, and was included in depreciation and amortization expense in the accompanying consolidated statements of operations.

Note 10. Stockholders’ Equity

Share-Based Compensation

On January 5, 2018, the Company issued 41,843,571 shares of its common Ssock to its officers, directors and employees as stock-based compensation. The shares were issued in consideration of services to be provided to the Company and were initially valued on the grant date at $577,629. The requisite service period for the stock grants was one year based on the vesting period of each stock grant. The Company has elected to estimate forfeitures with subsequent true-up to actual experience. The compensation cost will be recognized as expense ratably over the requisite service period. Total share-based compensation expense related to the stock grants was $577,629 for the year ended December 31, 2018.

On March 15, 2018, the Company issued 1,000,000 shares of its common stock to its Directors in satisfaction of an accrued compensation liability from 2017. The shares were issued in consideration of director services provided to the Company in 2017 and initially valued at $14,000.

On March 15, 2018, the Company issued 1,625,000 shares of its common stock to an outside consultant in satisfaction of an accrued compensation liability from 2017. The shares were issued in consideration of investor and public relations services provided to the Company in 2017 and initially valued at $22,750.

On August 16, 2018, the Company issued 250,000 shares of its common stock to an outside consultant for website development services performed during the third quarter 2018. The shares were valued at $14,250.

On July 1, 2019, the Company issued 650,000 shares of its common stock to an outside consultant in satisfaction of an accrued compensation liability from the 2nd quarter 2019. The shares were issued in consideration of investor and public relations services provided to the Company and initially valued at $43,000.

Common Stock Issued for Business Acquisition

On July 1, 2019, the Company issued 10,000,000 shares of its common stock to the former owners of FPRX for the acquisition of 100% of its issued and outstanding common stock (Note 4). The shares were initially valued at $700,000. The amended FPRX Purchase Agreement entered into on November 8, 2019 contained a rescission of the shares issued to the former owners. The common stock shares would be cancelled upon return by the former owners. The common stock shares were returned to the Company in March 2020.

Common Stock Issued for Mortgage Note Conversion

On December 14, 2019, mortgage note principal and accrued but unpaid interest of $330,000 was converted into 6,832,299 shares of Progressive Care Inc.’s common stock at the stock’s closing price at the conversion date (Note 8).

Amendment to Certificate of Incorporation

On September 23, 2019, the Company’s board of directors and stockholders approved an amendment to the Company’s certificate of incorporation wherein the total number of shares of all classes of capital stock which the Company shall have the authority to issue is 1,010,000,000 shares, of which 1,000,000,000 shares are designated as common stock, par value $0.0001 per share, and 10,000,000 shares are designated as Series A preferred stock, par value $0.00001 per share.

Preferred Stock

The Series A preferred stock is a non-dividend producing instrument that ranks superior to the Company’s common stock. Each one (1) share of the Series A Preferred Stock shall have voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding common stock and Preferred Stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator.

With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of Series A Preferred Stock shall vote together with the holders of common stock without regard to class, except as to those matters on which separate class voting is required by applicable law or the Certificate of Incorporation or By-laws.

On July 11, 2014, the board of directors approved the issuance of 51 shares of the Company’s Series A Preferred Stock to a certain employee of the Company, which is equal to 50.99% of the total voting power of all issued and outstanding voting capital of the Company in satisfaction of $20,000 in past due debt. These issued shares of preferred stock are outstanding as of December 31, 2019 and 2018. As of December 31, 2019, and 2018, the individual is employed by the Company.

Note 11. Discontinued Operations

In October 2017, the Company’s wholly-owned subsidiary, Smart Medical Alliance, Inc., ceased operations as management determined that its strategic plan to provide management services to healthcare organizations was not successful. Smart Medical is classified as a discontinued operation. Total expense from discontinued operations was $0 and $276 for the years ended December 31, 2019 and 2018, respectively.

Note 12. Commitments and Contingencies

Legal Matters

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. In the opinion of management, the disposition or ultimate resolution of currently known claims and lawsuits will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Lease Commitments

The Company leases its North Miami Beach pharmacy location under a non-cancelable operating lease agreement expiring in December 2020. This lease is guaranteed by a shareholder and an unrelated individual. The Company also leases its Davie, Orlando, and Palm Beach County pharmacy locations under operating lease agreements expiring in various months through March 2021. Rent expense was $365,838 and $274,671 for the years ended December 31, 2019 and 2018, respectively.

The Company’s office space rentals are subject to scheduled rent increases throughout the terms of the related leases. As such, the Company records the related rent expense on a straight-line basis, resulting in a deferred rent liability of $36,285 and $63,098 as of December 31, 2019 and 2018, respectively.

At December 31, 2019, rental commitments for currently occupied space for the fiscal years of 2020 through 2021 are as follows:

Year	Amount
2020	$320,921
2021	12,731
Total	$333,652

Note 13. Related Party Transactions

During the years ended December 31, 2019 and 2018, the Company had a verbal consulting arrangement with Spark Financial Consulting (“Spark”), which is a consulting company owned by an employee and preferred stock controlling shareholder of the Company. Spark provides business development services including but not limited to recruiting, targeting and evaluation of potential mergers and acquisitions, finding third party contractors and assisting with related negotiations in exchange for a monthly fee of $16,000 in 2019 and 2018. Additionally, Spark may be entitled to additional fees for additional consulting services. During the years ended December 31, 2019 and 2018, the Company paid Spark $238,158 and $238,275, respectively. The Company had accrued balances payable to Spark on its Consolidated Balance Sheets as of December 31, 2019 and 2018 of $400 and $0, respectively.

The Company has an employment agreement (the “Agreement”) with a certain pharmacist, Head of the Compounding Department, who is the first paternal cousin to the preferred stock controlling shareholder and employee of the Company. In consideration for duties performed including but not limited to marketing, patient consultation, formulary development, patient and physician education, training, recruitment, sales management, as well as pharmacist responsibilities, the Company agreed to provide monthly compensation of $15,000 or $10,000 per month plus 5% commission on monthly gross profits generated by the Compounding Department, whichever is greater. During the years ended December 31, 2019 and 2018, payments to the pharmacist were approximately $211,000 and $313,000, respectively.

Note 14. Retirement Plan

The Company sponsors a 401(k) retirement plan (“the Plan”) covering qualified employees of PharmCo 901, PharmCo 1002 and FPRX, as defined. Employees who have been employed more than one year are eligible to participate in the Plan. The Company matches the employee’s contribution up to a maximum of 3% of the eligible employee’s compensation. The Company contributed approximately $44,600 and $12,900 in matching contributions for the years ended December 31, 2019 and 2018, respectively.

Note 15. Subsequent Events

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the consolidated financial statements through March 30, 2020, the date the consolidated financial statements were available to be issued.

New 340B contract

On January 1, 2020, the Company entered into a pharmacy service agreement with Embrace Arms Foundation, Inc., which is a covered entity as defined in Section 340B of the Public Health Service Act. The Company will maintain sufficient supplies of covered drugs to meet the day-to-day needs of Eligible Patients. Embrace Arms will replenish the Company’s inventory for Covered Drugs dispensed to Eligible Patients for which payment under this Agreement was received by the Company. Embrace Arms will arrange to be billed directly for Covered Drugs by the manufacturer/ wholesaler(s) and arrange for shipment of such drugs directly to the Company.

Executive Employment Agreement

The Company entered into an executive employment agreement with Birute Norkute on January 3, 2020. The Company has appointed and will employ Ms. Norkute as its Chief Operating Officer. Her employment duties will include reporting directly to the board of directors of the Company for the full time high quality performance of directing, supervising and having responsibility for overseeing operations and the general affairs of the Company. The term of the agreement is 3 years.

Chicago Venture Partners L.P. partial note redemption

On January 7, 2020, Chicago Venture made a partial redemption request on its note agreement with Progressive Care. The redemption request resulted in a conversion of $50,000 of note principal into 1,288,527 shares of Progressive Care common stock.

On January 29, 2020, Chicago Venture made a partial redemption request on its note agreement with Progressive Care. The redemption request resulted in a conversion of $100,000 of note principal into 2,536,526 shares of Progressive Care common stock.

On February 24, 2020, Chicago Venture made a partial redemption request on its note agreement with Progressive Care. The redemption request resulted in a conversion of $100,000 of note principal into 2,570,958 shares of Progressive Care common stock.

Shares of Common Stock

Progressive Care Inc.

PROSPECTUS

   , 2020

Through and including           , 2020 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the securities being registered. All amounts other than the SEC registration fees and FINRA fees are estimates.

Amount
SEC Registration Fee	$
FINRA Filing Fee	$
Exchange Listing Fee	$
Printing Fees and Expenses	$
Accounting Fees and Expenses	$
Legal Fees and Expenses	$
Transfer Agent and Registrar Fees	$
Miscellaneous Fees and Expenses	$
Total*	$

*	Estimated expenses.

No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

Item 14. Indemnification of Directors and Officers

We shall indemnify its officers and directors under the circumstances and to the full extent permitted by law. A director of the Company shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL for unlawful payment of dividends or improper redemption of stock, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the DGCL, as amended. Any repeal or modification of this paragraph by our stockholders shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

To the extent that indemnification for liabilities arising under the Securities Act, may be permitted to our directors and officers, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Item 15. Recent Sales of Unregistered Securities

All sales of unregistered securities in transactions that were exempt from the requirements of the Securities Act in the last three years are set forth below.

Issuances of Common Stock

On July 22, 2016, we entered a Securities Purchase Agreement with Chicago Venture. Pursuant the Securities Purchase Agreement, Chicago Venture purchased from us 10% convertible promissory notes in the aggregate principal amount of $2,205,000, including a 10% OID and $5,000 attorney’s fee. The notes were convertible into shares of common stock at the lesser of market price on the date of conversion or $0.05 per share. The notes were delivered in eight (8) tranches each in the principal amount of $250,000 and matured on October 18, 2018. We issued 35,367,266 shares of our common stock to Chicago Venture pursuant to the convertible promissory notes through the maturity date of the notes as follows:

●	On October 24, 2017, we issued 3,313,819 shares of our common stock to Chicago Venture at a conversion price of $0.009053 per share.

●	On December 1, 2017, we issued 3,456,221 shares of our common stock to Chicago Venture at a conversion price of $0.008680 per share.

●	On January 3, 2018, we issued 3,090,553 shares of our common stock to Chicago Venture at a conversion price of $0.009707 per share.

●	On January 24, 2018, we issued 3,113,002 shares of our common stock to Chicago Venture at a conversion price of $0.009637 per share.

●	On January 29, 2018, we issued 4,150,669 shares of our common stock to Chicago Venture at a conversion price of $0.009637 per share

●	On February 8, 2018we issued 2,739,398 shares of our common stock to Chicago Venture at a conversion price of $0.011013 per share.

●	On March 7, 2018, we issued 2,488,800 shares of our common stock to Chicago Venture at a conversion price of $0.020090 per share.

●	On April 2, 2018, we issued 2,000,000 shares of our common stock to Chicago Venture at a conversion price of $0.050000 per share.

●	On April 11, 2018, we issued 2,000,000 shares of our common stock to Chicago Venture at a conversion price of $0.050000 per share

●	On April 18, 2018, we issued 2,000,000 shares of our common stock to Chicago Venture at a conversion price of $0.050000 per share

●	On May 10, 2018, we issued 2,184,360 shares of our common stock to Chicago Venture at a conversion price of $0.045780 per share.

●	On June 5, 2018, we issued 1,077,354 shares of our common stock to Chicago Venture at a conversion price of $0.046410 per share

●	On July 2, 2018, we issued 1,778,811 shares of our common stock to Chicago Venture at a conversion price of $0.042163 per share.

●	On August 2, 2018, we issued 1,974,279 shares of our common stock to Chicago Venture at a conversion price of $0.038523 per share.

On January 15, 2017, we issued 437,500 shares of our common stock to Mass Ventures Corp. as stock-based compensation. The shares were issued in consideration of website development and investor and public relations services provided to us and valued at an aggregate of $17,500, or $0,040000 per share.

On January 15, 2017, we issued 500,000 shares of our common Stock to Monarch Bay Securities, LLC as stock-based compensation. The shares were issued in consideration of investor and public relations services provided to us and valued at an aggregate of $15,000, or $0.030000 per share.

On March 8, 2017, we issued 500,000 shares of our common Stock to Monarch Bay Securities, LLC as stock-based compensation. The shares were issued in consideration of investor and public relations services provided to us and valued at an aggregate of $9,850, or $0.019700 per share.

On January 5, 2018, we issued 41,843,571 shares of our common stock to our officers, directors and employees as stock-based compensation. The shares were issued in consideration of services to be provided to us and were valued on the grant date at an aggregate of $577,629, or $0.013804 per share. The requisite service period for vesting of the stock grants was one year.

On March 15, 2018, we issued 1,000,000 shares of our common stock to two directors in satisfaction of an accrued compensation liability from 2017. The shares were issued in consideration of director services provided to us in 2017 and valued at an aggregate of $14,000 or $0.014000 per share.

On March 15, 2018, we issued 1,625,000 shares of our common stock to First Look Equities, LLC in satisfaction of an accrued compensation liability from 2017. The shares were issued in consideration of investor and public relations services provided to us in 2017 and valued at an aggregate of $22,750, or $0.014000 per share.

On August 16, 2018, we issued 250,000 shares of our common stock to Mass Ventures Corp. for website development services performed during the third quarter 2018. The shares were valued at an aggregate of $14,250, or $0.057000 per share.

On July 1, 2019, we issued 400,000 shares of our common stock to Made Consulting in satisfaction of an accrued compensation liability from the second quarter of 2019. The shares were issued in consideration of investor and public relations services provided to us and valued at an aggregate of $28,000, or $0.070000 per share.

On July 1, 2019, we issued 250,000 shares of our common stock to Mass Ventures Corp. in satisfaction of an accrued compensation liability from the 2nd quarter 2019. The shares were issued in consideration of website development services provided to us and valued at an aggregate of $15,000, or $0.060000 per share.

On December 14, 2019, mortgage note principal and accrued but unpaid interest at an aggregate of $330,000, or $0.048300 per share, was converted by 400Ansin LLC, the noteholder, into 6,832,299 shares of our common stock. The shares were issued on January 4, 2020.

On January 2, 2019, we entered a the Chicago Venture Purchase Agreement (the “Chicago Venture Purchase Agreement”) with Chicago Venture for the sale of convertible promissory note in the amount of $2,710,000, which included a $200,000 OID and $10,000 in debt issuance costs for the transaction. The note is convertible into shares of common stock ($0.0001 par value per share) in 1 year at the average of the five lowest closing trading prices during the twenty trading days immediately preceding the applicable conversion at the redemption requests of Chicago Venture. Through the date of this prospectus, Chicago Venture made partial redemption requests to convert the note into common stock on the convertible note resulting in the following conversions to common stock:

●	On January 7, 2020, Chicago Venture converted an aggregate of $50,000 of note principal into 1,288,527 shares of our common stock at a redemption rate of $0.038804 per share.

●	On January 29, 2020, Chicago Venture converted an aggregate of $100,000 of note principal into 2,536,526 shares of our common stock at a redemption rate of $0.039424 per share.

●	On February 24, 2020, Chicago Venture converted an aggregate of $100,000 of note principal into 2,570,958 shares of our common stock at a redemption rate of $0.038896 per share.

●	On April 1, 2020, Chicago Venture converted an aggregate of $100,000 of note principal into 3,794,778 shares of our common stock at a redemption rate of $0.026352 per share.

●	On May 14, 2020, Chicago Venture converted an aggregate of $200,000 of note principal into 6,650,705 shares of our common stock at a redemption rate of $0.030072 per share.

●	On June 30, 2020, Chicago Venture converted an aggregate of $450,000 of note principal into 13,567,294 shares of our common stock at a redemption rate of $0.033168 per share.

●	On August 6, 2020, Chicago Venture converted an aggregate of $230,079.24 of note principal into 5,750,831 shares of our common stock at a redemption rate of $0.040008 per share.

As of October 15, 2020, the outstanding amount under the convertible promissory note is $176,833.74.

On June 30, 2020, we issued 1,000,000 shares of our common stock valued at an aggregate of $48,200, or $0.048200 per share, to Victoria Shuster, an independent contractor, as payment of a commission on the purchase of the 400 Ansin Blvd. building.

All the securities described above were issued in transactions exempt from registration under the Securities Act, as transactions not involving a public offering, pursuant to Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

We have filed the exhibits listed on the accompanying Exhibit Index of this registration statement and below in this Item 16:

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Progressive Training Inc, Certificate of Incorporation, dated October 31, 2006 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-SB filed on June 13, 2007)
3.2†	Progressive Care Inc., Certificate of Ownership and Merger of Progressive Care Inc. into Progressive Training, Inc. dated November 23, 2010
3.3†	Certificate of Amendment of Certificate of Incorporation dated July 3, 2014
3.4†	Certificate of Designations, Preferences and Rights of Series A Preferred Stock dated December 18, 2014
3.5†	Certificate of Amendment to the Certificate of Incorporation dated February 26, 2015
3.6†	Certificate of Amendment to Certificate of Incorporation dated September 23, 2019
3.7†	Certificate of Correction dated September 26, 2019
3.8†	Progressive Care Inc., Amended and Restated Bylaws
4.1†	Promissory Note between Regions Bank and PharmCo, LLC, 400 Ansin Blvd, Hallandale Beach, FL, dated as of December 14, 2018
4.2†	Promissory Note between 400Ansin LLC and the Company, 400 Ansin Blvd, Hallandale Beach, FL, dated as of December 14, 2018
4.3†	Secured Convertible Promissory Note between Chicago Venture Partners, L.P. and the Company, dated as of January 2, 2019
4.4†	Secured Convertible Promissory Note between Iliad Research and Trading, L.P. and Progressive Care, Inc., dated as of March 6, 2019
5.1*	Opinion of Lucosky Brookman LLP
10.1#†	Director Agreement between Jervis Hough and Progressive Care, Inc., dated as of August 1, 2017
10.2#†	Director Agreement between Oleg Firer and Progressive Care, Inc., dated as of September 20, 2017
10.3#†	Executive Employment Agreement by and between Alan Jay Weisberg and the Company, dated as of October 15, 2020.
10.4#†	Executive Employment Agreement by and between Cecile Munnik and the Company, dated as of October 15, 2020.
10.5#†	Executive Employment Agreement by and between Birute Norkute and the Company, dated as of January 3, 2020.
10.6†	Membership Interest Purchase Agreement – Touchpoint RX, LLC, dated as of March 30, 2018
10.7#†	Consulting Agreement by and between the Company and Spark Financial Consulting, Inc. dated July 1, 2019
10.8	Membership Interest Exchange Agreement, dated January 5, 2015 (filed as Exhibit 10.1 to Form 8-K filed on January 5, 2014)
16.1†	Letter regarding change in independent accountants
21.1†	List of subsidiaries of Progressive Care, Inc.
23.1†	Consent of Berkowitz Pollack Brant
23.3*	Consent of Lucosky Brookman LLP
24.1†	Power of Attorney (set forth on the Signature Page of the Registration Statement)

#	Indicates management contract or compensatory plan, contract or arrangement.
†	Filed herewith.
*	To be filed by amendment.

(b) Financial Statement Schedules.

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto.

Item 17. Undertakings

The undersigned registrant (the “Registrant”) hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hallandale Beach, Florida, on November 6, 2020.

Progressive Care Inc.

By:	/s/ Alan Jay Weisberg
Name: Alan Jay Weisberg Title: Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY: KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Alan Jay Weisberg, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Alan Jay Weisberg	Chief Executive Officer and	November 6, 2020
Alan Jay Weisberg	Chairman of the Board

/s/ Cecile Munnik	Chief Financial Officer	November 6, 2020
Cecile Munnik	(Principal Financial and Accounting Officer)

/s/ Jervis Bennet Hough	Director	November 6, 2020
Jervis Bennett Hough

/s/ Oleg Firer	Director	November 6, 2020
Oleg Firer